ANNUAL
REPORT
2025



CIVISTA
BANCSHARES, INC.

Rooted in Community, Focused on the Future.

NASDAQ: CIVB | civb.com | civista.bank

Financial Summary

Three-Year Condensed Consolidated Financial Summary

	2025	2024	2023
Earnings			
Net Income (000)	$46,212	$31,683	$42,964
Per Common Share Earnings			
Available To Common Shareholders			
Basic and Diluted	$2.64	$2.01	$2.73
Book Value	$26.20	$25.08	$23.70
Dividends Paid	$0.68	$0.64	$0.61
Balances			
Assets (millions)	$4,336.5	$4,098.5	$3,861.4
Deposits (millions)	$3,466.5	$3,211.9	$2,985.0
Net Loans (millions)	$3,228.0	$3,041.6	$2,824.6
Shareholders' Equity (millions)	$543.5	$388.5	$372.0
Performance Ratios			
Return On Average Assets	1.18%	0.80%	1.16%
Return On Average Equity	12.47%	8.40%	12.50%
Equity Capital Ratio	12.50%	9.48%	9.63%
Net Loans To Deposit Ratio	93.12%	94.70%	94.62%
Loss Allowance To Total Loans	1.28%	1.29%	1.30%

Vision
Working together to be the community's trusted financial provider.

Mission
To improve the financial lives of our customers, employees and shareholders, to make a difference in the communities we serve.



Letter from the CEO

A Message from
Dennis G. Shaffer, President and
Chief Executive Officer, Civista
Bancshares, Inc.

To our shareholders, customers, communities and employees:

I am pleased to present to you the annual report for Civista Bancshares, Inc. for the year ending December 31, 2025. As I reflect back on the year, I am pleased to report that Civista delivered strong financial performance while strengthening our balance sheet and advancing our strategic initiatives designed to support long term value. The year was marked by meaningful growth in earnings, disciplined execution of our lending and deposit strategies, and steady improvement in our funding profile.

Our focus throughout 2025 was clear: grow core deposits, maintain pricing discipline, improve profitability, and deepen relationships. These priorities allowed us to build on the momentum we generated in the second half of 2024 and position the company for an even stronger future.

Financial Performance

In 2025, we reported net income of $46.2 million or $2.64 per diluted share, compared to $31.7 million, or $2.01 per diluted share for 2024. This is particularly impressive given that there are approximately 2.0 million average additional shares outstanding as a result of a capital offering that we completed in July and a small bank acquisition we completed in November.

For the year ending, December 31, 2025, net interest margin increased 40 basis points to 3.61%, compared to 3.21% for the same period a year ago. Deposit balances

for the year grew by $254.6 million, or 7.9%. This allowed us to reduce our reliance on more expensive brokered deposits and wholesale borrowings. As a result, at year end, our deposit costs of 196 basis points and funding costs of 225 basis points, were 17 and 30 basis points, respectively, lower than a year ago.

For the year, loan and lease balances grew by $188.8 million, or 6.1%, with much of the growth coming in residential real estate. Our overall credit quality remains good, and we continue to be well reserved as our allowance to loan losses to loans ratio at December 31, 2025, is 1.28%, compared to 1.29% at December 31, 2024. While economic conditions remain mixed, our disciplined underwriting, strong understanding of our markets, and our relationship-focused approach allow us to navigate uncertainty with confidence.

Throughout 2025, we undertook several initiatives aimed at controlling expenses. For the year, non-interest expense was up $1.4 million or 1.3%, compared to the same period a year ago. However, if you adjust for the $3.8 million in non-recurring, acquisition and leasing related expenses, non-interest expense actually decreased $2.4 million, or 2.1%.

As a result of controlling expenses and increased net interest income, our efficiency ratio was 62% for 2025, a substantial improvement from the 70.9% we reported a year ago.

Our Return on Assets ratio was 1.11% for the year and improved each quarter throughout the year. We continue to look for opportunities to streamline our processes, improve workflows, and eliminate unnecessary complexity. Investments in automation, infrastructure upgrades, and improved reporting tools contributed to measurable efficiency gains.

Capital Offering

In July, we successfully completed a capital offering, resulting in the issuance of common shares for aggregate gross proceeds of approximately $80 million. This financing was supported by strong demand from both institutional and accredited investors, demonstrating confidence in our strategic vision and long-term growth prospects. The net proceeds from this offering will be used to accelerate and support organic growth opportunities, as well as future



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strategic transactions and general corporate purposes.

The capital strengthens our balance sheet and should allow us to grow organically at a faster pace as it reduces our commercial real estate concentration levels, and it provides funds to invest in our deposit initiatives. It also significantly improves all of our capital ratios, particularly our tangible common equity (TCE) ratio. Although we were well capitalized from a regulatory perspective, our TCE ratio, due to unrealized losses in our securities portfolio, was below some of the higher performing peer banks. By improving our TCE ratio and reducing our commercial real estate concentration levels, we've eliminated factors that potentially affected our stock performance.

Farmers Savings Bank Merger

Another milestone in 2025 was our acquisition of the Farmers Savings Bank, a $285 million bank that operated two branches located in Spencer and Wellington, Ohio. We found the deal strategically compelling as it strengthened our presence in northeast Ohio, enhanced our competitive advantage and allowed for greater customer acquisition. The deal was financially compelling as it provided liquidity that we initially used to pay down our borrowings and ultimately is now funding loan growth into Farmers' current markets, greater northeast Ohio, and across Civista's footprint. Farmers had $106 million in loans and $236 million in low-cost core deposits resulting in a 45% loan to deposit ratio. Through this acquisition we brought together two community-focused institutions with shared values, deep local roots, and a commitment to personal service.

On November 7, 2025, Farmers Savings Bank officially became part of Civista Bank. System conversion was successfully completed in February 2026. The integration process reflected careful planning, strong collaboration, and a clear focus on minimizing disruption for customers.







Importantly, it complements our branch network rather than replacing it, giving customers additional ways to begin or deepen relationships with Civista.

Behind the scenes, we modernized key systems and workflows, including general ledger enhancements, dispute tracking improvements, contactless debit card implementation, debit card profitability initiatives, fraud prevention upgrades, and the retirement of legacy platforms. These investments strengthened our infrastructure and will position us for continued growth in the years ahead.

Technology Modernization and Digital Strategy

In 2025, we continued to invest meaningfully in technology to support long-term growth, operational efficiency, and an enhanced customer experience.

We advanced our digital banking capabilities, including enhancements to our platform interface. This upgrade modernized the look and feel of our digital banking while positioning Civista for ongoing improvements. Our investments reflect our belief in a scalable, flexible digital platform that supports customization, innovation, and evolving customer expectations.

We launched Zelle®, providing customers with convenient, secure person-to-person payments directly within digital banking. Zelle enhances the everyday banking experience and supports our broader strategy of encouraging safer, more efficient payment methods.

During the year, we also implemented the Federal Reserve's FedNow® Service in a receive-only capacity. This allowed Civista to accept real-time payments with immediate settlement and funds availability, while establishing the operational controls and risk-management framework necessary for real-time payments.

Most significantly, we launched a new digital account opening platform, alongside with the redesign of our product suite. Our new platform provides a quick and seamless, digital-first account opening experience that integrates directly into our broader banking ecosystem.

New Product Suite & Growth Initiatives

In alignment with our digital strategy, we completed a comprehensive redesign of our deposit products.

Our updated products are simpler, more transparent, and designed to reward deeper customer relationships. We placed greater emphasis on debit card usage, digital engagement, and bundled benefits that encourage customers to consolidate their financial lives with Civista.

The redesign supports our broader deposit strategy and aligns directly with our digital account opening capabilities. It also reflects our commitment to fraud mitigation and evolving payment preferences by encouraging safer alternatives to paper-based transactions while remaining attentive to the needs of all customer segments.

Beyond consumer products, we continued expanding small business banking, treasury management, private banking, wealth management, and leasing services. Cross-functional collaboration across our sales teams resulted in meaningful new relationships and expanded opportunities throughout our footprint.

Leadership & Talent Development

Civista's strength begins with its people.

In 2025, we celebrated important leadership transitions that reflect thoughtful succession planning and a commitment to developing talent from within.

Charles (Chuck) A. Parcher was appointed Executive Vice President of Civista Bancshares, Inc., elected to the Board of Directors, and named President of Civista Bank. Chuck has been instrumental in shaping our lending strategy and driving disciplined growth since joining Civista. His leadership, experience, and commitment to relationship banking have had a lasting impact on our organization. His expanded role reflects both his contributions and our confidence in his ability to help guide Civista through its next phase of growth.

To fill Chuck's previous role, Robert (Bob) L. Katitus was promoted to Senior Vice President and Chief Lending Officer. Bob brings deep market knowledge, strong credit leadership, and a proven track record of developing teams and building quality loan portfolios. His promotion ensures continuity in our lending strategy while reinforcing our focus on prudent underwriting and relationship-driven growth.

We also created the role of Senior Revenue Officer and promoted Mark Sams, Civista's Southeastern Indiana Regional Market Executive, to serve in that capacity. This newly established position reflects our commitment to aligning revenue-generating business lines under a coordinated growth strategy. In this role, Mark focuses on identifying and advancing revenue opportunities across the bank, with direct responsibility for Treasury Management, Private Banking, Wealth Management, Civista@Work, and emerging specialty initiatives. By strengthening collaboration across these areas, we are positioning Civista to deepen customer relationships, diversify revenue streams, and enhance long-term performance.

These leadership advancements demonstrate thoughtful succession planning and reinforce our commitment to developing talent from within. They also position Civista with a strong and experienced leadership team prepared to execute our strategic priorities and support sustainable growth.

Employee engagement remains strong. We introduced new approaches to learning and development, including our Civista Roadshow format, bringing professional development directly to employees across our footprint.

We were also recognized as one of the Best Banks to Work For by the American Bankers Association and again named among the Best Employers in Ohio. These honors reflect the culture our employees create every day.

Community Impact

Community remains central to our mission.

In 2025, our employees contributed thousands of volunteer hours across our markets and continued supporting charitable organizations, schools, and economic development initiatives.

Employee-driven initiatives such as *Casual for a Cause* and *Holiday Happenings* once again raised meaningful funds for local organizations. Our teams also played an active role in United Way campaigns and served in leadership capacities across numerous nonprofit boards and community groups.



CRAIN'S CLEVELAND BUSINESS 2025

best places to work in Ohio

MULTIYEAR WINNER
2025 ★ 2024 ★ 2023 ★ 2022
2021 ★ 2020 ★ 2019

We strongly believe our success is closely tied to the well-being of the communities we serve. Through financial support, volunteerism, and active engagement, we strive to make a meaningful difference where we live and work.

Looking Ahead

As we reflect on 2025, it is clear that Civista is stronger, more efficient, and better positioned for sustainable growth.

We strengthened our capital base, successfully integrated the Farmers Savings Bank, modernized our digital and operational platforms, redesigned our product lineup, and continued to invest in our people and communities.

Looking ahead, we remain committed to disciplined growth, operational excellence, and deepening customer relationships. Our goal remains unchanged: to improve the financial lives of our customers, shareholders, and employees while maintaining our independence and community focus that defines Civista.

I would like to thank our employees for their dedication, our customers for their trust, and our shareholders for their continued confidence in us. Together, we are building a bank positioned not only for today, but for long-term success well into the future.

Sincerely

Dennis G. Shaffer

Dennis G. Shaffer

President & Chief Executive Officer
Civista Bancshares, Inc.







Leadership

Board of Directors
Civista Bancshares & Civista Bank



Dennis G. Shaffer
Chairman, President, and CEO, Civista Bancshares, Inc. and *CEO*, Civista Bank



Charles A. Parcher
Executive Vice President, Civista Bancshares, Inc. and *President*, Civista Bank



Darci L. Congrove
CPA - Managing Director, GBQ Partners, LLC



Mark J. Macioce
Vice President, Chief Information Officer MASCO Corporation



Julie A. Mattlin
Principal and *Owner,* DKMG Consulting, LLC.



Dennis E. Murray, Jr.
Partner, Murray & Murray Co., LPA



M. Patricia Oliver
Retired Partner, Tucker, Ellis, LLP and *Founder*, The Oliver Consulting Group



Clyde A. Perfect, Jr.
President and *CEO*, Perfect North Slopes



Harry Singer
President and *CEO*, Sandusco, Inc. and ICM Distributing Company, Inc.



Nathan E. Weaks
President, Automatic Feed Company



Lorina W. Wise
Chief Human Resources Officer, Nationwide Children's Hospital



Gerald B. Wurm
President, Wurm's Woodworking Co. and Creative Plastics International

DIRECTOR EMERITUS

James D. Heckelman
Retired, Founder of Dan-Mar Co., Inc.

Leadership

Civista Bank Executive Officers


Dennis G. Shaffer
Chief Executive Officer


Charles A. Parcher
President


Richard J. Dutton
Executive Vice President
Chief Operating Officer


Ian Whinnem
Executive Vice President
Chief Financial Officer


Robert L. Curry, Jr.
Senior Vice President
Chief Risk Officer


Veronica G. Doucette
Senior Vice President
Human Resources Officer


Russell L. Edwards
Senior Vice President
Chief Retail Officer


Robert L. Katitus
Senior Vice President
Chief Lending Officer


Carl A. Kessler III
Senior Vice President
Chief Information Officer


Lance A. Morrison
Senior Vice President
General Counsel & Corp. Secretary


Michael D. Mulford
Senior Vice President
Chief Credit Officer


Donna M. Waltz-Jaskolski
Senior Vice President
Customer Experience Officer

Members of the Civista Bank Executive Team also serve as officers of Civista Bancshares, Inc.

Civista Bank Senior Management Team


Jessica Barnett
Marketing and Communications


Brent Beard
Controller


Kevin Canepa
Civista Leasing & Finance, Sales


Mark Cassin
Regional Market Executive, Northwest Ohio


Jennifer Conn
Compliance


Jennifer DeNiro
Learning and Development


Richard Finneran
Regional Market Executive, North Central Ohio


Kimberly Flowers
Civista Leasing & Finance, Operations


Debora Kline
Strategic Initiatives


Jason Kuhnle
Wealth Management


Brenda Leal
Digital Banking


Nate Marshall
Regional Market Executive, Northeast Ohio


Allana McCreight
Information & Physical Security


Jeffrey Morgan
IT Infrastructure


Jeffrey Rolfsen
Loan Operations


Mark Sams
Revenue


David Shaver
Deposit Operations


Kimberly Springer
Business Solutions


Jessica Steuk
Private Banking


Ken Wiseman
Regional Market Executive, Central Ohio


Jarvis Woodson III
Mortgage Lending

Not Pictured: Bryan Smith, *Civista Leasing & Finance, Leasing Credit*

ANNUAL REPORT

CONTENTS

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Three-Year Selected Consolidated Financial Data

(Amounts in thousands, except per share data)

		Year ended December 31,				
		2025		**2024**		**2023**
Statements of income:						
Total interest and dividend income	$	220,985	$	206,695	$	182,734
Total interest expense		82,402		89,985		57,238
Net interest income		138,583		116,710		125,496
Provision for credit losses		3,377		5,364		4,435
Net interest income after provision for loan losses		135,206		111,346		121,061
Net gain (loss) on sale of securities		—		33		—
Other noninterest income		33,967		37,715		37,163
Total noninterest income		33,967		37,748		37,163
Total noninterest expense		113,938		112,520		107,611
Income before federal income taxes		55,235		36,574		50,613
Federal income tax expense		9,023		4,891		7,649
Net income	$	46,212	$	31,683	$	42,964
Allocation of earnings and dividends to participating securities		166		671		1,583
Net income available to common shareholders	$	46,046	$	31,012	$	41,381
Per common share:						
Net income available to common shareholders (basic)		2.64		2.01		2.73
Net income available to common shareholders (diluted)		2.64		2.01		2.73
Dividends declared		0.68		0.64		0.61
Book value		26.20		24.69		23.70
Average common shares outstanding:						
Basic		17,421,400		15,391,739		15,154,767
Diluted		17,421,400		15,391,739		15,154,767
Year-end balances:						
Loans, net	$	3,228,026	$	3,041,561	$	2,824,568
Securities		710,542		680,840		650,439
Total assets		4,336,453		4,098,469		3,861,418
Deposits		3,466,464		3,211,870		2,985,028
Borrowings		284,179		450,888		116,194
Shareholders' equity		543,474		388,502		372,002
Average balances:						
Loans, net	$	3,099,846	$	2,945,414	$	2,688,983
Securities		684,163		649,088		646,650
Total assets		4,165,782		3,969,656		3,717,347
Deposits		3,265,754		3,086,961		2,852,037
Borrowings		407,245		448,672		470,623
Shareholders' equity		449,568		377,359		343,724

Three-Year Selected Ratios

	Year ended December 31,		
	2025	**2024**	**2023**
Net interest margin (1)	3.61 %	3.21 %	3.70 %
Return on average total assets	1.11	0.80	1.16
Return on average shareholders' equity	10.28	8.40	12.50
Dividend payout ratio	25.76	31.76	22.34
Average shareholders' equity as a percent of average total assets	10.79	9.51	9.25
Net loan charge-offs (recoveries) as a percent of average total loans	0.10	0.11	0.04
Allowance for credit losses as a percent of loans at year-end	1.28	1.29	1.30
Shareholders' equity as a percent of total year-end assets	12.53	9.48	9.63

(1) Calculated on a tax-equivalent basis using a statutory tax rate of 21% for 2025, 2024 and 2023

Shareholder Return Performance

Set forth below is a line graph comparing the five-year cumulative return of the common shares of Civista Bancshares, Inc. (ticker symbol CIVB), based on an initial investment of $100 on December 31, 2020, and assuming reinvestment of dividends, with the cumulative return of the Standard & Poor's 500 Index, and the S&P U.S. BMI Banks Index. The comparative indices were obtained from S&P Global Market Intelligence.

Civista Bancshares, Inc.



Index	Period Ending					
	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Civista Bancshares, Inc.	100.00	142.42	131.70	114.37	135.76	148.12
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
S&P U.S. BMI Banks Index	100.00	135.97	112.77	123.02	164.70	211.47

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished, free of charge, to shareholders, upon written request to Lance A. Morrison, Secretary of Civista Bancshares, Inc., 100 East Water Street, Sandusky, Ohio 44870.

Common Shares and Shareholder Matters

The common shares of Civista Bancshares, Inc. ("CBI") trade on The NASDAQ Capital Market under the symbol "CIVB". As of February 18, 2026, there were 20,735,289 common shares outstanding and held by approximately 1,651 shareholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

CBI paid quarterly dividends on its common shares in the aggregate amounts of $0.68 per share and $0.64 per share in 2025 and 2024, respectively. The Company presently anticipates continuing to pay quarterly dividends in the future at similar levels, subject to compliance with applicable restrictions on the payment of dividends as discussed in the "Liquidity and Capital Resources" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 19 to the Consolidated Financial Statements.

General Development of Business

CIVISTA BANCSHARES, INC. ("CBI") was organized under the laws of the State of Ohio on February 19, 1987 and is a registered financial holding company under the Gramm-Leach-Bliley Act of 1999, as amended (the "GLBA"). CBI's office is located at 100 East Water Street, Sandusky, Ohio. CBI and its subsidiaries are sometimes referred to together as the "Company". The Company had total consolidated assets of $4,336,453 at December 31, 2025.

CIVISTA BANK ("Civista"), owned by the Company since 1987, opened for business in 1884 as The Citizens National Bank. In 1898, Civista was reorganized under Ohio banking law and was known as The Citizens Bank and Trust Company. In 1908, Civista surrendered its trust charter and began operation as The Citizens Banking Company. The name Civista Bank was introduced during the first quarter of 2015 to solidify our dual Citizens/Champaign brand and distinguish ourselves from the many other banks using the "Citizens" name in our existing and prospective markets. Civista maintains its main office at 100 East Water Street, Sandusky, Ohio and operates branch banking offices in the following Ohio communities: Sandusky, Norwalk, Berlin Heights, Huron, Port Clinton, Castalia, New Washington, Shelby, Willard, Greenwich, Plymouth, Shiloh, Akron, Dublin, Plain City, Russells Point, Urbana, West Liberty, Quincy, Dayton, Beachwood, Gahanna, Napoleon, Malinta, Spencer, Wellington, Liberty Center, Lorain, Holgate, Bowling Green, and in the following Indiana communities: Lawrenceburg, Aurora, West Harrison, Milan, Osgood and Versailles. Civista also operates loan production offices in Westlake, Ohio and Fort Mitchell, Kentucky and a leasing company office in Pittsburgh, Pennsylvania. Civista and its consolidated subsidiaries as discussed below, accounted for 99.8% of the Company's consolidated assets at December 31, 2025.

FIRST CITIZENS INVESTMENTS, INC. ("FCI") was formed in 2007 as a wholly owned subsidiary of Civista to hold and manage its securities portfolio. The operations of FCI are located in Wilmington, Delaware.

CIVISTA LEASING & FINANCING ("CLF") formerly known as Vision Financial Group, Inc. ("VFG") was acquired in the fourth quarter of 2022 as a wholly owned subsidiary of Civista. Effective as of August 31, 2023, VFG was merged with and into Civista, and CLF is now operated as a full-service general equipment leasing and financing division of Civista. The operations of CLF are located in Pittsburgh, Pennsylvania.

FIRST CITIZENS INSURANCE AGENCY, INC. ("FCIA") was formed as a wholly owned subsidiary of CBI to allow the Company to participate in commission revenue generated through its third-party insurance agreement.

WATER STREET PROPERTIES, INC. ("WSP") was formed as a wholly owned subsidiary of CBI to hold properties repossessed by CBI subsidiaries.

CIVB RISK MANAGEMENT, INC. ("CRMI"), a wholly owned subsidiary of CBI which was formed and began operations on December 26, 2017, is a Delaware-based captive insurance company which insures against certain risks unique to the operations of the Company and for which insurance may not be currently available or economically feasible in today's insurance marketplace. CRMI pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. CRMI is subject to regulations of the State of Delaware and undergoes periodic examinations by the Delaware Department of Insurance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in thousands, except per share data)

General

The following paragraphs more fully discuss the significant highlights, changes and trends as they relate to the Company's financial condition, results of operations, liquidity and capital resources as of December 31, 2025 and 2024, and during the three-year period ended December 31, 2025. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, which are included elsewhere in this report.

The Company operates as a single reportable segment. The Chief Financial Officer, who serves as the Company's chief operating decision maker ("CODM"), evaluates financial performance and allocates resources on a consolidated basis.

Acquisition of The Farmers Savings Bank ("FSB")

At the close of business on November 6, 2025, the Company closed the previously announced acquisition of FSB. The acquisition added approximately $268.1 million of total assets, $106.2 million of total loans and leases, $236.1 million of total deposits, and two branches. The 2025 results reflect inclusion of FSB since November 7, 2025.

Upon the closing of the acquisition, FSB was merged with and into Civista Bank. In addition, the management and organization structure was updated to reflect the combined organization. On-boarding of former FSB colleagues and their initial training remain ongoing. Certain of Civista's products and services are being introduced across the legacy FSB customer base, and customer-facing colleagues are focused on both growing and retaining customers. Technology conversions were completed in mid-February 2026, subsequent to year-end, and did not impact the Company's December 31, 2025 financial statements.

Offering of Common Shares

On July 10, 2025, CBI announced an underwritten public offering of up to a maximum of 3,788,238 of its common shares. CBI subsequently closed on the sale of 3,294,120 common shares on July 14, 2025, and the sale of an additional 494,118 common shares on July 16, 2025 pursuant to the underwriters' exercise of their overallotment option, at the public offering price of $21.25 per share. The aggregate net proceeds from the offering were approximately $75.7 million, after deducting $608 of direct expenses and the underwriting discount of $4.2 million. The net proceeds from the offering were initially used to pay-down short-term FHLB advances, but the long-term strategic plan is to use the net proceeds for general corporate purposes, which may include supporting organic growth opportunities and future strategic transactions.

Financial Condition

At December 31, 2025, the Company's total assets were $4,336,453, compared to $4,098,469 at December 31, 2024. Net loans and leases (sometimes referred to herein as "net loans") and securities available for sale increased $186,465 and $33,841 from December 31, 2024, to December 31, 2025, respectively. Other factors contributing to the change in assets are discussed in the following sections.

Loans held for sale increased $6,515, from $665 at December 31, 2024 to $7,180 at December 31, 2025. The increase is due to higher loan origination activity. At December 31, 2025, 27 loans totaling $7,180 were held for sale as compared to six loans totaling $665 at December 31, 2024.

At December 31, 2025, the Company's net loans totaled $3,228,026 and increased by 6.1% from $3,041,561 at December 31, 2024. Excluding the net loans acquired of $104.2 million from the FSB acquisition, net loans increased $82.3 million in 2025. Commercial Real Estate - Owner Occupied loans increased $11,180, Commercial Real Estate - Non-Owner Occupied loans increased $24,975, Residential Real Estate loans increased $168,510, Farm Real Estate loans increased $14,740, and Consumer and Other loans increased $21,859. The increases in the foregoing loan segments were partially offset by decreases of $52,448 in total for the remaining loan segments.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the amount of Commercial and Agriculture, Commercial Real Estate, Residential Real Estate, Real Estate Construction, Farm Real Estate, Lease financing receivables and Consumer and Other Loans outstanding as of December 31, 2025, which, based on the contract terms for repayments of principal, are due in the periods indicated. In addition, the amounts due after one year are classified according to their sensitivity to changes in interest rates.

	Within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
			Maturing		
			(Dollars in thousands)		
Commercial & Agriculture	$ 44,303	$ 146,832	$ 31,175	$ 86,382	$ 308,692
Commercial Real Estate:					
Owner Occupied	14,668	118,206	219,861	32,812	385,547
Non-Owner Occupied	120,997	555,982	516,076	45,962	1,239,017
Residential Real Estate	12,119	48,951	265,814	617,444	944,328
Real Estate Construction	81,981	88,290	52,734	62,132	285,137
Farm Real Estate	684	13,627	14,714	8,750	37,775
Lease financing receivables	6,437	27,575	1,091	—	35,103
Consumer and Other	976	9,742	23,653	76	34,447
Total	$ 282,165	$ 1,009,205	$ 1,125,118	$ 853,558	$ 3,270,046

	Fixed Rate	Variable Rate
	Due After One Year	
	(Dollars in thousands)	
Commercial & Agriculture	$ 84,598	$ 179,791
Commercial Real Estate:		
Owner Occupied	142,431	228,448
Non-Owner Occupied	313,984	804,036
Residential Real Estate	223,304	708,905
Real Estate Construction	27,685	175,471
Farm Real Estate	17,560	19,531
Lease financing receivables	28,666	—
Consumer and Other	7,952	25,519
Total	$ 846,180	$ 2,141,701

The preceding maturity information is based on contract terms at December 31, 2025 and does not include any possible "rollover" at maturity date. In the normal course of business, Civista considers and acts on the borrowers' requests for renewal of loans at maturity. Evaluation of such requests includes a review of the borrower's credit history, the collateral securing the loan and the purpose for such request.

Analysis of the Allowance for Credit Losses

The following table shows the daily average loan balances and changes in the allowance for credit losses for the years indicated.

	2025	2024	2023
		(Dollars in thousands)	
Total loans outstanding	$ 3,270,046	$ 3,081,230	$ 2,861,727
Allowance for credit losses at year end	42,020	39,669	37,160
Loans accounted for on a nonaccrual basis	30,834	30,950	12,467
Allowance for credit losses to total loans outstanding	1.28%	1.29%	1.30%
Nonaccrual loans to total loans outstanding	0.94%	1.00%	0.44%
Allowance for credit losses to nonaccrual loans	136.28%	128.17%	298.07%
Average loans outstanding:			
Commercial & Agriculture	322,011	310,770	276,438
Commercial Real Estate—Owner Occupied	380,242	374,965	372,214
Commercial Real Estate—Non-Owner Occupied	1,241,106	1,198,569	1,086,895
Real Estate Mortgage	825,332	721,379	588,739
Real Estate Construction	287,717	286,264	254,429
Farm Real Estate	25,743	24,279	24,250
Lease financing receivables	45,029	53,392	44,014
Consumer and Other	13,277	15,294	10,651
Loan participations sold, reflected as secured borrowings	—	—	65,167
Total average loans outstanding	3,140,457	2,984,912	2,722,797
Net charge-offs (recoveries):			
Commercial & Agriculture	826	1,942	1,122
Commercial Real Estate—Owner Occupied	(1)	—	(15)
Commercial Real Estate—Non-Owner Occupied	1,347	654	(46)
Real Estate Mortgage	(41)	(114)	(116)
Real Estate Construction	—	(12)	(37)
Farm Real Estate	—	—	—
Lease financing receivables	1,005	861	—
Consumer and Other	(6)	45	72
Total net charge-offs (recoveries)	3,130	3,376	980
Ratio of net charge-offs (recoveries) during the year to average loans outstanding:			
Commercial & Agriculture	0.26%	0.62%	0.41%
Commercial Real Estate—Owner Occupied	(0.00)%	—	(0.00)%
Commercial Real Estate—Non-Owner Occupied	0.11%	0.05%	(0.00)%
Real Estate Mortgage	(0.00)%	(0.02)%	(0.02)%
Real Estate Construction	—	(0.00)%	(0.01)%
Farm Real Estate	—	—	—
Lease financing receivables	2.23%	1.61%	—
Consumer and Other	(0.05)%	0.29%	0.11%
Total net charge-offs (recoveries)	0.10%	0.11%	0.04%

The amount of net charge-offs fluctuates from year to year due to factors relating to the condition of the general economy, decline in market values of collateral and deterioration of specific businesses.

The determination of the balance of the allowance for credit losses is based on the CECL methodology and utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods under prior GAAP, which generally require that a loss be incurred before it is recognized. In management's judgment, the CECL methodology produces a result that is adequate to provide for future probable credit losses.

Allocation of Allowance for Credit Losses

The following tables allocate the allowance for credit losses at December 31, 2025, 2024, and 2023, to each loan category. The allowance has been allocated according to the amount deemed to be reasonably necessary to provide for expected lifetime credit losses within the following categories of loans at the dates indicated.

	2025		2024	
	Allowance	Percentage of loans to total loans	Allowance	Percentage of loans to total loans
	(Dollars in thousands)			
Commercial & Agriculture	$ 5,153	9.4%	$ 6,586	10.8%
Commercial Real Estate—Owner Occupied	4,420	11.8%	4,327	12.1%
Commercial Real Estate—Non-Owner Occupied	12,118	37.9%	11,404	39.8%
Real Estate Mortgage	14,718	28.9%	11,866	24.8%
Real Estate Construction	3,842	8.7%	3,708	9.9%
Farm Real Estate	279	1.2%	226	0.7%
Lease financing receivables	1,169	1.1%	1,361	1.5%
Consumer and Other	321	1.0%	191	0.4%
	$ 42,020	100.0%	$ 39,669	100.0%

	2023	
	Allowance	Percentage of loans to total loans
	(Dollars in thousands)	
Commercial & Agriculture	$ 7,587	10.6%
Commercial Real Estate—Owner Occupied	4,723	13.2%
Commercial Real Estate—Non-Owner Occupied	12,056	40.6%
Real Estate Mortgage	8,489	23.1%
Real Estate Construction	3,388	9.1%
Farm Real Estate	260	0.9%
Lease financing receivables	297	1.9%
Consumer and Other	341	0.6%
Unallocated	19	—
	$ 37,160	100.0%

Civista measures the adequacy of the allowance for credit losses by using the CECL methodology and utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The allowance for credit losses to total loans decreased slightly from 1.29% in 2024 to 1.28% in 2025.

Securities available for sale increased by $33,841, or 5.2%, from $648,067 at December 31, 2024 to $681,908 at December 31, 2025. Mortgage-backed securities increased $70,532, or 31.3%, from $225,561 at December 31, 2024 to $296,093 at December 31, 2025. U.S. Treasury securities and obligations of U.S. government agencies decreased $36,370, or 37.3% from $97,387 at December 31, 2024 to $61,017 at December 31, 2025. Obligations of states and political subdivisions available for sale remained relative flat at $324,798 at December 31, 2025. The Company continues to utilize letters of credit from the FHLB to replace maturing securities that were pledged for public entities. As of December 31, 2025, the Company was in compliance with all applicable pledging requirements.

Mortgage-backed securities totaled $296,093 at December 31, 2025 and none were considered unusual or "high risk" securities as defined by regulatory authorities. Of this total, $179,938 consisted of pass-through securities issued by the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and Government National Mortgage Association ("GNMA"), and the remaining $116,155 of these securities were collateralized by mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA. The average interest rate of the mortgage-backed securities portfolio at December 31, 2025 was 3.54%. The average maturity at December 31, 2025 was approximately 15.4 years.

Securities available for sale had a fair value at December 31, 2025 of $691,908. This fair value includes unrealized gains of approximately $2,106 and unrealized losses of approximately $47,139. Net unrealized losses totaled $45,033 at December 31, 2025 compared to net unrealized losses of $61,991 at December 31, 2024. The change in unrealized losses is primarily due to changes in market interest rates. Note 3 to the Consolidated Financial Statements provides additional information on unrealized gains and losses.

The following table sets forth the maturities of securities at December 31, 2025 and the weighted average yields of such debt securities. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions.

	Within one year		After one but within five years		After five but within ten years		After ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(Dollars in thousands)				
Available for Sale (2)								
U.S. Treasury securities and obligations of U.S. government agencies	$ 23,271	1.52%	$ 28,426	2.17%	$ 1,790	3.61%	$ 7,530	6.08%
Obligations of states and political subdivisions (1)	1,986	4.09	33,962	2.36	59,606	3.40	229,244	3.14
Mortgage-backed securities in government sponsored entities	1,623	2.90	15,347	3.10	7,293	3.72	271,830	3.56
Total	$ 26,880	1.80%	$ 77,735	2.43%	$ 68,689	3.44%	$ 508,604	3.41%

(1)   Weighted average yields on nontaxable obligations have been computed based on actual yields stated on the security.

(2)   The weighted average yield has been computed using the historical amortized cost for available-for-sale securities.

Premises and equipment, net of accumulated depreciation, decreased $6,555 from December 31, 2024 to December 31, 2025. The decrease was the result of depreciation of $8,315 and net disposals exceeding new purchases by $233, partially offset by the acquisition of $1,993 of premises and equipment in the FSB acquisition.

Goodwill increased $4,918 from December 31, 2024 to $130,438 at December 31, 2025. The increase in Goodwill was related to the FSB acquisition. Other intangible assets increased $5,217 from year-end 2024. The increase in other intangibles was mainly the result of adding $6,975 in core deposit intangible from the FSB acquisition, partially offset by $1,564 of amortization on core deposit intangibles and a decrease of $194 of mortgage servicing rights. See Note 2 to the Consolidated Financial Statements for additional details related the FSB acquisition.

Swap assets decreased $1,814 from December 31, 2024 to December 31, 2025. The decrease was primarily the result of $2,180 in cash collateral posted by counterparties at December 31, 2025 that is netted against the fair value of the swap asset.

Bank owned life insurance ("BOLI") increased $370 from December 31, 2024 to December 31, 2025, as a result of increases in the cash surrender value of the underlying insurance policies and death benefits on life insurance policies in 2024 held on two former employees of $1,373 compared to death benefits of $1,193 in 2025 held on one former employee.

Year-end deposit balances totaled $3,466,464 in 2025 compared to $3,211,870 in 2024, an increase of $254,594, or 7.9%. This increase in deposits at December 31, 2025 compared to December 31, 2024 includes the November 2025 acquisition of FSB that added approximately $236,096 in total deposits. Year-over-year increases include savings and money market accounts of $107,619, or 9.5%, certificate of deposit accounts of $257,340, or 54.8%, and non-interest bearing demand accounts of $6,918, or 1.0%, partially offset by decreases in interest bearing demand accounts of $19,180, or 4.6%, and brokered deposits of $98,123, or 19.6%. Average deposit balances for 2025 were $3,265,754 compared to $3,086,961 for 2024, an increase of 5.8%. Savings and demand accounts averaged $1,021,670 for 2025 compared to $959,276 for 2024, increasing $144,143, or 10.1%, primarily due to increases in retail, public funds, and business money market deposits. Average certificates of deposit increased $62,394 to total an average balance of $1,021,670 for 2025 primarily resulting from competitive rate strategy retaining and growing the certificates of deposit portfolio.

The average daily amount of deposits (all in domestic offices) and average rates paid on such deposits is summarized for the years indicated.

	2025		2024	
	Average balance	Average rate paid	Average balance	Average rate paid
	(Dollars in thousands)			
Noninterest-bearing demand deposits	$ 673,653	N/A	$ 701,397	N/A
Interest-bearing demand deposits	419,810	0.46%	425,423	0.67%
Savings, including Money Market deposit accounts	1,150,621	1.83%	1,000,865	1.90%
Certificates of deposit, including IRAs	1,021,670	4.03%	959,276	4.58%
	$ 3,265,754		$ 3,086,961	

Uninsured deposits at December 31, 2025 and 2024 were $647,472 and $431,713, respectively. The increase in uninsured deposits that was related to the FSB acquisition was $69,000. Uninsured deposits as of December 31, 2025 and 2024 are based on estimates and include portions of FDIC-insured deposit accounts that exceed the insurance limit of $250 per separately insured depositor. Management actively monitors uninsured deposit levels and customer concentrations and believes existing liquidity sources, including on-balance sheet liquidity and contingent funding arrangements, are sufficient to manage potential volatility.

Maturities of certificates of deposits and individual retirement accounts (IRAs) of more than $250 outstanding at December 31, 2025 are summarized as follows.

	Certificates of Deposits	Individual Retirement Accounts	Total
	(Dollars in thousands)		
3 months or less	$ 88,193	$ 1,162	$ 89,355
Over 3 through 6 months	51,896	1,342	53,238
Over 6 through 12 months	50,223	3,208	53,431
Over 12 months	43,157	—	43,157
	$ 233,469	$ 5,712	$ 239,181

Other borrowings decreased $2,203 from December 31, 2024 to December 31, 2025. Other borrowings decreased due to lower borrowings at the CLF division.

Swap liabilities decreased $5,890 from December 31, 2024 to December 31, 2025. The decrease was primarily the result of decreases in the fair value of swap liabilities as compared to December 31, 2024.

Total shareholders' equity increased $154,972, or 39.9%, during 2025 to $543,474. Shareholders' equity increased due to net income of $46,212 coupled with $75,666 from the capital raise completed in the third quarter of 2025 and $31,214 from the issuance of common shares in the fourth quarter of 2025 in connection with the FSB acquisition, partially offset by $11,836 of dividends on common shares and $178 of repurchases of common shares as treasury shares. Additionally, $852 was recognized as stock-based compensation in 2025 in connection with the grant of restricted common shares. Accumulated other comprehensive loss decreased by $13,042 due to an increase in the fair value of securities available for sale, net of tax. For further explanation of these items, see Note 1, Note 2, Note 15 and Note 16 to the Consolidated Financial Statements. The Company paid $0.68 per common share in dividends in 2025 compared to $0.64 per common share in dividends in 2024.

Total outstanding common shares at December 31, 2025 were 20,746,474, which increased from 15,487,667 common shares outstanding at December 31, 2024. Common shares outstanding mainly increased due to the issuance of 3,788,238 common shares in the capital raise and the issuance of 1,434,473 common shares in connection with the FSB acquisition. Common shares outstanding was also impacted by the Company's repurchase of 8,716 common shares during 2025 at an average repurchase price of $20.36. The Company repurchased 8,182 common shares pursuant to its stock repurchase program announced on April 15, 2025, pursuant to which the Company is authorized to repurchase a maximum aggregate value of $13,500 of the Company's common shares until April 16, 2026. An additional 534 common shares were surrendered by officers to the Company to pay taxes upon vesting of restricted shares and 5,045 restricted common shares previously issued to officers were forfeited. The repurchase of common shares was offset by the grant of 39,587 restricted common shares to certain officers in 2025 under the Company's 2024 Incentive Plan. In addition, 10,270 common shares were issued to Civista directors in 2025 as a retainer payment for service on the Civista Board of Directors.

Results of Operations

The operating results of the Company are affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. The Company's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

The Company's net income primarily depends on its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent on the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net income is also affected by provisions for credit losses, service charges, gains on the sale of assets, other non-interest income, noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2025 and December 31, 2024

Net Income

The Company's net income for the year ended December 31, 2025 was $46,212, compared to $31,683 for the year ended December 31, 2024. The change in net income was the result of the items discussed in the following sections.

Net Interest Income

Net interest income for 2025 was $138,583, an increase of $21,873, or 18.7%, from 2024. From 2024 to 2025, average interest-earning assets increased $198,769, which increased interest income by $14,290, while average interest-bearing liabilities increased $157,968, but decreased interest expense by $7,583. The decrease in interest expense is mainly attributable to 101-basis point reduction in higher costing short-term FHLB borrowings coupled with a 55-basis point decrease in time deposits, that more than offset the increase in average interest-bearing liabilities. The Company continually examines its rate structure to ensure that its interest rates are competitive and reflective of the current rate environment in which it competes. Net interest income was also favorably impacted by $1.6 million of non-recurring adjustments in the second quarter of 2025 resulting from the CLF core system conversion.

Total interest income increased $14,290 to $220,985 for the year ended December 31, 2025, which was attributable to an increase of $11,891 in interest and fees on loans. This change was the result of an increase in the average balance of loans, accompanied by a higher yield on the loan portfolio. The average balance of loans increased by $155,545, or 5.2%, to $3,140,457 for the year ended December 31, 2025, as compared to $2,984,912 for the year ended December 31, 2024. The loan yield increased to 6.22% for 2025, from 6.15% in 2024.

Interest on taxable securities increased $2,327 to $14,966 for the year ended December 31, 2025, compared to $12,639 for the same period in 2024. The average balance of taxable securities increased $45,930 to $403,185 for the year ended December 31, 2025, as compared to $357,255 for the year ended December 31, 2024. The yield on taxable securities increased 24 basis points to 3.42% for 2025, compared to 3.18% for 2024. Interest on tax-exempt securities decreased $140 to $9,333 for the year ended December 31, 2025, compared to $9,473 for the same period in 2024. The average balance of tax-exempt securities decreased $10,855 to $280,978 for the year ended December 31, 2025 as compared to $291,833 for the year ended December 31, 2024. The yield on tax-exempt securities increased 2 basis points to 3.87% for 2025 compared to 3.85% for 2024.

Total interest expense decreased $7,583, or 8.4%, to $82,402 for the year ended December 31, 2025, compared to $89,985 for the same period in 2024. The decrease in interest expense was mainly attributable to 101-basis point reduction in higher costing short-term FHLB borrowings coupled with a 55-basis point decrease in time deposits, that more than offset the increase in average interest-bearing liabilities. For the year ended December 31, 2025, the average balance of interest-bearing liabilities increased $157,968 to $2,999,346, as compared to $2,841,378 for the year ended December 31, 2024. Interest incurred on deposits decreased by $1,607 to $64,194 for the year ended December 31, 2025, compared to $65,801 for the same period in 2024. The decrease in deposit expense was due to a decrease in the average rate paid, as the average rate paid on demand and savings accounts decreased from 1.53% in 2024 to 1.46% in 2025 and the average rate paid on time deposits decreased from 4.58% in 2024 to 4.03% in 2025, which more than offset the increase in the average balance of interest-bearing deposits of $206,537 for the year ended December 31, 2025 as compared to the same period in 2024. Interest expense incurred on FHLB advances decreased 29.6% from 2024 as rates have fallen in 2025 resulting in a 101-basis point reduction in the FHLB borrowing costs coupled with a $45,354 decrease in the average balance of short-term FHLB borrowings for the year ended December 31, 2025 as compared to the same period in 2024.

Refer to "Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential" and "Changes in Interest Income and Interest Expense Resulting from Changes in Volume and Changes in Rate" on pages 42 through 44 for further analysis of the impact of changes in interest-bearing assets and liabilities on the Company's net interest income.

Provision and Allowance for Credit Losses

The Company's policy is to maintain the allowance for credit losses at a level sufficient to provide for probable future losses in the current portfolio. Management believes the analysis of the allowance for credit losses supported a reserve of $42,020 at December 31, 2025. The Company provides for credit losses through regular provisions to the allowance for credit losses as necessary. The amount of the provision is affected by loan charge-offs, recoveries and changes in specific and general allocations required for the allowance for credit losses. A number of factors impact the provisions for credit losses, such as the level of higher risk loans in the portfolio, changes in practices related to loans, changes in collateral values and other factors. We continue to actively manage this process and have provided to maintain the reserve at a level that assures adequate coverage ratios.

Provisions for credit losses totaled $3,377 in 2025, $5,364 in 2024 and $4,435 in 2023. The Company's provision for credit losses decreased $1,987 during 2025, as compared to 2024. During 2025, the Company experienced lower net charge offs than in 2024, raised capital in the third quarter that allowed the Company to lower certain Q factor risks and saw improvement in prepayment and curtailment rates in some loan categories as well as improvement in the annual loss driver updates that are performed as part of its ongoing model governance process. The annual updated analysis resulted in changes to certain model assumptions and inputs, which reduced the allowance for credit losses, thus lowering the provision for credit losses. Management believes the revised methodology better reflects the current risk characteristics of the loan portfolio.

Efforts are continually made to analyze each segment of the loan portfolio and quantify risk to assure that reserves are appropriate for each segment and the overall portfolio. Management specifically evaluates loans that are individually evaluated, which includes restructured loans, to estimate potential loss. This analysis includes a review of the loss migration calculation for all loan categories as well as fluctuations and trends in various risk factors that have occurred within the portfolios' economic life cycle. The analysis also includes assessment of qualitative factors such as credit trends, unemployment trends, vacancy trends and loan growth. The composition and overall level of the loan portfolio and charge-off activity are also factors used to determine the amount of the allowance for credit losses.

Management analyzes each individually evaluated commercial and commercial real estate loan relationship with a balance of $350 or larger, on an individual basis and when it is in nonaccrual status or when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet its debt service requirements. Loans held for sale are excluded from consideration as individually evaluated. Loans are generally moved to nonaccrual status when 90 days or more past due. Individually evaluated loans or portions thereof are charged-off when deemed uncollectible.

Noninterest Income

Noninterest income decreased $3,781, or 10.0%, to $33,967 for the year ended December 31, 2025, from $37,748 for the comparable 2024 period. The decrease was primarily due to decreases in lease revenue and residual income of $3,037, other income of $883, and bank owned life insurance of $370, which were slightly offset by an increase in service charges of $347. For the twelve months ended December 31, 2025, noninterest income was reduced $1,000 from non-recurring adjustments resulting from the CLF core system conversion that occurred in the second quarter of 2025.

Lease revenue and residual income decreased by $3,037 due to stronger lease originations in 2024 mainly due to leasing originations being strategically curtailed in 2025 resulting from the CLF core system conversion coupled with the one-time non-recurring adjustment aforementioned above. Other income decreased by $883 primarily related to lower fee revenue from CLF. Bank owned life insurance decreased by $370 mainly due to the receipt of death benefits on life insurance policies on two former employees in the amount of $699 in 2024. Service charges increased by $347 primarily attributable to an increase in retail overdraft fees.

Noninterest Expense

Noninterest expense increased $1,418, or 1.3%, to $113,938 for the year ended December 31, 2025, from $112,520 for the comparable 2024 period. The increase was primarily due to increases in other operating expenses of $4,109 and professional fees of $801, mostly offset by decreases in compensation expense of $3,080 and equipment expense of $1,448. For the twelve months ended December 31, 2025, noninterest expense was increased by $3,782 of non-recurring adjustments related to acquisition expenses from the FSB acquisition and the CLF core system conversion.

The increase in other operating expenses is mainly attributable to the aforementioned non-recurring adjustments. The increase in professional services was mainly due to utilizing consultants to assist in transitioning CLF to its new core processing system that was completed in the second quarter of 2025. The decrease in compensation expense was due to an increase in the deferral of salaries and wages related to loan originations in 2025. The decrease in equipment expense was related to operating lease contracts, as our CLF division continues to originate fewer operating leases coupled with purchasing residual value insurance on those operating leases with a goal of eventually eliminating depreciation expense related to operating leases, as well as $737 in depreciation expense recorded to write down the net book value of certain assets identified as no longer in use.

Income Tax Expense

Income tax expense was $9,023 in 2025 compared to $4,891 in 2024. Income tax expense as a percentage of pre-tax income was 16.3% in 2025 compared to 13.4% in 2024. The increase in the effective tax rate for 2025 is mainly due to pretax income outpacing the change in permanent differences in 2025, thus creating more taxable income at the statutory tax rate of 21%, therefore, increasing the Company's effective tax rate. A lower federal effective tax rate than the statutory rate of 21% in 2025 and 2024 is primarily due to tax-exempt interest income from state and municipal investments, municipal loans, income from BOLI and low income housing tax credits.

Comparison of Results of Operations for the Years Ended December 31, 2024 and December 31, 2023

A discussion regarding our financial condition and results of operations for the year ended December 31, 2024 and year-to-year comparisons between 2024 and 2023, which are not included in this Annual Report on Form 10-K, can be found under "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Part II of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and are incorporated by reference herein.

Changes in Interest Income and Interest Expense
Resulting from Changes in Volume and Changes in Rate

The following table sets forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rate (Amounts in thousands):

	Increase (decrease) due to:		
	Volume (1)	Rate (1)	Net
2025 compared to 2024			
Interest income:			
Loans	$ 9,660	$ 2,231	$ 11,891
Taxable securities	1,344	983	2,327
Nontaxable securities	(201)	61	(140)
Interest-bearing deposits in other banks	358	(146)	212
Total interest income	$ 11,161	$ 3,129	$ 14,290
Interest expense:			
Savings and interest-bearing demand accounts	$ 2,140	$ (1,010)	$ 1,130
Certificates of deposit	2,738	(5,475)	(2,737)
Short-term Federal Home Loan Bank advances	(2,258)	(3,209)	(5,467)
Long-term Federal Home Loan Bank advances	(18)	5	(13)
Securities sold under repurchase agreements	—	—	—
Federal funds purchased	—	—	—
Other borrowings	(256)	54	(202)
Subordinated debentures	7	(301)	(294)
Total interest expense	$ 2,353	$ (9,936)	$ (7,583)
Net interest income	$ 8,808	$ 13,065	$ 21,873
2024 compared to 2023			
Interest income:			
Loans	$ 15,926	$ 6,897	$ 22,823
Taxable securities	(308)	1,229	921
Nontaxable securities	40	151	191
Interest-bearing deposits in other banks	(45)	71	26
Total interest income	$ 15,613	$ 8,348	$ 23,961
Interest expense:			
Savings and interest-bearing demand accounts	$ 413	$ 13,751	$ 14,164
Certificates of deposit	17,450	432	17,882
Short-term Federal Home Loan Bank advances	3,258	700	3,958
Long-term Federal Home Loan Bank advances	(23)	(1)	(24)
Securities sold under repurchase agreements	(4)	—	(4)
Federal funds purchased	(5)	(1)	(6)
Other borrowings	(5,033)	1,728	(3,305)
Subordinated debentures	7	75	82
Total interest expense	$ 16,063	$ 16,684	$ 32,747
Net interest income	$ (450)	$ (8,336)	$ (8,786)

(1)   The change in interest income and interest expense due to changes in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate.

Distribution of Assets, Liabilities and Shareholders' Equity;
Interest Rates and Interest Differential

The following table sets forth, for the years ended December 31, 2025, 2024 and 2023, the distribution of assets, including interest amounts and average rates of major categories of interest-earning assets and noninterest-earning assets (Amounts in thousands):

	2025			2024			2023		
Assets	**Average balance**	**Interest**	**Yield/ rate**	**Average balance**	**Interest**	**Yield/ rate**	**Average balance**	**Interest**	**Yield/ rate**
Interest-earning assets:									
Loans (1)(2)(3)(5)	$ 3,140,457	$ 195,469	6.22%	$ 2,984,912	$ 183,578	6.15%	$ 2,722,797	$ 160,755	5.90%
Taxable securities (4)	403,185	14,966	3.42%	357,255	12,639	3.18%	363,972	11,718	2.88%
Non-taxable securities (4)(5)	280,978	9,333	3.87%	291,833	9,473	3.85%	282,678	9,282	3.79%
Interest-bearing deposits in other banks	28,729	1,217	4.24%	20,580	1,005	4.87%	21,551	979	4.54%
Total interest earning assets	3,853,349	220,985	5.71%	3,654,580	206,695	5.62%	3,390,998	182,734	5.35%
Noninterest-earning assets:									
Cash and due from financial institutions	39,773			34,494			39,219		
Premises and equipment, net	43,618			52,230			58,456		
Accrued interest receivable	14,025			13,349			11,499		
Intangible assets	134,399			134,273			133,626		
Other assets	63,100			57,879			63,152		
Bank owned life insurance	58,129			62,349			54,211		
Less allowance for credit losses	(40,611)			(39,498)			(33,814)		
Total	$ 4,165,782			$ 3,969,656			$ 3,717,347		

(1) For purposes of these computations, the daily average loan amounts outstanding are net of unearned income and include loans held for sale.

(2) Included in loan interest income are loan fees of $1,928 in 2025, $2,952 in 2024 and $2,960 in 2023.

(3) Non-accrual loans are included in loan totals and do not have a material impact on the analysis presented.

(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.

(5) Yield/Rate is calculated using the tax-equivalent adjustment of 21% for 2025, 2024 and 2023.

Distribution of Assets, Liabilities and Shareholders' Equity;
Interest Rates and Interest Differential (Continued)

The following table sets forth, for the years ended December 31, 2025, 2024 and 2023, the distribution of liabilities, including interest amounts and average rates of major categories of interest-bearing liabilities and shareholders' equity (Amounts in thousands):

	2025			2024			2023		
Liabilities and Shareholders' Equity	**Average balance**	**Interest**	**Yield/ rate**	**Average balance**	**Interest**	**Yield/ rate**	**Average balance**	**Interest**	**Yield/ rate**
Interest-bearing liabilities:									
Savings and interest-bearing demand accounts	$ 1,570,431	$ 22,983	1.46%	$ 1,426,288	$ 21,853	1.53%	$ 1,356,789	$ 7,689	0.57%
Time deposits	1,021,670	41,211	4.03%	959,276	43,948	4.58%	578,243	26,066	4.51%
Short-term Federal Home Loan Bank advances	296,338	12,984	4.41%	341,692	18,451	5.39%	280,887	14,493	5.16%
Long-term Federal Home Loan Bank advances	1,142	29	2.54%	1,892	42	2.22%	2,909	66	2.27%
Other borrowings	5,466	552	9.97%	8,076	753	9.32%	74,025	4,058	5.48%
Securities sold under repurchase agreements	—	—	—	—	—	—	8,685	4	0.05%
Federal funds purchased	137	6	4.38%	137	7	5.11%	244	13	5.33%
Subordinated debentures	104,162	4,637	4.45%	104,017	4,931	4.74%	103,873	4,849	4.67%
Total interest-bearing liabilities	2,999,346	82,402	2.75%	2,841,378	89,985	3.17%	2,405,655	57,238	2.38%
Noninterest-bearing liabilities:									
Demand deposits	673,653			701,397			917,005		
Other liabilities	43,215			49,522			50,963		
	716,868			750,919			967,968		
Shareholders' equity	449,568			377,359			343,724		
Total	$ 4,165,782			$ 3,969,656			$ 3,717,347		
Net interest income and interest rate spread (1)		$ 138,583	2.96%		$ 116,710	2.45%		$ 125,496	2.97%
Net interest margin (2)			3.61%			3.21%			3.70%

(1) Interest rate spread is calculated by subtracting the rate on average interest-bearing liabilities from the yield on average interest-earning assets.

(2) Net interest margin is calculated by dividing tax-equivalent adjusted net interest income by average interest-earning assets.

Liquidity and Capital Resources

Civista maintains a conservative liquidity position. All securities, with the exception of equity securities, are classified as available for sale. At December 31, 2025, securities with maturities of one year or less totaled $25,257, or 3.7% of the total securities portfolio. The available for sale portfolio helps to provide Civista with the ability to meet its funding needs. The Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements detail the Company's cash flows from operating activities resulting from net earnings.

Net cash provided by operating activities was $43,273, $48,246 and $62,698 for 2025, 2024 and 2023, respectively. The primary additions to cash from operating activities are from net income, adjusted for amortization of intangible assets, amortization of securities net of accretion, the provision for credit losses, depreciation and proceeds from sale of loans. The primary use of cash from operating activities is from loans originated for sale. Net cash provided by (used for) investing activities was $55,591, $(258,801) and $(311,784) in 2025, 2024 and 2023, respectively, principally reflecting our loan and investment security activities in all periods and net cash received from the FSB acquisition in 2025. Change in deposits and borrowings, as well as cash dividends paid to shareholders' comprised most of our financing activities, which resulted in net cash (used) provided of $(84,699), $213,304 and $266,131 in 2025, 2024 and 2023, respectively.

Future loan demand of Civista can be funded by increases in deposit accounts, proceeds from payments on existing loans, the maturity of securities and the sale of securities classified as available for sale. Additional sources of funds may also come from borrowing in the Federal Funds market and/or borrowing from the FHLB. As of December 31, 2025, Civista had total credit capacity with the FHLB of $1,004,533, of which $695,978 was available.

On a separate entity basis, CBI's primary source of funds is dividends paid by its subsidiaries, primarily by Civista. Generally, subject to applicable minimum capital requirements, Civista may declare and pay a dividend without the approval of the Federal Reserve Bank of Cleveland (the "Federal Reserve Bank") and the ODFI, provided the total dividends in a calendar year do not exceed the total of its profits for that year combined with its retained profits for the two preceding years. At December 31, 2025, Civista had $31,647 of net profits available to pay dividends to CBI without requiring regulatory approval.

The Company manages its liquidity and capital through quarterly Asset/Liability Management Committee ("ALCO") meetings. The ALCO discusses issues like those in the above paragraphs as well as others that may affect the future liquidity and capital position of the Company. The ALCO also examines interest rate risk and the effect that changes in rates will have on the Company. For more information about interest rate risk, please refer to "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" section below.

Capital Adequacy

Shareholders' equity totaled $543,474 at December 31, 2025 compared to $388,502 at December 31, 2024. The increase in shareholders' equity resulted from net income of $46,212 coupled with $75,666 from the capital raise completed in the third quarter of 2025 and $31,214 from the issuance of common shares in the fourth quarter of 2025 in connection with the FSB acquisition, partially offset by $11,836 of dividends on common shares and $178 of repurchases of common shares as treasury shares. Additionally, $852 was recognized as stock-based compensation in 2025 in connection with the grant of restricted common shares. Accumulated other comprehensive loss decreased by $13,042 due to an increase in the fair value of securities available for sale, net of tax.

During the first quarter of 2015, the Company adopted the new BASEL III regulatory capital framework as approved by the federal banking agencies. In addition to the other required capital ratios, the BASEL III rules also require the Company to maintain minimum amounts and ratios of Common Equity Tier 1 ("CET1") capital to risk-weighted assets (as these terms are defined in the BASEL III rules). Under the BASEL III rules, the Company elected to opt-out of including accumulated other comprehensive income in regulatory capital.

Common equity for the CET1 risk-based capital ratio includes common stock (plus related surplus) and retained earnings, plus limited amounts of minority interests in the form of common stock, less the majority of certain regulatory deductions.

Tier 1 capital includes common equity as defined for the CET1 risk-based capital ratio, plus certain non-cumulative preferred stock and related surplus, cumulative preferred stock and related surplus and trust preferred securities that have been grandfathered (but which are not permitted going forward), and limited amounts of minority interests in the form of additional Tier 1 capital instruments, less certain deductions.

Tier 2 capital, which can be included in the total capital ratio, includes certain capital instruments (such as subordinated debt) and limited amounts of the allowance for credit losses, subject to certain eligibility criteria, less applicable deductions.

The deductions from CET1 capital include goodwill and other intangibles, certain deferred tax assets, mortgage-servicing assets above certain levels, gains on sale in connection with a securitization, investments in a banking organization's own capital instruments and investments in the capital of unconsolidated financial institutions (above certain levels).

Under applicable regulatory guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of several risk weights is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The BASEL III regulatory capital rules and regulations also place restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if the company does not hold a capital conservation buffer of at least 2.5% composed of CET1 capital above its minimum risk-based capital requirements, or if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter.

Effects of Inflation

The Company's balance sheet is typical of financial institutions and reflects a net positive monetary position whereby monetary assets exceed monetary liabilities. Monetary assets and liabilities are those which can be converted to a fixed number of dollars and include cash assets, securities, loans, money market instruments, deposits and borrowed funds.

During periods of inflation, a net positive monetary position may result in an overall decline in purchasing power of an entity. However, no clear evidence exists of a relationship between the purchasing power of an entity's net positive monetary position and its future earnings. Moreover, the Company's ability to preserve the purchasing power of its net positive monetary position will be partly influenced by the effectiveness of its asset/liability management program. As part of the asset/liability management process, management reviews and monitors information and projections on inflation as published by the Federal Reserve Board and other sources. This information speaks to inflation as determined by its impact on consumer prices and also the correlation of inflation and interest rates. This information is but one component in an asset/liability management process designed to limit the impact of inflation on the Company. Management does not believe that the effect of inflation on its nonmonetary assets (primarily bank premises and equipment) is material as such assets are not held for resale and significant disposals are not anticipated.

Fair Value of Financial Instruments

The Company has disclosed the fair value of its financial instruments at December 31, 2025 and 2024 in Note 17 to the Consolidated Financial Statements. The fair value of loans at December 31, 2025 was 97.1% of the carrying value compared to 96.0% at December 31, 2024. The fair value of time deposits at December 31, 2025 was 100.2% of the carrying value compared to 100.4% at December 31, 2024. Changes in fair value were primarily due to changes in the discount values used to measure fair value.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest-rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure.

Interest-rate risk is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value. However, excessive levels of interest-rate risk can pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest-rate risk at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest-rate risk and the organization's quantitative level of exposure. When assessing the interest-rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest-rate risk at prudent levels with consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and, where appropriate, asset quality.

The Federal Reserve Board, together with the OCC and FDIC, adopted a Joint Agency Policy Statement on interest-rate risk, effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest-rate risk, which will form the basis for ongoing evaluation of the adequacy of interest-rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest-rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk-management process that effectively identifies, measures, and controls interest-rate risk. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will have either lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

Several techniques may be used by an institution to minimize interest-rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of the Company's asset/liability gap, that is, the difference between the cash flow amounts of interest sensitive assets and liabilities that will be refinanced (or repriced) during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell.

If, alternatively, more liabilities than assets will reprice, the institution is in a liability sensitive position. Accordingly, net interest income would decline when rates rose and increase when rates fell. Also, these examples assume that interest rate changes for assets and liabilities are of the same magnitude, whereas actual interest rate changes generally differ in magnitude for assets and liabilities.

Several ways an institution can manage interest-rate risk include selling existing assets or repaying certain liabilities and matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or securities. Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance its obligations at new, lower rates. The Company does not have significant derivative financial instruments and does not intend to purchase a significant amount of such instruments in the near future. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. A large portion of an institution's liabilities may be short term or due on demand, while most of its assets may be invested in long term loans or securities. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, FHLB advances and wholesale borrowings may be used as important sources of liquidity for the Company.

The following table provides information about the Company's financial instruments that were sensitive to changes in interest rates as of December 31, 2025 and 2024, based on certain prepayment and account decay assumptions that management believes are reasonable. Although the Company had derivative financial instruments as of December 31, 2025 and 2024, the changes in fair value of the assets and liabilities of the underlying contracts offset each other. For more information about derivative financial instruments, see Note 22 to the Consolidated Financial Statements. Expected maturity date values for interest-bearing core deposits were calculated based on estimates of the period over which the deposits would be outstanding. The Company's borrowings were tabulated by contractual maturity dates and without regard to any conversion or repricing dates.

Net Portfolio Value

Change in Rates	December 31, 2025			December 31, 2024		
	Dollar Amount	Dollar Change	Percent Change	Dollar Amount	Dollar Change	Percent Change
+400bp	$ 863,959	$ 64,730	8.10%	$ 649,236	$ 46,009	7.63%
+300bp	852,282	53,053	6.64%	640,723	37,496	6.22%
+200bp	838,444	39,215	4.91%	630,945	27,718	4.59%
+100bp	822,260	23,031	2.88%	620,021	16,794	2.78%
Base	799,229	—	0.00%	603,227	—	0.00%
-100bp	783,907	(15,322)	-1.92%	584,528	(18,699)	-3.10%
-200bp	762,828	(36,401)	-4.55%	556,163	(47,064)	-7.80%
-300bp	794,297	(4,932)	-0.62%	530,688	(72,539)	-12.03%
-400bp	892,836	93,607	11.71%	593,087	(10,140)	-1.68%

The modeled non-linear response in certain declining rate scenarios reflects the impact of the prepayment assumptions, embedded optionality in mortgage-related assets, and deposit behavior assumptions used in the Company's interest rate risk models. The change in net portfolio value from December 31, 2024 to December 31, 2025, can be attributed to changes in both volume and mix of assets and funding sources. The volume of loans has increased, and the asset mix remains centered on loans. The volume of certificates of deposit has increased and both non-maturing deposits and borrowed money have increased. The volume and mix shifts in 2025 contributed to an increase in the base net portfolio value. Beyond the change in the base level of net portfolio value, projected movements in rates, up or down, would also lead to changes in market values.

Critical Accounting Policies and Estimates

Allowance for Credit losses: The allowance for credit losses is regularly reviewed by management to determine that the amount is considered adequate to absorb probable losses in the loan portfolio. If not, an additional provision is made to increase the allowance. This evaluation includes specific loss estimates on certain individually evaluated loans, the pooling of commercial credits risk graded as special mention and substandard that are not individually analyzed, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions, among other items.

Those judgments and assumptions that are most critical to the application of this accounting policy are assessing the initial and on-going credit-worthiness of the borrower, the amount and timing of future cash flows of the borrower that are available for repayment of the loan, the sufficiency of underlying collateral, the enforceability of third-party guarantees, the frequency and subjectivity of loan reviews and risk ratings, emerging or changing trends that might not be fully captured in the historical loss experience, and charges against the allowance for actual losses that are greater than previously estimated. These judgments and assumptions are dependent upon or can be influenced by a variety of factors, including the breadth and depth of experience of lending officers, credit administration and the corporate loan review staff that periodically review the status of the loan, changing economic and industry conditions, changes in the financial condition of the borrower and changes in the value and availability of the underlying collateral and guarantees.

Note 1 and Note 5 to the Consolidated Financial Statements provide additional information regarding the Allowance for Credit losses.

Goodwill: The Company accounts for business combinations using the acquisition method of accounting. Accordingly, the identifiable assets acquired and the liabilities assumed are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value recorded as goodwill. The Company performs an evaluation of goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The evaluation for impairment involves comparing the current estimated fair value of the Company to its carrying value. If the current estimated fair value exceeds the carrying value, no additional testing is required and an impairment loss is not recorded. If the estimated fair value is less than the carrying value, further valuation procedures are performed that could result in impairment of goodwill being recorded. Management estimated the fair value of the Reporting Unit as of the measurement date utilizing four valuation approaches: the comparable transactions approach, the control premium approach, the public market peers control premium approach and the discounted cash flow approach. These approaches were all considered in reaching a conclusion on fair value. The estimated fair value of the Reporting Unit was then compared to the current carrying value to determine if impairment had occurred. It is our opinion that, as of the November 30, 2025 measurement date, the aggregate fair value of the Reporting Unit exceeds the carrying value of the Reporting Unit. Therefore management concluded that goodwill was not impaired and made no adjustment in 2025.

Income Taxes: Management's determination of the realization of net deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Management analyzes material tax positions taken in any income tax return for any tax jurisdiction and determines the likelihood of the positions being sustained in a tax examination. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Available for Sale ("AFS") Debt Securities: For AFS securities in an unrealized loss position, management assesses whether (i) we intend to sell, or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Pension Benefits: Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Our pension benefits are described further in Note 15 to the "Consolidated Financial Statements."

Derivative Financial Instruments: In the ordinary course of business, the Company enters into derivative financial instruments in connection with its asset/liability management activities and to accommodate the needs of its customers. Derivative financial instruments are stated at fair value on the Consolidated Statement of Conditions with changes in fair value reposted in current earnings.

Management's Report on Internal Control over Financial Reporting

We, as management of Civista Bancshares, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting as of December 31, 2025, in relation to criteria for effective internal control over financial reporting as described in "2013 Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2025, its system of internal control over financial reporting is effective and meets the criteria of the "2013 Internal Control – Integrated Framework". Plante & Moran, PLLC, independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

Management is responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations. Management has assessed compliance by the Company with the designated laws and regulations relating to safety and soundness. Based on the assessment, management believes that the Company complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2025.

Dennis G. Shaffer
President and Chief Executive Officer

Ian Whinnem
Senior Vice President, Chief Financial Officer

Sandusky, Ohio
March 6, 2026

To the Shareholders and Board of Directors
Civista Bancshares, Inc.
Sandusky, Ohio

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Civista Bancshares, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments.

The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Collectively Evaluated Loans – Refer to Notes 1 and 5 to the Consolidated Financial Statements

Critical Audit Matter Description

Management's estimate of the allowance for credit losses (ACL) includes a reserve on collectively evaluated loans. The reserve on collectively evaluated loans is calculated using a discounted cash flow method for all loan segments to estimate expected losses. Cash flow projections are generated at the instrument level with probability of default and loss given default based on the historical loss experience of a selected peer group over a defined lookback period and the correlation of that loss experience to selected economic variables (loss drivers). Loss expectations are adjusted for forecasted changes in those economic variables over a reasonable and supportable forecast period and further adjusted for qualitative factors to address the impact of internal and external information both specific to the institution and the environment that are not already captured in the quantitative calculation. Significant assumptions in management's estimate of the reserve on collectively evaluated loans include, among others, (i) peer group selection, (ii) the lookback period, (iii) selection of loss drivers, and (iv) qualitative factor adjustments.

Significant judgment was required by management in the selection and application of subjective assumptions. Accordingly, performing audit procedures to evaluate the Company's estimated ACL involved a high degree of auditor judgment and required significant effort, including the involvement of professionals with specialized skill and knowledge.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the Company's estimate of the ACL included, but were not limited to, the following:

- We tested the design and operating effectiveness of management's controls over the determination of the current quantitative assumptions and qualitative factor adjustments.

- We tested management's process for determining reserves on collectively evaluated loans including the following:

  o Evaluation of the appropriateness of management's methodology

  o Testing the completeness and accuracy of data utilized by management

  o Evaluation of the relevance and reliability of information used by management in the development of the estimate

  o Evaluation of the reasonableness of significant assumptions used in the estimate, including consideration of whether the adjustments applied were reasonable given portfolio composition; relevant external factors, including economic conditions; and consideration of historical or recent experience and conditions and events affecting the Company

  o Testing the accuracy of the mathematical application of significant assumptions, including application of the qualitative factors to adjust the historical loss experience.

/s/ Plante & Moran, PLLC
We have served as the Company's auditor since 2024.

Auburn Hills, Michigan
March 6, 2026

To the Shareholders and Board of Directors
Civista Bancshares, Inc.
Sandusky, Ohio

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting as of December 31, 2025 of Civista Bancshares, Inc. (the "Company"), based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the COSO framework.

We also have audited the accompanying consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended; and the related notes (collectively referred to as the "consolidated financial statements"), in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 6, 2026, expresses an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report by Civista Bancshares, Inc.'s management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Plante & Moran, PLLC

We have served as the Company's auditor since 2024.

Auburn Hills, Michigan
March 6, 2026

To the Shareholders, Board of Directors, and Audit Committee
Civista Bancshares, Inc.
Sandusky, Ohio

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Notes 1 and 26 due to the adoption of Accounting Standards Update 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, the consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows of Civista Bancshares, Inc. (the "Company") for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Notes 1 and 26, referred to above, present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Notes 1 and 26, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Plante & Moran PLLC.

Change in Accounting Principle

As discussed in Notes 1 and 5 to the financial statements, the Company changed its method of accounting for the allowance for credit losses as of January 1, 2023 due to the adoption of Accounting Standards Update 2016-13, which established Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We served as the Company's auditor from 2021 to 2024.

Cincinnati, Ohio
March 14, 2024

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CIVISTA BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024
(Amounts in thousands, except share data)

	2025	2024
ASSETS		
Cash and due from financial institutions	$ 77,320	$ 63,155
Cash and cash equivalents	77,320	63,155
Investments in time deposits	1,165	1,450
Securities available for sale	681,908	648,067
Equity securities	2,692	2,421
Loans held for sale	7,180	665
Loans and leases, net of allowance of $42,020 and $39,669	3,228,026	3,041,561
Other securities	25,942	30,352
Premises and equipment, net	40,611	47,166
Accrued interest receivable	14,436	13,453
Goodwill	130,438	125,520
Other intangible assets, net	13,100	7,883
Bank owned life insurance	63,153	62,783
Swap assets	3,494	5,308
Deferred taxes	16,501	21,681
Other assets	30,487	27,004
Total assets	$ 4,336,453	$ 4,098,469
LIABILITIES		
Deposits		
Noninterest-bearing	$ 702,032	$ 695,094
Interest-bearing	2,764,432	2,516,776
Total deposits	3,466,464	3,211,870
Short-term Federal Home Loan Bank advances	175,000	339,000
Long-term Federal Home Loan Bank advances	855	1,501
Subordinated debentures, net	104,234	104,089
Other borrowings	4,090	6,293
Swap liabilities	5,748	11,638
Accrued expenses and other liabilities	36,588	35,576
Total liabilities	3,792,979	3,709,967
SHAREHOLDERS' EQUITY		
Common stock, no par value, 40,000,000 shares authorized, 24,607,544 shares issued at December 31, 2025 and 19,340,021 shares issued at December 31, 2024	419,769	312,037
Accumulated earnings	239,784	205,408
Treasury stock, 3,861,070 common shares at December 31, 2025 and 3,852,354 common shares at December 31, 2024, at cost	(75,764)	(75,586)
Accumulated other comprehensive loss	(40,315)	(53,357)
Total shareholders' equity	543,474	388,502
Total liabilities and shareholders' equity	$ 4,336,453	$ 4,098,469

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2025, 2024 and 2023
(Amounts in thousands, except per share data)

	2025	2024	2023
Interest and dividend income			
Loans and leases, including fees	$ 195,469	$ 183,578	$ 160,755
Taxable securities	14,966	12,639	11,718
Tax-exempt securities	9,333	9,473	9,282
Federal funds sold and other	1,217	1,005	979
Total interest and dividend income	220,985	206,695	182,734
Interest expense			
Deposits	64,194	65,801	33,755
Federal Home Loan Bank advances	13,014	18,493	14,559
Subordinated debentures	4,636	4,931	4,849
Securities sold under agreements to repurchase and other	558	760	4,075
Total interest expense	82,402	89,985	57,238
Net interest income	138,583	116,710	125,496
Provision for credit losses	3,377	5,364	4,435
Net interest income after provision for credit losses	135,206	111,346	121,061
Noninterest income			
Service charges	6,461	6,114	7,206
Net gain on sale of securities	0	33	0
Net gain (loss) on equity securities	271	252	(21)
Net gain on sale of loans and leases	4,489	4,438	2,908
ATM/Interchange fees	5,902	5,841	5,880
Wealth management fees	5,540	5,519	4,767
Lease revenue & residual income	5,874	8,911	7,595
Bank owned life insurance	1,835	2,205	1,112
Tax refund processing fees	—	—	2,375
Swap fees	275	232	673
Other	3,320	4,203	4,668
Total noninterest income	33,967	37,748	37,163
Noninterest expense			
Compensation expense	58,741	61,821	58,291
Net occupancy expense	5,929	5,097	5,395
Equipment expense	8,105	9,553	11,085
Contracted data processing	2,333	2,248	2,242
FDIC Assessment	2,682	2,631	1,637
State franchise tax	2,039	2,052	2,026
Professional services	6,580	5,779	4,952
Amortization of core deposit intangibles	1,564	1,484	1,579
ATM/Interchange expense	2,729	2,544	2,420
Marketing expense	1,386	2,088	1,352
Software maintenance expenses	5,462	4,944	4,167
Other operating expenses	16,388	12,279	12,465
Total noninterest expense	113,938	112,520	107,611
Income before income taxes	55,235	36,574	50,613
Income taxes	9,023	4,891	7,649
Net income	46,212	31,683	42,964
Net income available to common shareholders	$ 46,212	$ 31,683	$ 42,964
Earnings per common share, basic	$ 2.64	$ 2.01	$ 2.73
Earnings per common share, diluted	$ 2.64	$ 2.01	$ 2.73

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2025, 2024 and 2023
(Amounts in thousands)

	2025	2024	2023
Net income	$ 46,212	$ 31,683	$ 42,964
Other comprehensive income (loss):			
Unrealized holding gains (loss) on available for sale securities	16,958	(7,338)	12,330
Tax effect	(3,629)	1,537	(2,583)
Unrealized holding gains (losses) on balance sheet swap	(74)	—	—
Tax effect	16	—	—
Reclassification of gains recognized in net income	—	(33)	—
Tax effect	—	7	—
Pension liability adjustment	(290)	—	972
Tax effect	61	—	(204)
Reclassification of actuarial gain recognized in net income	—	—	—
Tax effect	—	—	—
Total other comprehensive income (loss)	13,042	(5,827)	10,515
Comprehensive income (loss)	$ 59,254	$ 25,856	$ 53,479

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2025, 2024 and 2023
(Amounts in thousands, except share data)

	Common Shares		Accumulated Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2022	15,728,234	$ 310,182	$ 156,492	$ (73,794)	$ (58,045)	$ 328,766
Cumulative-effect adjustment for adoption of ASC 326	—	—	(6,069)	—	—	(6,069)
Balance January 1, 2023	15,728,234	$ 310,182	$ 150,423	$ (73,794)	$ (58,045)	$ 328,766
Net income	—	—	42,964	—	—	42,964
Other comprehensive income	—	—	—	—	10,515	10,515
Stock-based compensation	57,613	984	—	—	—	984
Common share dividends ($0.61 per share)	—	—	(9,599)	—	—	(9,599)
Repurchase of common stock	(90,423)	—	—	(1,628)	—	(1,628)
Balance, December 31, 2023	15,695,424	$ 311,166	$ 183,788	$ (75,422)	$ (47,530)	$ 372,002
Net income	—	—	31,683	—	—	31,683
Other comprehensive income	—	—	—	—	(5,827)	(5,827)
Stock-based compensation	51,347	871	—	—	—	871
Common share dividends ($0.64 per share)	—	—	(10,063)	—	—	(10,063)
Forfeited contingent consideration	(250,148)	—	—	—	—	0
Repurchase of common stock	(8,956)	—	—	(164)	—	(164)
Balance, December 31, 2024	15,487,667	$ 312,037	$ 205,408	$ (75,586)	$ (53,357)	$ 388,502
Net income	—	—	46,212	—	—	46,212
Other comprehensive income	—	—	—	—	13,042	13,042
Stock-based compensation	44,812	852	—	—	—	852
Shares issued for capital offering	3,788,238	75,666	—	—	—	75,666
Shares issued for Farmers Savings Bank acquisition	1,434,473	31,214				31,214
Common share dividends ($0.68 per share)	—	—	(11,836)	—	—	(11,836)
Repurchase of common stock	(8,716)	—	—	(178)	—	(178)
Balance, December 31, 2025	20,746,474	$ 419,769	$ 239,784	$ (75,764)	$ (40,315)	$ 543,474

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2025, 2024 and 2023
(Amounts in thousands)

	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 46,212	$ 31,683	$ 42,964
Adjustments to reconcile net income to net cash from operating activities			
Time deposits amortization	—	—	7
Security amortization, net	554	962	468
Depreciation	8,315	9,545	10,760
Amortization of core deposit intangible	1,564	1,484	1,579
Accretion of net deferred loan fees and purchase discounts	(2,688)	(1,166)	(1,299)
Loss (gain) on sale of fixed assets	—	5	(82)
Net gain on sale of OREO properties	—	(255)	—
Net gain on sale of securities	—	(33)	—
Net (gain) loss on equity securities	(271)	(252)	21
Provision for credit losses	3,377	5,364	4,435
Loans and leases originated for sale	(168,432)	(161,094)	(101,170)
Proceeds from sale of loans and leases	166,406	166,592	103,036
Net gain on sale of loans and leases	(4,489)	(4,438)	(2,908)
Increase in cash surrender value of bank owned life insurance	(1,835)	(2,205)	(1,112)
Share-based compensation	852	871	984
Deferred taxes	1,188	(1,853)	(675)
Change in:			
Accrued interest payable	(4,952)	(7)	8,858
Accrued interest receivable	(543)	(634)	(1,641)
Cash collateral posted by derivative counterparties	(4,150)	6,330	—
Other, net	2,165	(2,653)	(1,527)
Net cash provided by operating activities	43,273	48,246	62,698
Cash flows used for investing activities:			
Investments in time deposits			
Maturities	1,205	490	245
Purchases	(920)	(715)	—
Securities available for sale			
Maturities, prepayments and calls	87,442	31,235	23,138
Sales	—	2,994	—
Purchases	(104,879)	(72,324)	(14,146)
Purchases of other securities	(18,019)	(14,179)	(32,311)
Redemption of other securities	22,688	13,825	35,898
Purchase of equity securities	—	—	—
Purchases of bank owned life insurance	—	(1,315)	(7,000)
Proceeds from bank owned life insurance	1,465	2,072	320
Net change in loans	(83,098)	(221,253)	(314,499)
Proceeds from sale of OREO properties	—	316	—
Cash received from acquisitions, net	149,474	—	—
Premises and equipment purchases	(1,158)	(4,186)	(3,429)
Disposal of premises and equipment	1,391	4,239	—
Net cash provided by (used) in investing activities	55,591	(258,801)	(311,784)

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 2025, 2024 and 2023
(Amounts in thousands)

	2025	2024	2023
Cash flows from financing activities:			
Increase (decrease) in deposits	18,498	226,842	365,044
Net change in short-term FHLB advances	(164,000)	1,000	(1,186)
Repayment of long-term FHLB advances	(646)	(891)	(55,700)
Net proceeds from common stock issuance	75,666	—	—
Change in other borrowings	(2,203)	(3,420)	(5,657)
Increase (decrease) in securities sold under repurchase agreements	—	—	(25,143)
Repurchase of common stock	(178)	(164)	(1,628)
Cash dividends paid	(11,836)	(10,063)	(9,599)
Net cash (used) provided by financing activities	(84,699)	213,304	266,131
Increase (decrease) in cash and due from financial institutions	14,165	2,749	17,045
Cash and cash equivalents at beginning of year	63,155	60,406	43,361
Cash and cash equivalents at end of year	$ 77,320	$ 63,155	$ 60,406
Supplemental disclosures of cash flow information:			
Interest paid	$ 86,527	$ 89,992	$ 48,380
Income taxes paid	8,075	4,886	9,510
Transfer of loans from portfolio to other real estate owned	—	61	—
Securities purchased not settled	—	500	—

The Company purchased all of the common stock of The Farmers Savings Bank for a total purchase consideration of $66,758 on November 6, 2025. The Company issued 1,434,473 common shares and paid approximately $35,544 in cash to the former shareholders of The Farmers Savings Bank. In conjunction with the acquisition, liabilities were assumed as follows: (See Note 2 for additional details)

Fair value of assets acquired	$	268,139
Less: common stock issued		31,214
Liabilities assumed	$	236,925

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the accounting policies adopted by Civista Bancshares, Inc., which have a significant effect on the Consolidated Financial Statements.

Nature of Operations and Principles of Consolidation: The Consolidated Financial Statements include the accounts of Civista Bancshares, Inc. (“CBI”) and its wholly-owned direct and indirect subsidiaries: Civista Bank (“Civista”), First Citizens Insurance Agency, Inc. (“FCIA”), Water Street Properties, Inc. (“WSP”), CIVB Risk Management, Inc. (“CRMI”), and First Citizens Investments, Inc. (“FCI”). The above companies together are sometimes referred to as the “Company.” Intercompany balances and transactions are eliminated in consolidation.

Civista provides financial services through its offices in the Ohio counties of Champaign, Crawford, Cuyahoga, Erie, Franklin, Henry, Huron, Logan, Lorain, Madison, Medina, Montgomery, Ottawa, Richland, Summit, and Wood, in the Indiana counties of Dearborn and Ripley, and in the Kentucky county of Kenton. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, our customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Civista Leasing and Finance ("CLF"), formerly known as Vision Financial Group, Inc. ("VFG") was acquired in the fourth quarter of 2022 as a wholly owned subsidiary of Civista. Effective as of August 31, 2023, VFG was merged with and into Civista, and CLF is now operated as a full-service general equipment leasing and financing division of Civista. The operations of CLF are located in Pittsburgh, Pennsylvania.

FCIA was formed to allow the Company to participate in commission revenue generated through its third party insurance agreement. Insurance commission revenue was less than 1% of total revenue for each of the years ended December 31, 2025, 2024 and 2023. WSP was formed to hold repossessed assets of CBI’s subsidiaries. WSP revenue was less than 1% of total revenue for each of the years ended December 31, 2025, 2024 and 2023. CRMI was formed in 2017 to provide property and casualty insurance coverage to CBI and its subsidiaries for which insurance may not be currently available or economically feasible in the insurance marketplace. CRMI revenue was less than 1% of total revenue for each of the years ended December 31, 2025, 2024 and 2023. FCI is wholly-owned by Civista and holds and manages its securities portfolio. The operations of FCI are located in Wilmington, Delaware.

Acquisition of The Farmers Savings Bank ("FSB")

At the close of business on November 6, 2025, Civista closed the previously announced acquisition of FSB. The acquisition added approximately $268.1 million of total assets, $106.2 million of total loans and leases, $236.1 million of total deposits, and two branches. The 2025 results reflect inclusion of FSB since November 7, 2025.

Upon the closing of the acquisition, FSB was merged with and into Civista Bank. In addition, the management and organization structure was updated to reflect the combined organization. On-boarding of former FSB colleagues and their initial training remain ongoing. Certain of Civista's products and services are being introduced across the legacy FSB customer base, and customer-facing colleagues are focused on both growing and retaining customers. Technology conversions were completed in mid-February 2026, as scheduled.

Offering of Common Shares

On July 10, 2025, CBI announced an underwritten public offering of up to a maximum of 3,788,238 of its common shares. CBI subsequently closed on the sale of 3,294,120 common shares on July 14, 2025, and the sale of an

additional 494,118 common shares on July 16, 2025 pursuant to the underwriters' exercise of their overallotment option, at the public offering price of $21.25 per share. The aggregate net proceeds from the offering were approximately $75.7 million, after deducting $608 of direct expenses and the underwriting discount of $4.2 million. The net proceeds from the offering were initially used to pay-down short-term FHLB advances, but the long-term strategic plan is to use the net proceeds for general corporate purposes, which may include supporting organic growth opportunities and future strategic transactions.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for credit losses, determination of goodwill impairment, and fair value measurements of financial instruments are considered material estimates that are particularly susceptible to significant change in the near term.

Cash Flows: Cash and cash equivalents include cash on hand and demand deposits with financial institutions with original maturities of less than 90 days. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, federal funds purchased, and short-term borrowings. The Company routinely maintains balances that exceed FDIC insured limits but believes the risk of loss is very low with respect to such deposits.

Investments in time deposits: Investments in time deposits include certificates of deposit held in other financial institutions that mature over the next year and are carried at cost.

Securities available for sale: Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium and accretion of discount. Discounts are accreted into interest income over the estimated life of the related security and premiums are amortized into income to the earlier of the call date or estimated life of the related security using the level yield method without anticipated prepayments, except for mortgage backed securities where prepayments are anticipated. Realized gains and losses on sales of securities, which are reported in net gain on sale of securities in the Consolidated Statements of Operations, are recognized on the trade date and determined using the specific identification method.

Equity securities: Equity securities are held at fair value. Holding gains and losses are recorded as noninterest income and reported in net gain (loss) on equity securities in the Consolidated Statements of Operations. Dividends are recognized as income when earned.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market and loans that management no longer intends to hold for the foreseeable future, are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related mortgage loan sold, which is reduced by the cost allocated to the servicing right.

Loans and leases: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of premium and discounts associated with acquisition date fair values on acquired loans, deferred loan fees and costs, any direct principal charge-offs, and an allowance for credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

The Company provides financing leases for the purchase of business equipment. At the inception of each lease, the lease receivables, together with the present value of the estimated unguaranteed residual values, are recorded as lease receivables within loans in the consolidated financial statements. Direct financing leases are carried at the

(Amounts in thousands, except share data)

aggregate of lease payments plus estimated residual value of the leased property, net of unamortized deferred lease origination fees and costs and unearned income. Only those costs incurred as a direct result of closing a lease transaction are capitalized and all initial direct costs are expensed immediately. Interest income on direct financing leases is recognized over the term of the lease to achieve a constant periodic rate of return on the outstanding investment.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Interest income on consumer loans is discontinued when management determines future collection is unlikely. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not received, for loans placed on nonaccrual, is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses: On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13")*. ASU 2016-13 introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. ASU 2016-13 amends guidance on reporting credit losses for financial assets held at amortized cost basis and available for sale debt securities. ASU 2016-13 eliminates the probable initial recognition threshold previously required under GAAP and instead, requires an entity to reflect its current estimate of all expected credit losses based on historical experience, current conditions and reasonable and supportable forecasts. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the reserve for credit losses. In addition, entities need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.

The Company adopted Accounting Standards Certification ("ASC") 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for the periods beginning after January 1, 2023 are presented under ASC 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company adopted ASC 326 using the prospective transition approach for purchased credit deteriorated ("PCD") financial assets that were previously classified as purchased credit impaired ("PCI") and accounted for under ASC 310-30. In accordance with ASC 326, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. On January 1, 2023, the amortized cost basis of the PCD assets was adjusted to reflect the addition of $1,668 to the allowance for credit losses. The remaining noncredit discount (based on the adjusted amortized cost basis) will be accreted into interest income at the effective interest rate as of January 1, 2023. The adoption of CECL resulted in an increase to our total allowance for credit losses (“ACL”) on loans held for investment of $4.3 million, an increase in allowance for credit losses on unfunded loan commitments of $3.4 million, a reclassification of PCI discount from loans to the ACL of $1.7 million, and an increase in deferred tax assets of $1.6 million. The Company also recorded a net reduction of retained earnings of $6.1 million upon adoption.

The allowance for credit losses is evaluated on a regular basis and established through charges to earnings in the form of a provision for credit losses. Portfolio loans, as well as, direct financing and sales-type leases, are all collectively referred to as loans. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Portfolio Segmentation ("Pooled Loans")

Portfolio segmentation is defined as the pooling of loans based upon similar risk characteristics such that quantitative methodologies and qualitative adjustment factors for estimating the allowance for credit losses are constructed for each segment. Common characteristics and risk profiles include type/purpose of loan, underlying collateral, geographically similarity, and historical/expected credit loss patterns. The Company uses relevant available information, from internal and external sources, relating to past events, current condition, and reasonable and supportable forecasts to estimate the allowance for credit losses. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current-loan specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, nature or volume of the Company's financial assets, changes in experience in staff, as well as changes in environmental conditions, such as changes in unemployment rates, property values, and other external factors, such as regulatory, legal, and technological environments. The Company has identified nine portfolio segments of loans including Commercial & Agriculture, Commercial Real Estate – Owner Occupied, Commercial Real Estate – Non-Owner Occupied, Residential Real Estate, Real Estate Construction, Home Equity Line of Credit, Farm Real Estate, Lease Financing Receivable and Consumer and Other Loans. The credit composition and risk characteristic of each portfolio segment are as follows:

Commercial & Agriculture - Commercial and agriculture loans are typically comprised of working capital loans, loans for physical expansion, asset acquisition loans and other commercial and industrial business loans. Commercial loans are made primarily on historical and projected cash flows of the borrower and secondarily on the collateral provided by the borrower. Minimum standards and underwriting guidelines have been established for all commercial types.

Commercial Real Estate - Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These are loans that are secured by mortgages on real estate collateral. Commercial real estate loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property. Loan performance may be adversely affected by factors impacting the general economy of conditions specific to the real estate market, such as geographic location and/or property type. The commercial real estate segments used for the allowance for credit losses are:

- Owner-occupied - the Company assigns a loss rate based on historical losses, as well as using a forecasted average unemployment rate and Gross Domestic Product for the next twenty-four months as a loss driver.
- Nonowner-occupied - the Company assigns a loss rate based on historical losses, as well as using a forecasted average unemployment rate and Gross Domestic Product for the next twenty-four months as a loss driver. The primary difference between this segment and owner-occupied is the owner-occupied has slightly elevated loss rates.

Residential Real Estate - These loans are extended to purchase or refinance family residential dwellings. Residential real estate loans are considered homogenous in nature. Homes may be the primary or secondary residence of the borrower or may be investment properties of the borrower. Home equity lines of credit, included in this segment, are lines of credit that are extended to refinance 1-4 family residential dwellings, or to finance the borrower's needs and collateralized by the borrower's residence. These lines may be fixed or variable in nature, and the home serving as collateral may also have a first lien outstanding. The historical loss rates are used from prior periods which align to the unemployment projections for the next twenty-four months.

Real Estate Construction - The Company defines real estate construction loans as loans where the loan proceeds are controlled by the Company and used exclusively for the improvement or development of real estate in which the Company holds a mortgage. Due to the inherent risk in this type of loan, they are monitored closely.

Farm Real Estate - Farm real estate loans are subject to underwriting standards and processes similar to commercial loans. These are loans that are secured by mortgages on real estate collateral. Farm real estate loans are viewed as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property.

Lease Financing Receivables - Lease financing receivables are subject to underwriting standards and processes similar to commercial loans. These loans are often secured by equipment or transportation assets, and are made based primarily on the historical and projected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however may not behave as forecasted and collateral securing the loans may fluctuate in value due to economic or individual performance factors.

Consumer and Other - Consumer and other loans include loans extended primarily for consumer and household purposes and includes loans acquired with BHG for the purpose of financing medical equipment. These also include overdrafts and other items not captured by the definitions above.

The allowance for credit losses for Pooled Loans is estimated based upon periodic review of the collectability of the loans quantitatively correlating historical loan experience with reasonable and supportable forecasts using forward looking information. The Company utilized a discounted cash flow ("DCF") method to estimate the quantitative portion of the allowance for credit losses for loans evaluated on a collective pooled basis. For each segment, a loss driver analysis ("LDA") is performed in order to identify appropriate loss drivers and create a regression model for use in forecasting cash flows. The LDA utilizes the Company's own Federal Financial Institutions Examination Council's ("FFIEC") Call Report data for all segments except indirect auto and all new and unknown values. Peer data is incorporated into the analysis for all segments except indirect auto and all new and unknown values. The Company uses regression analysis to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default for the changes in the economic factors for the loss driver segments. The identified loss drivers for all segments as of December 31, 2025 were national unemployment rate and national gross domestic product growth. Peer data is utilized in our model as more statistically supportable data. The Company uses actual loss data for the lease portfolio due to a lack of appropriate peer leasing data to forecast loss drivers.

Key inputs into the DCF model include loan-level detail, including the amortized cost basis of individual loans, payment structure, loss history, and forecasted loss drivers. The Company uses the central tendency midpoint seasonally adjusted forecasts from the Federal Open Market Committee ("FOMC"). Other key assumptions include the probability of default ("PD"), loss given default ("LGD"), and prepayment/curtailment rates. When possible, the Company utilizes its own PDs for the reasonable and supportable forecast period. When it is not possible to use the Company's own PDs, the LDA is utilized to determine PDs based on the forecasted economic factors. In all cases, the LDA is then utilized to determine the long-term historical average, which is reached over the reversion period. When possible, the Company utilizes its own LGDs for the reasonable and supportable forecast period. When it is not possible to use the Company's own LGDs, the LGD is derived using a method referred to as Frye Jacobs. The Frye Jacobs method is a mathematical formula that traces the relationship between LGD and PD over time and projects the LGD based on the level of PD forecasted. In all cases, the Frye Jacobs method is utilized to calculate LGDs during the reversion period and long-term historical average. Prepayment and curtailment rates were calculated based on the Company's own data utilizing a one-year average. When the discounted cash flow method is used to determine the allowance for credit losses, management incorporates expected prepayments to determine the effective interest rate utilized to discount expected cash flow.

Adjustments to the quantitative evaluation may be made to account for differences in current or expected qualitative risk characteristics such as changes in: (i) lending policies and procedures; (ii) experience and depth of lending and management staff; (iii) quality of credit review system; (iv) nature and volume of portfolio; (v) past due, classified and non accrual loans; (vi) economic and business conditions; (vii) competition or legal and regulatory requirements; (viii) concentrations within the portfolio; and (ix) underlying collateral for collateral dependent loans.

Purchased Credit Deteriorated ("PCD") Loans

The Company has purchased loans, some of which have shown evidence of credit deterioration since origination. Upon adoption of ASC 326, the Company elected to maintain pools of loans that were previously

(Amounts in thousands, except share data)

accounted for under ASC 310-30 and will continue to account for these pools as a unit of account. Loans are only removed from the existing pools if they are written off, paid off, or sold. Upon adoption of ASC 326, the allowance for credit losses was determined for each pool and added to the pool's carrying amount to establish a new amortized cost basis. The difference between the unpaid principal balance of the pool and the new amortized cost basis is the noncredit premium or discount which will be amortized into interest income over the remaining life of the pool. Changes to the allowance for credit losses after adoption are recorded through provision expense.

Individually Evaluated Loans

The Company establishes a specific reserve for individually evaluated loans which do not share similar risk characteristics with the loans included in the forecasted allowance for credit losses. These individually evaluated loans are removed from the pooling approach discussed above for the forecasted allowance for credit losses, and include nonaccrual loans, loan and lease modifications experiencing financial difficulty, and other loans deemed appropriate by management.

For individually evaluated loans that are deemed to be collateral dependent loans, we adopted the practical expedient to measure the allowance based on the fair value of collateral. The allowance is calculated on an individual loan basis based on the shortfall between the fair value of the loan’s collateral and its recorded principal balance. If the fair value of the collateral exceeds the recorded principal balance, no allowance is required. Fair value estimates of collateral on individually analyzed loans, as well as on foreclosed and repossessed assets, are reviewed periodically. We also have a process in place to monitor whether value estimates at each quarter-end are reflective of current market conditions. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside and internal valuations based on identifiable trends within our markets, such as recent sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address distressed market conditions.

Available for Sale (“AFS”) Debt Securities

For AFS securities in an unrealized loss position, the Company first assesses whether (i) we intend to sell, or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria is met, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Accrued Interest Receivable

Upon adoption of ASU 2016-13 and its related amendments on January 1, 2023, the Company made the following elections regarding accrued interest receivable:

- Presenting accrued interest receivable balances separately within another line item on the statement of financial condition. Accrued interest receivable on loans and leases totaled $10,031 and $9,077 as of December 31, 2025 and 2024, respectively. Accrued interest receivable on debt securities totaled $4,371 and $4,376 as of December 31, 2025 and 2024, respectively. Both are included in accrued interest receivable on the Consolidated Balance Sheets.

(Amounts in thousands, except share data)

- Excluding accrued interest receivable that is included in the amortized cost of financing receivables and debt securities from related disclosure requirements.
- Continuing our policy to write off accrued interest receivable by reversing interest income. For both loans and leases, the write off typically occurs upon becoming 90 days past due. Historically, the Company has not experienced uncollectible accrued interest receivable on its investment securities. However, the Company would generally write off accrued interest receivable by reversing interest income if the Company does not reasonably expect to receive payments. Due to the timely manner in which accrued interest receivables are written off, the amounts of such write offs are immaterial.
- Not measuring an allowance for credit losses for accrued interest receivable due to the Company's policy of writing off uncollectible accrued interest receivable balances in a timely manner, as described above.

Reserve for Unfunded Commitments

The reserve for unfunded commitments (the "Unfunded Reserve") represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. No allowance is recognized if the Company has the unconditional right to cancel the obligation. The Company is defining unconditionally cancelable in its literal sense, meaning that a commitment may be cancelled by the Company for any, or for no reason whatsoever. However, the Company in its business dealings, has no practical history of unconditionally canceling commitments. Commitments are not typically cancelled until a default or a defined condition occurs. Being that its historical practice has been to not cancel credit commitments unconditionally, the Company has made the decision to reserve for Unfunded Commitments. The Unfunded Reserve is recognized as a liability (included within accrued expenses and other liabilities in the Consolidated Balance Sheets), with adjustments to the reserve recognized as provision for credit losses in the Consolidated Statements of Operations. The Unfunded Reserve is determined by estimating expected future fundings, under each segment, and applying the expected loss rates. Expected future fundings over the estimated life of commitments are based on historical averages of funding rates (i.e., the likelihood of draws taken). To estimate future fundings on unfunded balances, current funding rates are compared to historical funding rates. Estimate of credit losses are determined using the same loss rates as funded loans.

On January 1, 2023, the Company adopted ASU *2022-02*, Financial Instruments - *Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02")*. ASU 2022-02 eliminates the recognition and measurement guidance for troubled debt restructurings and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This ASU also requires enhanced disclosure for loans that have been charged off. The adoption of ASU 2022-02 did not have a significant impact on the Company's Consolidated Financial Statements.

In December 2025, the FASB issued ASU 2025-08, *Financial Instruments - Credit Losses (Topic 326): Purchased Loans*, which updates the accounting for Purchased Financial Assets ("PFA") under the CECL framework. The ASU expands the PFA model to include both Purchased Credit Deteriorated ("PCD") assets and certain non-PCD loan receivables, including purchased seasoned loans, applying the gross-up method to a broader group of acquired loans. This ASU addresses the long-standing concerns regarding double counting of credit losses and operational complexity under the prior CECL acquisition model. The ASU is effective for fiscal years beginning after December 15, 2026, but early adoption is permitted. The Company early adopted ASU 2025-08 on a prospective basis in the fourth quarter of 2025 in connection with the Company's acquisition of FSB that closed in November 2025.

Loan Charge-off Policies: All unsecured open- and closed-ended retail loans that become past due 90 days from the contractual due date are charged off in full. In lieu of charging off the entire loan balance, loans with non-real estate collateral may be written down to the net realizable value of the collateral, if repossession of collateral is assured and in process. For open- and closed-ended loans secured by residential real estate, a current assessment of fair value is made no later than 180 days past due. Any outstanding loan balance in excess of the net realizable value of the property is charged off. All other loans are generally charged down to the net realizable value when Civista recognizes the loan is permanently impaired, which is generally after the loan is 90 days past due.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Other Real Estate: Other real estate acquired through or instead of loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis and any deficiency in the value is charged off through the allowance. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Other Securities: Other securities include Federal Home Loan Bank of Chicago ("FHLB") stock, Federal Reserve Bank of Cleveland ("FRB") stock, Federal Agricultural Mortgage Corporation ("Farmer Mac") stock, United Bankers' Bancorporation Inc. ("UBBI") stock, and Norwalk Community Development Corporation ("NCDC") stock, all of which are carried at cost.

Federal Home Loan Bank ("FHLB") Stock: Civista is a member of the FHLB of Cincinnati and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment by management. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (*a*) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (*b*) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance, (*c*) the impact of legislative and regulatory changes on the customer base of the FHLB, and (*d*) the liquidity position of the FHLB. With consideration given to these factors, management concluded that the FHLB stock was not impaired at December 31, 2025 or 2024. FHLB Stock is included in Other Securities on the Consolidated Balance Sheets.

Federal Reserve Bank ("FRB") Stock: Civista is a member of the Federal Reserve System. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. FRB Stock is included in Other Securities on the Consolidated Balance Sheets.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both accelerated and straight-line methods over the estimated useful life of the asset, ranging from three to seven years for furniture and equipment and seven to fifty years for buildings and improvements.

Equipment Owned Under Operating Leases: As a lessor, the Company finances equipment under leases to a wide variety of customers, from commercial and industrial to government and healthcare, which are classified as operating leases. The equipment underlying the operating leases is reported at cost, net of accumulated depreciation, within Premises and Equipment on the Consolidated Balance Sheets. These operating lease arrangements require the lessee to make a fixed monthly rental payment over a specified lease term generally ranging from three to six years. Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term and reported in Noninterest Income on the Consolidated Statements of Operations. Leased assets are depreciated on a straight-line method over the lease term to the estimate of the equipment's fair market value at lease termination, also referred to as "residual" value. The depreciation of these operating lease assets is reported in Noninterest Expense on the Consolidated Statements of Operations. For equipment leases, fair value may be based upon observable market prices, third-party valuations, or prices received on sales of similar assets at the end of the lease term. These residual values are reviewed annually to ensure the recorded amount does not exceed the fair market value at the lease termination. At the end of the lease, the operating lease asset is either purchased by the lessee or returned to the Company.

Bank Owned Life Insurance ("BOLI"): Civista has purchased BOLI policies on certain key executives. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the cash surrender value are recorded as Noninterest income on the Consolidated Statements of Operations in the period that the change occurs.

Goodwill and Core Deposit Intangibles: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Core deposit intangibles arising from whole bank and branch acquisitions are included in other intangible assets in the Consolidated Balance Sheets. These intangible assets are measured at fair value and then amortized on an accelerated method over their estimated useful lives, which normally range from five to 12 years.

On January 1, 2023, the Company adopted ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The adoption of the ASU did not have a significant impact on the Company's Consolidated Financial Statements.

Mortgage Servicing Rights: Mortgage servicing rights are recognized as assets for the allocated value of retained mortgage servicing rights on loans sold and are recorded in other intangible assets in the Consolidated Balance Sheets. Mortgage servicing rights are initially recorded at fair value at the date of transfer. The valuation technique uses the present value of estimated future cash flows using current market discount rates. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance to the extent that fair value is less than the capitalized asset for the grouping.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Debt Issuance Costs: Costs associated with the issuance of debt are presented in the Consolidated Balance Sheets as a direct reduction from the carrying value of that debt liability. The deferred issuance costs are amortized over the life of the related debt instrument and included within the debt's interest expense.

Advertising Costs: Advertising costs are expensed as incurred.

(Amounts in thousands, except share data)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information.

A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The amendments in this ASU require that public business entities on an annual basis (a) disclose specific categories in the rate reconciliation and (b) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments in this ASU also require that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments require that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. The Company adopted ASU 2023-09 on a prospective basis effective January 1, 2025, and the adoption of the ASU did not have a material impact on the Company's Consolidated Financial Statements.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the grant date. The market price of the Company's common shares at the date of the grant is used for restricted shares. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

In March 2024, the FASB issued ASU 2024-01, *Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards.* The amendments clarify how an entity determines whether a profits interest or similar award is (i) within scope of Compensation - Stock Compensation (Topic 718) or (ii) not a share-based payment arrangements and therefore within the scope of other guidance. The Company adopted ASU 2024-01 effective January 1, 2025. The adoption of ASU 2024-01 did not have a material impact on the Company's Consolidated Financial Statements.

Retirement Plans: Pension expense is the net of service and interest cost, expected return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense consists of the amount of matching contributions. Deferred compensation allocates the benefits over the years of service.

Earnings per Common Share: Earnings per share is computed using the two-class method. Basic earnings per share are net income available to common shareholders divided by the weighted average number of common shares outstanding during the period, which excludes participating securities. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable related to convertible preferred shares. Treasury shares are not deemed outstanding for earnings per share calculations.

Comprehensive Income (Loss): Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, the effective portion of derivatives designated for hedge accounting and changes in the funded status of the pension plan.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that any such loss contingencies currently exist that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank is required to meet regulatory reserve and clearing requirements. These balances do not earn interest. The required reserve amount at December 31, 2025 was $0. The Company did not have any cash pledged as collateral on its interest rate swaps with third party financial institutions at December 31, 2025.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by Civista to CBI or by CBI to shareholders. Additional information related to dividend restrictions can be found in Note 19.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions that reflect exit price value, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(Amounts in thousands, except share data)

Operating Segments: In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The amendments in this ASU apply to all public entities that are required to report segment information in accordance with FASB ASC Topic 280, *Segment Reporting*. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. Public entities are required to disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. In addition, public entities must provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB ASC Topic 280, *Segment Reporting*, in interim periods. The amendments clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. The amendments require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Finally, the amendments require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in ASC Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted ASU 2023-07 in 2024 with little impact as currently, the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

While the Company's chief operating decision maker monitors the revenue streams of the Company's various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. The Company has determined that all of its financial service operations meet the aggregation criteria of ASC 280, *Segment Reporting*, as its current operating model is structured whereby financial service operations serve a similar base of retail and commercial customers utilizing a company-wide offering of similar products and services managed through similar processes that are collectively reviewed by the Company's Chief Financial Officer, who has been identified as the chief operating decision maker ("CODM"). Therefore, all of the Company's financial service operations are considered by the CODM to be aggregated in one reportable operating segment.

Treasury Stock: CBI common shares that are repurchased are recorded in treasury stock at cost.

Business Combinations: At the date of acquisition the Company records the assets and liabilities of acquired companies on the Consolidated Balance Sheets at their fair value. The results of operations for acquired companies are included in the Company's Consolidated Statements of Operations beginning at the acquisition date. Expenses arising from acquisition activities are recorded in the Consolidated Statements of Operations during the period incurred.

Derivative Instruments and Hedging Activities: The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on he intended use of the derivative and whether the Company has elected to designate a derivative as a hedging relationship and apply hedge accounting. Further consideration also involves a determination on whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted

(Amounts in thousands, except share data)

transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued, and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative is deferred and reported as a component of accumulated other comprehensive income, which is a component of stockholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in noninterest income/expense. Counterparty risk with loan customers is managed through loan covenant agreements and, as such, does not have a significant impact on the fair value of the swaps. Counterparty risk with other banks is managed through bilateral collateralization agreements. Deferred gains and losses from derivatives not accounted for as hedges are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability.

In relation to the derivative instruments not designated as hedges, the Company is party to master netting arrangements with its financial institution counterparties. The arrangements provide for a single net settlement of all swap agreements, as well as collateral. In the event of default on, or termination of, any one contract, collateral, in the form or cash and marketable securities, is posted by the counterparty with net liability positions in accordance with contract thresholds.

Effect of Newly Issued but Not Yet Effective Accounting Standards:

In November 2025, the FASB issued ASU 2025-09: *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*. ASU 2025-09 amends ASC 815 to align hedge accounting more closely with an entity's economic risk management practices. Key amendments include (i) to allow designating a variable price component of a nonfinancial forecasted purchase or sale as the hedged risk, (ii) to allow grouping individual forecasted transactions with similar (not identical) risk exposures, (iii) a new model for hedging forecasted interest on variable-rate debt, enabling changes in index or tenor without redesignation, subject to simplifying assumptions, and (iv) additional clarifications related to hedge accounting of nonfinancial components, net written options, and dual-hedge strategies. ASU 2025-09 will be effective for annual periods after December 15, 2026, though early adoption is permitted. ASU 2025-09 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03: *Income Statement-Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40); Disaggregation of Income Statement Expenses.* This ASU requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This ASU does not change the expense captions an entity presents on the face of the income statement. ASU 2024-03 can be applied prospectively, and it is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption and retrospective applications are permitted. The Company is currently evaluating the impact of ASU 2024-03 on its Consolidated Financial Statements.

(Amounts in thousands, except share data)

NOTE 2 - ACQUISITIONS

At the close of business on November 6, 2025 ("Acquisition Date"), the Company completed the acquisition of FSB for aggregate stock and cash consideration of approximately $66,758, through a merger transaction accounted for as a business combination under ASC 805, Business Combinations. As a result of the FSB acquisition, CBI issued 1,434,473 common shares and paid approximately $35,544 in cash to the former shareholders of FSB. The Company and FSB had first announced that they had entered into an agreement to merge in July of 2025. Upon the closing of the merger, FSB was merged with and into Civista.

The acquisition of FSB was not material for purposes of requiring pro forma financial information under Article 11 of Regulation S-X, based on quantitative and qualitative factors. Accordingly, certain disclosures typically required for material business combinations have been omitted.

The results of FSB's operations have been included in the Company's Consolidated Financial Statements from the Acquisition Date. Given the immaterial nature of the acquisition, pro forma financial information for the combined entity has not been presented, as such information would not be meaningful to users of the financial statements.

The preliminary allocation resulted in the recognition of goodwill, which represents the excess of the purchase consideration over the fair value of net assets acquired. Goodwill arising from the transaction is primarily attributable to expected costs synergies, enhanced market presence, and future growth opportunities. The goodwill recognized is not deductible for federal income tax purposes but will be evaluated for impairment, at least annually.

Loans acquired in the FSB acquisition were recorded at their fair value as of November 6, 2025, in accordance with ASC 805 and the Company's accounting policies.

The unpaid principal balance of loans acquired from FSB was $110.2 million at the Acquisition Date. Based on a third-party valuation, the loans were recorded at an estimated fair value of $104.2 million, which reflects credit, interest rate, liquidity, and other market-based valuation factors. The difference between the unpaid principal balance and fair value of approximately $6.0 million is primarily the non-credit purchase discount of $4.0 million that will be accreted into interest income over the average life of the portfolio using the level yield method and the $2.0 million addition to the ACL related to the acquired FSB loan portfolio. The amount of accretion recognized from the FSB acquisition was $336 as of December 31, 2025.

The Company early adopted the amended Purchased Financial Assets ("PFA") guidance under ASC 326, under which all acquired loans are accounted for under a single credit loss model. Accordingly, at the Acquisition Date, the Company recorded an ACL of $2.0 million related to the acquired FSB loan portfolio, with a corresponding gross-up of loan balances, to reflect expected lifetime credit losses inherent in the loans. The ACL recognized at acquisition did not impact earnings, as it was recorded as part of the purchase accounting.

Subsequent changes in expected credit losses for the acquired loans will be recognized through the provision for credit losses in the Company's Consolidated Statements of Operations.

Core deposit intangibles will be amortized over the expected useful lives, which was determined to be eight years using the sum-of-years-digits method. The net carrying amount of the core deposit intangible at December 31, 2025 was $6,717. The amount of amortization expense recognized on the FSB core deposit intangibles was $258 as of December 31, 2025.

(Amounts in thousands, except share data)

As of December 31, 2025, the estimated future amortization expense for the core deposit intangible is as follows:

	Core deposit intangibles
2026	$ 1,518
2027	1,324
2028	1,130
2029	936
2030	743
Thereafter	1,066
	$ 6,717

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for FSB.

Cash paid		$ 35,544
Common shares issued (1,434,473 shares)		31,214
Total		$ 66,758
Net assets acquired:		
Cash and due from financial institutions	$ 185,018	
Loans, net	104,200	
Other securities	259	
Premises and equipment	1,993	
Accrued interest receivable	440	
Core deposit intangible	6,975	
Deferred taxes	(514)	
Other assets	392	
Time deposits	(112,174)	
Noninterest-bearing deposits	(33,846)	
Interest-bearing deposits	(90,076)	
Other liabilities	(827)	
		61,840
Goodwill resulting from the FSB acquisition		$ 4,918

The FSB acquisition did not have a material impact on the Company's capital ratios. Integration activities, including the core conversion of FSB into CBI, are on-going as planned and will be completed in the first quarter of 2026. The Company has incurred approximately $4.1 million in acquisition related expenses during the year ended December 31, 2025, that are included in Other operating expenses in the Consolidated Statements of Operations.

(Amounts in thousands, except share data)

NOTE 3 - SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2025				
U.S. Treasury securities and obligations of U.S. government agencies	$ 61,935	$ 262	$ (1,180)	$ 61,017
Obligations of states and political subdivisions	345,214	1,319	(21,735)	$ 324,798
Mortgage-back securities in government sponsored entities	319,792	525	(24,224)	296,093
Total debt securities	$ 726,941	$ 2,106	$ (47,139)	$ 681,908

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2024				
U.S. Treasury securities and obligations of U.S. government agencies	$ 100,378	$ 303	$ (3,294)	$ 97,387
Obligations of states and political subdivisions	351,635	482	(26,998)	325,119
Mortgage-back securities in government sponsored entities	258,045	97	(32,581)	225,561
Total debt securities	$ 710,058	$ 882	$ (62,873)	$ 648,067

The amortized cost and fair value of securities at year-end 2025 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 25,415	$ 25,257
Due from one to five years	64,428	62,388
Due from five to ten years	61,591	61,396
Due after ten years	255,715	236,774
Mortgage-backed securities in government sponsored entities	319,792	296,093
Total securities available for sale	$ 726,941	$ 681,908

Securities with a carrying value of $239,649 and $206,600 were pledged as of December 31, 2025 and 2024, respectively, to secure public deposits, other deposits and liabilities as required or permitted by law.

Proceeds from sales of securities, gross realized gains and gross realized losses were as follows:

	2025	2024	2023
Sale proceeds	$ —	$ 2,994	$ —
Gross realized gains	—	33	—
Gross realized losses	—	—	—
Gains from securities called or settled by the issuer	—	—	—

(Amounts in thousands, except share data)

Debt securities with unrealized losses at year-end 2025 and 2024 not recognized in income were as follows:

2025	12 Months or less		More than 12 months		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities and obligations of U.S. government agencies	$ 1,168	$ (2)	$ 47,644	$ (1,178)	$ 48,812	$ (1,180)
Obligations of states and political subdivisions	12,606	(45)	181,703	(21,690)	194,309	(21,735)
Mortgage-backed securities in gov't sponsored entities	58,246	(490)	172,015	(23,734)	230,261	(24,224)
Total	$ 72,020	$ (537)	$ 401,362	$ (46,602)	$ 473,382	$ (47,139)

2024	12 Months or less		More than 12 months		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities and obligations of U.S. government agencies	$ 32,388	$ (51)	$ 55,000	$ (3,243)	$ 87,388	$ (3,294)
Obligations of states and political subdivisions	98,965	(806)	173,668	(26,192)	272,633	(26,998)
Mortgage-backed securities in gov't sponsored entities	28,322	(329)	186,173	(32,252)	214,495	(32,581)
Total	$ 159,675	$ (1,186)	$ 414,841	$ (61,687)	$ 574,516	$ (62,873)

Each quarter, we perform an analysis to determine if any of the unrealized losses on securities available-for-sale are comprised of credit losses as compared to unrealized losses due to market interest rate adjustments. Our assessment includes a review of the unrealized loss for each security issuance held; the financial condition and near-term prospects of the issuer, including external credit ratings and recent downgrades; and our ability and intent to hold the security for a period of time sufficient for a recovery in value. We also consider the extent to which the securities are issued by the federal government or its agencies, and any guarantee of issued amounts by those agencies. Based on the foregoing assessment, no provision for credit losses on securities was recognized for the year ended December 31, 2025.

At December 31, 2025, the Company owned 372 debt securities that were in an unrealized loss position. Of those securities, 107 securities, with unrealized losses totaling $25,404 and estimated fair value of $279,903, consisted of bonds issued or guaranteed by agencies of the U.S. federal government. The remaining 265 securities, with unrealized losses totaling $21,735 and estimated fair value of $194,309, consisted of bonds issued by state municipalities. The portfolio continues to consist of a mix of fixed and floating-rate, high quality securities, largely rated AA (or better), displaying an overall effective duration of approximately 3.0 years, and all securities were paying as agreed at December 31, 2025.

The following table presents the net gains and losses on equity investments recognized in earnings at year-end 2025 and 2024, and the portion of unrealized gains and losses for the period that relates to equity investments held at year-end 2025 and 2024:

	2025	2024
Net gains (losses) recognized on equity securities during the year	$ 271	$ 252
Less: Net gains realized on the sale of equity securities during the period	—	—
Unrealized gains (losses) recognized in equity securities held at December 31	$ 271	$ 252

Equity securities consisting of investments in other financial institutions totaled $2.7 million as of December 31, 2025 and $2.4 million as of December 31, 2024.

(Amounts in thousands, except share data)

Stock of the FHLB, the FRBC, UBBI, Farmer Mac and NCDC are included as Other securities on the Company's Consolidated Balance Sheets. FHLB stock was recorded at $11.6 million at December 31, 2025 and $18.5 million at December 31, 2024. FRB stock was recorded at $14.0 million at December 31, 2025 and $11.5 million at December 31, 2024. UBBI stock was recorded at $225 at both December 31, 2025 and December 31, 2024. Farmer Mac stock was recorded at $42 at both December 31, 2025 and December 31, 2024. NCDC stock was recorded at $2 at both December 31, 2025 and December 31, 2024.

NOTE 4 - LOANS AND LEASES

Loans at year-end were as follows:

	2025	2024
Commercial & Agriculture	$ 308,692	$ 328,488
Commercial Real Estate - Owner Occupied	385,547	374,367
Commercial Real Estate - Non-Owner Occupied	1,239,017	1,225,991
Residential Real Estate	944,328	763,869
Real Estate Construction	285,137	305,992
Farm Real Estate	37,775	23,035
Lease financing receivable	35,103	46,900
Consumer and Other	34,447	12,588
Total Loans and Leases	3,270,046	3,081,230
Allowance for credit losses	(42,020)	(39,669)
Net loans and leases	$ 3,228,026	$ 3,041,561

Lease financing receivables consist of sales-type and direct financing leases for equipment, with terms typically ranging from two to six years. On direct financing leases, the Company obtains third-party residual value guarantees to reduce its residual asset risk. There were no significant changes in the balances of the Company's unguaranteed residual assets for the period ending December 31, 2025. The net investment in direct financing and sales-type leases was comprised of the following:

	December 31, 2025	December 31, 2024
Minimum lease payments receivable	$ 39,332	$ 53,284
Unguaranteed residual assets	1,558	1,286
Unamortized direct costs	14	—
Unearned income	(5,801)	(7,670)
Total net investment in direct financing and sales-type leases	$ 35,103	$ 46,900

(Amounts in thousands, except share data)

Undiscounted future minimum lease payments receivable for direct financing and sales-type leases at December 31, 2025 were as follows:

	At December 31, 2025
2026	$ 14,085
2027	10,980
2028	7,787
2029	3,947
2030	1,962
Thereafter	571
Total undiscounted future minimum lease payments receivable for direct financing and sales-type leases	$ 39,332

The Company earns revenue on direct financing and sales-type leases, as well as operating leases disclosed in Note 7. The components of total lease income were as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Interest and dividend income - Loans and leases, including fees:			
Interest income on net investments in direct financing and sales-type leases	$ 5,240	$ 6,139	$ 3,412
Noninterest income - Lease revenue & residual income:			
Lease income from operating lease payments	5,567	7,819	7,349
Other[1]	307	1,092	246

[1]Other consists of lease-related fees and commissions and gains (losses) on sale or disposition of leased assets

Loans to principal officers, directors, and their affiliates at year-end 2025 and 2024 were as follows:

	2025	2024
Balance - Beginning of year	$ 21,790	$ 10,550
New loans and advances	10,912	3,719
Repayments	(6,780)	(2,732)
Effect of changes to related parties	(150)	10,253
Balance - End of year	$ 25,772	$ 21,790

The Company had credit lines to principal officers, directors, and their affiliates with aggregate availability of $7,858 and $7,520 as of December 31, 2025 and 2024, respectively.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES

The following tables present, by portfolio segment, the changes in the allowance for credit losses, the ending allocation of the allowance for credit losses and the loan balances outstanding for the years ended December 31, 2025, 2024 and 2023.

Allowance for credit losses:

December 31, 2025	Beginning balance	Acquisition related allowance for credit loss	Charge-offs	Recoveries	Provision (Credit)	Ending balance
Commercial & Agriculture	$ 6,586	$ 104	$ (1,230)	$ 404	$ (711)	5,153
Commercial Real Estate:						
Owner Occupied	4,327	110	—	1	(18)	4,420
Non-Owner Occupied	11,404	46	(1,350)	3	2,015	12,118
Residential Real Estate	11,866	1,404	(135)	176	1,407	14,718
Real Estate Construction	3,708	30	—	—	104	3,842
Farm Real Estate	226	240	—	—	(187)	279
Lease Financing Receivable	1,361	0	(1,058)	53	813	1,169
Consumer and Other	191	26	(21)	27	98	321
Total	$ 39,669	$ 1,960	$ (3,794)	$ 664	$ 3,521	$ 42,020

For the year ended December 31, 2025, the Company provided $3,521 to the allowance for credit losses, as compared to a provision for credit losses of $5,885 for the year ended December 31, 2024. The decrease in the provision for credit loss expense was due to the favorable economic conditions resulting from the loss driver analysis. The FSB acquisition related allowance was $1,960.

For the year ended December 31, 2025, the allowance for Commercial & Agriculture loans decreased mainly due to charge-offs, consisting of multiple relationships, and partially due to a decrease in provision related to the loss driver analysis. The allowance for Commercial Real Estate – Non-Owner Occupied loans increased due to a provision taken from individually evaluated loans on two commercial relationships. The allowance for Residential Real Estate loans increased due to an increase in loan balances mainly from the FSB acquisition. The allowance for Lease Financing Receivable decreased as a result of an increase in charge-offs. The allowance for Consumer and Other loans increased due to an increase in loan balances resulting from the FSB acquisition.

(Amounts in thousands, except share data)

Allowance for credit losses:

December 31, 2024	Beginning balance	Charge-offs	Recoveries	Provision (Credit)	Ending balance
Commercial & Agriculture	$ 7,587	$ (2,197)	$ 255	$ 941	$ 6,586
Commercial Real Estate:					
Owner Occupied	4,723	—	—	(396)	4,327
Non-Owner Occupied	12,056	(672)	18	2	11,404
Residential Real Estate	8,489	(83)	197	3,263	11,866
Real Estate Construction	3,388	—	12	308	3,708
Farm Real Estate	260	—	—	(34)	226
Lease Financing Receivable	297	(881)	20	1,925	1,361
Consumer and Other	341	(82)	37	(105)	191
Unallocated	19	—	—	(19)	—
Total	$ 37,160	$ (3,915)	$ 539	$ 5,885	$ 39,669

For the year ended December 31, 2024, the Company provided $5,885 to the allowance for credit losses. The allowance for Commercial & Agriculture loans decreased due to an increase in charge-offs, mainly due to two commercial relationships. The allowance for Commercial Real Estate – Owner Occupied loans decreased due to a decrease in loan balances. The allowance for Commercial Real Estate – Non-Owner Occupied loans decreased due to an increase in charge-offs on two commercial relationships. The allowance for Residential Real Estate loans increased due to an increase in loan balances and a decrease in prepayment speeds from 13.94% to 7.30%. The allowance for Lease Financing Receivable increased due to a higher provision deemed necessary from elevated charge-off activity in this segment during the year. The allowance for Consumer and Other loans decreased due to a decrease in loan balances.

Allowance for credit losses:

December 31, 2023	Beginning balance	CECL Adoption Day 1 Impact	Impact of Adopting ASC 326 - PCD Loans [1]	Charge -offs	Recoveries	Provision (Credit)	Ending balance
Commercial & Agriculture	$ 3,011	$ 429	$ —	$ (1,300)	$ 177	$ 5,270	$ 7,587
Commercial Real Estate:							
Owner Occupied	4,565	1,075	19	—	15	(951)	4,723
Non-Owner Occupied	14,138	(2,847)	—	—	46	719	12,056
Residential Real Estate	3,145	2,762	166	(17)	134	2,299	8,489
Real Estate Construction	2,293	1,502	—	—	37	(444)	3,388
Farm Real Estate	291	(28)	—	—	—	(3)	260
Lease Financing Receivable	429	1,743	635	—	—	(2,510)	297
Consumer and Other	98	201	77	(114)	43	36	341
Unallocated	541	(541)	—	—	—	19	19
Total	$ 28,511	$ 4,296	$ 897	$ (1,431)	$ 452	$ 4,435	$ 37,160

[1] Day 1 impact of $1,668 of adopting ASC 326-PCD loans was netted by changes in estimates of $771.

For the year ended December 31, 2023, the Company provided $4,435 to the allowance for credit losses. A one-time CECL adoption adjustment of $4,296 along with a $897 adjustment related to ASC 326 adoption was incurred in the first quarter of 2023. For the year ended December 31, 2023, the allowance for Commercial & Agriculture loans

increased due to an increase in general reserves required for this type as a result of an increase in loan balances, accompanied by an increase in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Owner Occupied loans increased due to an increase in general reserves required for this type as a result of increased loan balances, partially offset by a decrease in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Non-Owner Occupied loans decreased due to a decrease in general reserves required as a result of an increase in loan balances, offset by a decrease in loss rates and classified loan balances. This was represented as a decrease in the provision. The allowance for Residential Real Estate loans increased due to an increase in general reserves required for this type as a result of increased loan balances. The result was represented by an increase in the provision. The allowance for Consumer and Other loans decreased due to a decrease in loan balances and an increase in charge-offs.

The following tables represent credit exposures by internally assigned risk ratings for the periods ended December 31, 2025 and 2024. The risk rating analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company's internal credit risk grading system is based on experiences with similarly graded loans.

The Company's internally assigned grades are as follows:

- Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

- Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

- Substandard – loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that Civista will sustain some loss if the deficiencies are not corrected.

- Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

- Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

Homogeneous loans, generally Residential Real Estate, Real Estate Construction, and Consumer and Other loans, are not risk-graded, except when collateral is used for a business purpose. These loans are monitored based on performance, with performing loans included as Pass and nonperforming loans included in Substandard.

(Amounts in thousands, except share data)

Term Loans Amortized Cost Basis by Origination Year

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
Commercial & Agriculture								
Pass	$ 55,108	$ 49,767	$ 32,413	$ 21,623	$ 15,222	$ 8,323	$ 100,299	$ 282,755
Special Mention	686	—	331	1,142	2,426	61	7,381	12,027
Substandard	506	4,677	1,267	619	8	—	5,325	12,402
Doubtful	—	—	—	—	—	—	1,508	1,508
Total Commercial & Agriculture	$ 56,300	$ 54,444	$ 34,011	$ 23,384	$ 17,656	$ 8,384	$ 114,513	$ 308,692
Commercial & Agriculture:								
Current-period gross charge-offs	$ 158	$ —	$ 580	$ 216	$ 15	$ 261	$ —	$ 1,230
Commercial Real Estate - Owner Occupied								
Pass	$ 41,259	$ 32,982	$ 41,997	$ 55,380	$ 54,209	$ 120,299	$ 6,347	$ 352,473
Special Mention	330	—	1,010	14,290	5,275	1,539	75	22,519
Substandard	—	—	1,514	2,930	—	4,617	1,494	10,555
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate - Owner Occupied	$ 41,589	$ 32,982	$ 44,521	$ 72,600	$ 59,484	$ 126,455	$ 7,916	$ 385,547
Commercial Real Estate - Owner Occupied:								
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Non-Owner Occupied								
Pass	$ 64,507	$ 77,375	$ 259,428	$ 295,520	$ 143,207	$ 329,652	$ 31,946	$ 1,201,635
Special Mention	—	950	—	1,520	—	7,036	—	9,506
Substandard	—	—	—	—	14,593	12,799	—	27,392
Doubtful	—	—	—	—	—	484	—	484
Total Commercial Real Estate - Non-Owner Occupied	$ 64,507	$ 78,325	$ 259,428	$ 297,040	$ 157,800	$ 349,971	$ 31,946	$ 1,239,017
Commercial Real Estate - Non-Owner Occupied:								
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ 800	$ 550	$ —	$ 1,350
Residential Real Estate								
Pass	$ 98,026	$ 145,132	$ 126,021	$ 114,905	$ 91,029	$ 160,969	$ 198,707	$ 934,789
Special Mention	139	55	—	—	551	270	350	1,365
Substandard	—	—	433	1,513	534	3,024	1,134	6,638
Doubtful	—	1,020	—	—	—	—	516	1,536
Total Residential Real Estate	$ 98,165	$ 146,207	$ 126,454	$ 116,418	$ 92,114	$ 164,263	$ 200,707	$ 944,328
Residential Real Estate:								
Current-period gross charge-offs	$ —	$ —	$ 5	$ 40	$ 39	$ 51	$ —	$ 135

(Amounts in thousands, except share data)

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
Real Estate Construction								
Pass	$ 116,268	$ 39,988	$ 75,744	$ 23,121	$ 4,041	$ 7,282	$ 11,304	$ 277,748
Special Mention	—	6,678	—	—	—	—	—	6,678
Substandard	—	—	711	—	—	—	—	711
Doubtful	—	—	—	—	—	—	—	—
Total Real Estate Construction	$ 116,268	$ 46,666	$ 76,455	$ 23,121	$ 4,041	$ 7,282	$ 11,304	$ 285,137
Real Estate Construction:								
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Farm Real Estate								
Pass	$ 2,220	$ 1,606	$ 2,710	$ 1,709	$ 2,600	$ 20,683	$ 3,133	$ 34,661
Special Mention	—	—	450	461	—	679	1,027	2,617
Substandard	—	—	—	—	22	475	—	497
Doubtful	—	—	—	—	—	—	—	—
Total Farm Real Estate	$ 2,220	$ 1,606	$ 3,160	$ 2,170	$ 2,622	$ 21,837	$ 4,160	$ 37,775
Farm Real Estate:								
Current-period charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Lease Financing Receivables								
Pass	$ 7,631	$ 7,361	$ 7,292	$ 3,193	$ 486	$ 21	$ —	$ 25,984
Special Mention	1,799	3,035	2,340	39	—	—	—	7,213
Substandard	43	1,363	235	265	—	—	—	1,906
Doubtful	—	—	-	—	—	—	—	-
Total Lease Financing Receivables	$ 9,473	$ 11,759	$ 9,867	$ 3,497	$ 486	$ 21	$ —	$ 35,103
Lease Financing Receivables:								
Current-period charge-offs	$ 104	$ 177	$ 110	$ 583	$ —	$ 84	$ —	$ 1,058
Consumer and Other								
Pass	$ 24,261	$ 3,717	$ 2,428	$ 1,416	$ 662	$ 404	$ 1,504	$ 34,392
Special Mention	—	—	—	—	—	—	3	3
Substandard	—	9	13	16	14	—	—	52
Doubtful	—	—	—	—	—	—	—	—
Total Consumer and Other	$ 24,261	$ 3,726	$ 2,441	$ 1,432	$ 676	$ 404	$ 1,507	$ 34,447
Consumer and Other:								
Current-period charge-offs	$ —	$ —	$ 5	$ 6	$ 4	$ 6	$ —	$ 21
Total Loans	$ 412,783	$ 375,715	$ 556,337	$ 539,662	$ 334,879	$ 678,617	$ 372,053	$ 3,270,046
Total Loans:								
Current-period charge-offs	$ 262	$ 177	$ 700	$ 845	$ 858	$ 952	$ —	$ 3,794

(Amounts in thousands, except share data)

Term Loans Amortized Cost Basis by Origination Year

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Commercial & Agriculture								
Pass	$ 74,397	$ 55,540	$ 37,078	$ 33,164	$ 7,477	$ 13,449	$ 86,804	$ 307,909
Special Mention	255	1,225	511	32	1,286	—	4,173	7,482
Substandard	5,629	1,942	413	89	3	332	3,004	11,412
Doubtful	—	—	—	—	—	—	1,685	1,685
Total Commercial & Agriculture	$ 80,281	$ 58,707	$ 38,002	$ 33,285	$ 8,766	$ 13,781	$ 95,666	$ 328,488
Commercial & Agriculture:								
Current-period gross charge-offs	$ 1,520	$ 339	$ 204	$ 53	$ 48	$ 33	$ —	$ 2,197
Commercial Real Estate - Owner Occupied								
Pass	$ 26,677	$ 40,344	$ 72,901	$ 62,663	$ 52,478	$ 97,293	$ 8,358	$ 360,714
Special Mention	—	3,525	4,987	855	383	302	178	10,230
Substandard	—	—	—	—	—	3,189	234	3,423
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate - Owner Occupied	$ 26,677	$ 43,869	$ 77,888	$ 63,518	$ 52,861	$ 100,784	$ 8,770	$ 374,367
Commercial Real Estate - Owner Occupied:								
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Non-Owner Occupied								
Pass	$ 59,635	$ 227,608	$ 299,079	$ 170,534	$ 121,313	$ 280,870	$ 29,219	$ 1,188,258
Special Mention	—	—	7,166	—	—	10,533	—	17,699
Substandard	—	—	—	8,000	—	12,034	—	20,034
Doubtful	—	—	—	—	—	—	—	—

(Amounts in thousands, except share data)

Total Commercial Real Estate - Non-Owner Occupied	$ 59,635	$ 227,608	$ 306,245	$ 178,534	$ 121,313	$ 303,437	$ 29,219	$ 1,225,991
Commercial Real Estate - Non-Owner Occupied:								
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 672	$ —	$ 672
Residential Real Estate								
Pass	$ 97,552	$ 127,090	$ 113,877	$ 90,198	$ 64,528	$ 91,785	$ 168,840	$ 753,870
Special Mention	71	286	—	576	92	481	426	1,932
Substandard	—	316	967	859	675	2,655	1,180	6,652
Doubtful	1,115	—	—	—	—	—	300	1,415
Total Residential Real Estate	$ 98,738	$ 127,692	$ 114,844	$ 91,633	$ 65,295	$ 94,921	$ 170,746	$ 763,869
Residential Real Estate:								
Current-period gross charge-offs	$ 2	$ —	$ —	$ 3	$ —	$ 78	$ —	$ 83

(Amounts in thousands, except share data)

Term Loans Amortized Cost Basis by Origination Year

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Real Estate Construction								
Pass	$ 90,417	$ 133,695	$ 52,564	$ 10,348	$ 6,841	$ 2,369	$ 9,449	$ 305,683
Special Mention	154	—	—	155	—	—	—	309
Substandard	—	—	-	-	—	—	—	-
Doubtful	—	—	—	—	—	—	—	—
Total Real Estate Construction	$ 90,571	$ 133,695	$ 52,564	$ 10,503	$ 6,841	$ 2,369	$ 9,449	$ 305,992
Real Estate Construction:								
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ -
Farm Real Estate								
Pass	$ 571	$ 2,125	$ 495	$ 2,099	$ 4,122	$ 11,525	$ 1,490	$ 22,427
Special Mention	—	—	388	—	-	158	62	608
Substandard	—	—	—	—	—	-	—	-
Doubtful	—	—	—	—	—	—	—	—
Total Farm Real Estate	$ 571	$ 2,125	$ 883	$ 2,099	$ 4,122	$ 11,683	$ 1,552	$ 23,035
Farm Real Estate:								
Current-period charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(Amounts in thousands, except share data)

Lease Financing Receivables								
Pass	$ 18,783	$ 16,516	$ 6,955	$ 1,563	$ 426	$ 65	$ -	$ 44,308
Special Mention	1,107	—	—	—	—	-	—	1,107
Substandard	—	466	1,000	—	19	-	—	1,485
Doubtful	—	—	—	—	—	—	—	—
Total Lease Financing Receivables	$ 19,890	$ 16,982	$ 7,955	$ 1,563	$ 445	$ 65	$ -	$ 46,900
Lease Financing Receivables:								
Current-period charge-offs	$ —	$ 199	$ 607	$ 12	$ 63	$ —	$ —	$ 881
Consumer and Other								
Pass	$ 2,521	$ 3,717	$ 2,329	$ 1,787	$ 677	$ 206	$ 1,339	$ 12,576
Special Mention	—	—	—	—	—	-	—	-
Substandard	—	3	-	9	-	-	—	12
Doubtful	—	—	—	—	—	—	—	—
Total Consumer and Other	$ 2,521	$ 3,720	$ 2,329	$ 1,796	$ 677	$ 206	$ 1,339	$ 12,588
Consumer and Other:								
Current-period charge-offs	$ 25	$ 7	$ 21	$ 5	$ 6	$ 18	$ —	$ 82
Total Loans	$ 378,884	$ 614,398	$ 600,710	$ 382,931	$ 260,320	$ 527,246	$ 316,741	$ 3,081,230
Total Loans:								
Current-period charge-offs	$ 1,547	$ 545	$ 832	$ 73	$ 117	$ 801	$ —	$ 3,915

(Amounts in thousands, except share data)

The following tables include an aging analysis of the recorded investment of past due loans outstanding as of December 31, 2025 and 2024.

December 31, 2025	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total Loans	Past Due 90 Days and Accruing
Commercial & Agriculture	$ 382	$ 239	$ 141	$ 762	$ 307,930	$ 308,692	$ —
Commercial Real Estate:							
Owner Occupied	179	—	6	185	385,362	385,547	23
Non-Owner Occupied	8,332	—	1,130	9,462	1,229,555	1,239,017	—
Residential Real Estate	5,954	1,629	2,331	9,914	934,414	944,328	104
Real Estate Construction	—	—	—	—	285,137	285,137	—
Farm Real Estate	—	—	—	—	37,775	37,775	—
Lease Financing Receivables	1,301	1,240	454	2,995	32,108	35,103	335
Consumer and Other	115	37	47	199	34,248	34,447	—
Total	$ 16,263	$ 3,145	$ 4,109	$ 23,517	$ 3,246,529	$ 3,270,046	$ 462

December 31, 2024	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total Loans	Past Due 90 Days and Accruing
Commercial & Agriculture	$ 825	$ 114	$ 1,374	$ 2,313	$ 326,175	$ 328,488	$ —
Commercial Real Estate:							
Owner Occupied	—	—	225	225	374,142	374,367	225
Non-Owner Occupied	69	8,000	2,514	10,583	1,215,408	1,225,991	—
Residential Real Estate	5,504	1,634	2,273	9,411	754,458	763,869	—
Real Estate Construction	—	—	—	—	305,992	305,992	—
Farm Real Estate	—	—	—	—	23,035	23,035	—
Lease Financing Receivables	575	351	909	1,835	45,065	46,900	—
Consumer and Other	181	37	3	221	12,367	12,588	—
Total	$ 7,154	$ 10,136	$ 7,298	$ 24,588	$ 3,056,642	$ 3,081,230	$ 225

The following tables present loans on nonaccrual status as of December 31, 2025, 2024 and 2023.

December 31, 2025	Nonaccrual loans with a related ACL	Nonaccrual loans without a related ACL	Total Nonaccrual loans	Interest Income Recognized
Commercial & Agriculture	$ 6,312	$ 4,042	$ 10,354	$ 69
Commercial Real Estate:				
Owner Occupied	53	2,778	2,831	195
Non-Owner Occupied	8,469	624	9,093	16
Residential Real Estate	6,202	1,535	7,737	493
Real Estate Construction	—	—	-	—
Farm Real Estate	98	377	475	—
Lease Financing Receivables	291	—	291	—
Consumer and Other	53	—	53	7
Total	$ 21,478	$ 9,356	$ 30,834	$ 780

(Amounts in thousands, except share data)

December 31, 2024	Nonaccrual loans with a related ACL	Nonaccrual loans without a related ACL	Total Nonaccrual loans	Interest Income Recognized
Commercial & Agriculture	$ 8,901	$ 3,370	$ 12,271	$ 1
Commercial Real Estate:				
Owner Occupied	36	—	36	79
Non-Owner Occupied	2,514	8,000	10,514	—
Residential Real Estate	4,745	2,131	6,876	172
Real Estate Construction	—	—	-	—
Farm Real Estate	—	—	-	—
Lease Financing Receivables	638	600	1,238	—
Consumer and Other	15	—	15	4
Total	$ 16,849	$ 14,101	$ 30,950	$ 256

December 31, 2023	Nonaccrual loans with a related ACL	Nonaccrual loans without a related ACL	Total Nonaccrual loans	Interest Income Recognized
Commercial & Agriculture	$ 914	$ 4,891	$ 5,805	$ 9
Commercial Real Estate:				
Owner Occupied	269	3	272	7
Non-Owner Occupied	—	1,167	1,167	—
Residential Real Estate	—	4,633	4,633	26
Real Estate Construction	—	41	41	—
Farm Real Estate	—	—	—	—
Lease Financing Receivables	15	492	507	—
Consumer and Other	—	42	42	4
Total	$ 1,198	$ 11,269	$ 12,467	$ 46

Nonaccrual Loans: Loans are considered for nonaccrual status upon reaching 90 days delinquency, unless the loan is well secured and in the process of collection, although Civista may be receiving partial payments of interest and partial repayments of principal on such loans. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. A loan may be returned to accruing status only if one of three conditions are met: the loan is well-secured and none of the principal and interest has been past due for a minimum of 90 days; the borrower has made a minimum of six months payments; or the principal and interest payments are reasonably assured and a sustained period of performance has occurred, generally six months. The gross interest income that would have been recorded on nonaccrual loans in 2025, 2024 and 2023 if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $2,069, $657 and $446, respectively. The amount of interest income on such loans recognized on a cash basis was $780 in 2025, $256 in 2024 and $343 in 2023.

In accordance with the adoption of ASU 2022-02, *Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, accounting guidance for Troubled Debt Restructurings ("TDRs") for creditors has been eliminated. New guidance with respect to recognition, measurement, and disclosures of loans for borrowers experiencing financial difficulties supersedes guidance on TDRs. Under ASU 2022-02, the Company is required to evaluate whether a loan modification represents a new loan or a continuation of an existing loan. The amendment enhanced existing disclosure requirements and introduced new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty under criteria of principal forgiveness, interest rate reduction, other-than-insignificant payment delay, or term extension.

Of the loans modified as of December 31, 2025, $6.9 million were on non-accrual status and partial charge-offs have in some cases been taken against the outstanding balance. The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each loan upon loan origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of loans to borrowers experiencing financial difficulty. The Company uses probability of default/loss given default, discounted cash flows or remaining life method to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification.

The following tables show the amortized cost basis at the end of the reporting period of the loans modified to borrowers experiencing financial difficulty, disaggregated by loan category and type of modification granted during the years ended December 31, 2025 and December 31, 2024. The percentage of the amortized cost basis of loans that were modified to borrowers experiencing financial difficulty as compared to the amortized cost basis of each class of loan category is also presented below:

	Loans Modifications Made to Borrowers Experiencing Financial Difficulty December 31, 2025 (Dollars in Thousands)				
	Term Extension			**Payment Deferral**	
Loan Type	**Amortized Cost Basis**	**Percent of total loans by category**		**Amortized Cost Basis**	**Percent of total loans by category**
Commercial & Agriculture	$ 4,446	1.44%	$	1,508	0.49%
Commercial Real Estate:					
Owner Occupied	—	—		—	—
Non-Owner Occupied	—	—		—	—
Residential Real Estate	—	—	$	1,020	0.11%
Real Estate Construction	—	—		—	—
Farm Real Estate	—	—		—	—
Leasing Financing Receivables	—	—		—	—
Consumer and Other	—	—		—	—
Total Loan Modifications	$ 4,446		$	2,528	

	Loans Modifications Made to Borrowers Experiencing Financial Difficulty				
	December 31, 2024				
	(Dollars in Thousands)				
	Term Extension			Payment Deferral	
Loan Type	**Amortized Cost Basis**	**Percent of total loans by category**		**Amortized Cost Basis**	**Percent of total loans by category**
Commercial & Agriculture	$ 4,549	1.38%	$	435	0.13%
Commercial Real Estate:					
Owner Occupied	—	—		—	—
Non-Owner Occupied	8,000	0.65%		2,514	0.21%
Residential Real Estate	1,115	0.15%		—	—
Real Estate Construction	—	—		—	—
Farm Real Estate	—	—		—	—
Leasing Financing Receivables	—	—		—	—
Consumer and Other	—	—		—	—
Total Loan Modifications	$ 13,664		$	2,949	

The following table describes the financial effect of the modifications made to borrowers experiencing financial difficulty as of December 31, 2025 and December 31, 2024.

December 31, 2025	**Term Extension**
Loan Type	**Financial Effect**
Commercial & Agriculture	- 5 month and 6 month term extensions
Commercial Real Estate:	
Owner Occupied	
Non-Owner Occupied	
Residential Real Estate	
Real Estate Construction	
Farm Real Estate	
Consumer and Other	

	Payment Deferral
Loan Type	**Financial Effect**
Commercial & Agriculture	- 11 month payment deferral
Commercial Real Estate:	
Owner Occupied	
Non-Owner Occupied	
Residential Real Estate	- 11 month payment deferral
Real Estate Construction	
Farm Real Estate	
Consumer and Other	

CIVISTA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025, 2024 and 2023
(Amounts in thousands, except share data)

December 31, 2024	Term Extension
Loan Type	Financial Effect
Commercial & Agriculture	- 6 month, 12 month and 62 month term extensions
Commercial Real Estate:	
Owner Occupied	
Non-Owner Occupied	- 6 month term extension
Residential Real Estate	- 35 month term extension
Real Estate Construction	
Farm Real Estate	
Consumer and Other	

	Payment Deferral
Loan Type	Financial Effect
Commercial & Agriculture	- 5 month payment deferral
Commercial Real Estate:	
Owner Occupied	
Non-Owner Occupied	- 5 month and 7.5 month payment deferral
Residential Real Estate	
Real Estate Construction	
Farm Real Estate	
Consumer and Other	

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount. The Company closely monitors the performance of the loans that were modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. There were no modification loans that had a payment default during the years ended December 31, 2025 and December 31, 2024, that were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

The following tables present the performance of loans that have been modified as of December 31, 2025 and 2024.

Loan Modifications Made to Borrowers
Experiencing Financial Difficulty

December 31, 2025	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Non-Accrual
Commercial & Agriculture	$ 74	$ —	$ —	$ 74	$ 5,880	$ 5,944
Commercial Real Estate:						
Owner Occupied	—	—	—	—	—	—
Non-Owner Occupied	—	—	—	—	—	—
Residential Real Estate	—	—	—	—	1,020	1,020
Real Estate Construction	—	—	—	—	—	—
Farm Real Estate	—	—	—	—	—	—
Lease Financing Receivables	—	—	—	—	—	—
Consumer and Other	—	—	—	—	—	—
Total	$ 74	$ —	$ —	$ 74	$ 6,900	$ 6,964

69

(Amounts in thousands, except share data)

	Loan Modifications Made to Borrowers Experiencing Financial Difficulty					
December 31, 2024	**30-59 Days Past Due**	**60-89 Days Past Due**	**90 Days or Greater Past Due**	**Total Past Due**	**Current**	**Non-Accrual**
Commercial & Agriculture	$ —	$ —	$ 435	$ 435	$ 4,549	$ 4,984
Commercial Real Estate:						
Owner Occupied	—	—	—	—	—	—
Non-Owner Occupied	—	8,000	2,514	10,514	—	10,514
Residential Real Estate	—	—	—	—	1,115	1,115
Real Estate Construction	—	—	—	—	—	—
Farm Real Estate	—	—	—	—	—	—
Lease Financing Receivables	—	—	—	—	—	—
Consumer and Other	—	—	—	—	—	—
Total	$ —	$ 8,000	$ 2,949	$ 10,949	$ 5,664	$ 16,613

Individually Evaluated Loans: Larger (greater than $350) Commercial & Agricultural and Commercial Real Estate loan relationships, as well as Residential Real Estate and Consumer loans and Lease financing receivables that are part of a larger relationship are individually evaluated on a quarterly basis, when they do not share similar risk characteristics with the collectively evaluated pools. These loans are analyzed to determine if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. If management determines that the value of the loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance. The Company's policy for recognizing interest income on individually evaluated loans does not differ from its overall policy for interest recognition.

The following tables present the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses, and the related allowance for credit losses allocated to these loans.

December 31, 2025	Real Estate	Other	Allowance for Credit Losses
Commercial & Agriculture	$ —	$ 2,687	$ 248
Commercial Real Estate:			
Owner Occupied	2,778	—	—
Non-Owner Occupied	9,010	—	3,000
Residential Real Estate	1,536	—	—
Real Estate Construction	—	—	—
Farm Real Estate	377	—	—
Lease Financing Receivables	—	119	119
Consumer and Other	—	—	—
Total	$ 13,701	$ 2,806	$ 3,367

(Amounts in thousands, except share data)

December 31, 2024	Real Estate	Other	Allowance for Credit Losses
Commercial & Agriculture	$ —	$ 8,179	$ 1,679
Commercial Real Estate:			
Owner Occupied	—	—	—
Non-Owner Occupied	10,514	—	674
Residential Real Estate	2,131	—	—
Real Estate Construction	—	—	—
Farm Real Estate	—	—	—
Lease Financing Receivables	—	665	6
Consumer and Other	—	—	—
Total	$ 12,645	$ 8,844	$ 2,359

Collateral-dependent loans consist primarily of Residential Real Estate, Commercial Real Estate and Commercial and Agricultural loans. These loans are individually evaluated when foreclosure is probable or when the repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral. In the case of Commercial and Agricultural loans secured by equipment, the fair value of the collateral is estimated by third-party valuation experts. Loan balances are charged down to the underlying collateral value when they are deemed uncollectible. Note that the Company did not elect to use the collateral maintenance agreement practical expedient available under CECL.

Foreclosed assets acquired in settlement of loans are carried at fair value less estimated costs to sell and are included in Other assets on the Consolidated Balance Sheets. As of December 31, 2025 and 2024, there were no foreclosed assets included in Other assets. As of December 31, 2025 and 2024, the Company had initiated formal foreclosure procedures on $1,128 and $669, respectively, of Residential Real Estate loans.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk from a contractual obligation to extend credit. The allowance for credit losses on off-balance sheet credit exposures is recorded within accrued expenses and other liabilities on the Consolidated Balance Sheets with adjustments recorded in provision for credit losses on the Consolidated Statements of Operations. The estimated credit loss includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate of expected credit loss is based on the historical loss rate for the loan class in which the loan commitments would be classified as if funded.

(Amounts in thousands, except share data)

The following table lists the allowance for credit losses on off-balance sheet credit exposures as of December 31, 2025 and 2024:

	Twelve Months Ended December 31,	
	2025	**2024**
Beginning of Period	$ 3,380	$ 3,901
Provision	(144)	(521)
End of Period	$ 3,236	$ 3,380

NOTE 6 - OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of other comprehensive income (loss), net of tax, as of December 31, 2025, 2024 and 2023:

(Amounts in thousands, except share data)

	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2025			
Net unrealized gains (losses) on investment securities:			
Other comprehensive gain (loss) before reclassifications	$ 16,958	$ 3,629	$ 13,329
Amounts reclassified from accumulated other comprehensive gain (loss)	—	—	—
Net unrealized gains (losses) on investment securities	16,958	3,629	13,329
Change in cash flow hedge derivatives:			
Other comprehensive gain (loss) before reclassifications	$ (74)	$ (16)	$ (58)
Amounts reclassified from accumulated other comprehensive gain (loss)	—	—	—
Net unrealized gains (losses) on investment securities	(74)	(16)	(58)
Defined benefit plans:			
Other comprehensive gain (loss) before reclassifications	(290)	(61)	(229)
Amounts reclassified from accumulated other comprehensive gain (loss)	—	—	—
Defined benefit plans, net	(290)	(61)	(229)
Other comprehensive gain (loss)	$ 16,594	$ 3,552	$ 13,042
Year Ended December 31, 2024			
Net unrealized gains (losses) on investment securities:			
Other comprehensive gain (loss) before reclassifications	$ (7,338)	$ (1,537)	$ (5,801)
Amounts reclassified from accumulated other comprehensive gain (loss)	(33)	(7)	(26)
Net unrealized gains (losses) on investment securities	(7,371)	(1,544)	(5,827)
Defined benefit plans:			
Other comprehensive income before reclassifications	—	—	—
Amounts reclassified from accumulated other comprehensive gains (losses)	—	—	—
Defined benefit plans, net	—	—	—
Other comprehensive gain (loss)	$ (7,371)	$ (1,544)	$ (5,827)
Year Ended December 31, 2023			
Net unrealized gains (losses) on investment securities:			
Other comprehensive gain (loss) before reclassifications	$ 12,330	$ 2,583	$ 9,747
Amounts reclassified from accumulated other comprehensive gain (loss)	—	—	—
Net unrealized gains (losses) on investment securities	12,330	2,583	9,747
Defined benefit plans:			
Other comprehensive income before reclassifications	972	204	768
Amounts reclassified from accumulated other comprehensive gains (losses)	—	—	—
Defined benefit plans, net	972	204	768
Other comprehensive gain (loss)	$ 13,302	$ 2,787	$ 10,515

(Amounts in thousands, except share data)

The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax, as of December 31, 2025, 2024 and 2023.

	For the Year Ended December 31, 2025				For the Year Ended December 31, 2024			For the Year Ended December 31, 2023		
	Unrealized Gains and Losses on Available for Sale Securities	Cash Flow Hedge Activities	Defined Benefit Pension Items	Total	Unrealized Gains and Losses on Available for Sale Securities	Defined Benefit Pension Items	Total	Unrealized Gains and Losses on Available for Sale Securities	Defined Benefit Pension Items	Total
Beginning balance	$ (48,851)	$ —	$ (4,506)	$ (53,357)	$ (43,024)	$ (4,506)	$ (47,530)	$ (52,771)	$ (5,274)	$ (58,045)
Other comprehensive income (loss) before classifications	13,329	(58)	(229)	13,042	(5,801)	—	(5,801)	9,747	768	10,515
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—	—	(26)	—	(26)	0	—	—
Net current-period other comprehensive income(loss)	13,329	(58)	(229)	13,042	(5,827)	—	(5,827)	9,747	768	10,515
Ending balance	$ (35,522)	$ (58)	$ (4,735)	$ (40,315)	$ (48,851)	$ (4,506)	$ (53,357)	$ (43,024)	$ (4,506)	$ (47,530)

The following table presents the amounts reclassified out of each component of accumulated other comprehensive loss as of December 31, 2025, 2024 and 2023.

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Loss (a) For the year ended December 31, 2025	2024	2023	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains (losses) on available for sale securities	$ —	$ 33	$ —	Net gain on sale of securities
Tax effect	—	(7)	—	Income taxes
Total reclassifications for the period	$ —	$ 26	$ —	

(a) Amounts in parentheses indicate expenses and other amounts indicate income.

(b) These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost.

(Amounts in thousands, except share data)

NOTE 7 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	At December 31, 2025	At December 31, 2024
Land and improvements	$ 8,432	$ 8,303
Buildings and improvements	44,093	40,494
Furniture and equipment	73,702	83,656
Total	126,227	132,453
Accumulated depreciation	(85,616)	(85,287)
Premises and equipment, net	$ 40,611	$ 47,166

Depreciation expense was $8,315 in 2025, $9,545 in 2024 and $10,760 in 2023.

The Company is the lessor of equipment under operating leases to customers. The operating lease assets are recorded in furniture and equipment in the table above and classified on the Consolidated Balance Sheets in premises and equipment. The total cost of leased assets at December 31, 2025 and 2024, was $38,328 and $48,473, respectively, and total accumulated depreciation on leased assets was ($25,289) and ($29,337), respectively. Depreciation expense on leased assets for the years ended December 31, 2025, 2024, and 2023 was $5,049, $6,876, and $8,112, respectively.

Future minimum lease payments expected to be received for operating leases were as follows:

	At December 31, 2025
2026	$ 675
2027	287
2028	75
2029	10
2030	—
Thereafter	—
Total	$ 1,047

The majority of operating leases are in renewal with month to month payments that are not included in the table above.

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

The balance of goodwill was $130,438 at December 31, 2025 and $125,520 at December 31, 2024. The 2025 increase in goodwill of $4,918 is entirely due to the FSB acquisition that closed in November 2025. See Note 2 for additional details related to the FSB acquisition.

Management performs an evaluation of goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Management performed an evaluation of the Company’s goodwill during the fourth quarter of 2025. Based on this test, management concluded that the Company’s goodwill was not impaired at December 31, 2025.

(Amounts in thousands, except share data)

Acquired intangible assets were as follows as of year-end.

	2025			2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible assets(1):						
Core deposit intangibles	12,668	8,968	3,700	12,668	7,662	5,006
Intangible assets acquired	6,975	258	6,717	—	—	—
Total core deposit intangible assets	$ 19,643	$ 9,226	$ 10,417	$ 12,668	$ 7,662	$ 5,006

(1) Excludes fully amortized core deposit intangible assets

Aggregate core deposit intangible amortization expense was $1,564, $1,484 and $1,579 for 2025, 2024 and 2023, respectively.

Activity for mortgage servicing rights (MSRs) and the related valuation allowance follows:

	2025	2024	2023
Mortgage Servicing Rights:			
Beginning of year	$ 2,877	$ 3,018	$ 2,689
Additions	114	202	659
Disposals	—	—	—
Amortized to expense	308	343	330
Other Charges	—	—	—
Change in valuation allowance	—	—	—
End of year	$ 2,683	$ 2,877	$ 3,018
Valuation allowance:			
Beginning of year	$ —	$ —	$ —
Additions expensed	—	—	—
Reductions credited to operations	—	—	—
Direct write-offs	—	—	—
End of year	$ —	$ —	$ —

The unpaid principal balance of mortgage loans serviced for third parties was $390,955 at December 31, 2025, compared to $419,407 at December 31, 2024 and $442,635 at December 31, 2023.

Aggregate mortgage servicing rights (MSRs) amortization was $308, $343 and $330 for the years ended December 31, 2025, 2024 and 2023, respectively.

Custodial escrow balances, which are reported as deposits on the Consolidated Balance Sheets, maintained in connection with serviced loans were $5,846 and $5,748 as of December 31, 2025 and 2024, respectively.

Mortgage loan contractual servicing fees were $1,015, $1,085 and $1,137 for 2025, 2024 and 2023, respectively. Mortgage loan contractual servicing fees are included in Other income on the Consolidated Statements of Operations.

The fair value of servicing rights was $3,313, $3,854 and $3,018 at December 31, 2025, 2024 and 2023, respectively. Fair value at December 31, 2025 was determined using a discount rate range of 4.44% to 8.98% with the average discount rate of 6.41%, weighted average prepayment speed of 13.69%, depending on the stratification of the specific right, and a weighted average default rate of 0.0%. Fair value at December 31, 2024 was determined using a discount rate range of 5.3% to 10.4% with the average discount rate of 6.96%, weighted average prepayment

(Amounts in thousands, except share data)

speed of 10.83%, depending on the stratification of the specific right, and a weighted average default rate of 0.0%. Management determined that no valuation allowance was necessary as of December 31, 2025, 2024 and 2023 based on the estimated fair value of servicing rights exceeding the carrying value.

Estimated amortization expense for each of the next five years and thereafter is as follows:

	MSRs	Core deposit intangibles	Total
2026	$ 157	$ 2,711	$ 2,868
2027	154	2,395	2,549
2028	149	1,923	2,072
2029	147	1,218	1,365
2030	146	944	1,090
Thereafter	1,930	1,226	3,156
	$ 2,683	$ 10,417	$ 13,100

NOTE 9 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits as of December 31, 2025 and 2024 were as follows:

	2025	2024
Demand	$ 400,403	$ 419,583
Savings and Money markets	1,236,735	1,152,239
Certificates of Deposit:		
$250 and over	233,469	120,543
Other	833,455	782,209
Individual Retirement Accounts	60,370	42,202
Total	$ 2,764,432	$ 2,516,776

Scheduled maturities of certificates of deposit ("CDs"), including IRAs, at December 31, 2025 were as follows:

2026	$ 1,024,936
2027	54,985
2028	33,092
2029	10,248
2030	2,374
Thereafter	1,659
Total	$ 1,127,294

Deposits from the Company’s principal shareholders, officers, directors, and their affiliates at year-end 2025 and 2024 were $15,030 and $11,769, respectively.

As of December 31, 2025 and December 31, 2024, CDs and IRAs totaling $239,181 and $125,868, respectively, met or exceeded the FDIC’s insurance limit of $250,000.

As of December 31, 2025 and December 31, 2024, brokered deposits totaled $402,142 and $500,265, respectively.

(Amounts in thousands, except share data)

NOTE 10 - SHORT-TERM BORROWINGS

Short-term borrowings, which consist of federal funds purchased and other short-term FHLB advances, are summarized as follows:

	At December 31, 2025		At December 31, 2024	
	Federal Funds Purchased	Short-term FHLB Advances	Federal Funds Purchased	Short-term FHLB Advances
Outstanding balance at year end	$ —	$ 175,000	$ —	$ 339,000
Maximum indebtedness during the year	20,000	465,000	50,000	501,500
Average balance during the year	137	296,338	137	341,692
Average rate paid during the year	4.38%	4.41%	5.27%	5.23%
Interest rate on year end balance	—	3.81%	—	4.42%

Average balances during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances.

These borrowing transactions can range from overnight to six months in maturity.

NOTE 11 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Long-term advances from the FHLB were $855 and $1,501 at December 31, 2025 and December 31, 2024, respectively. Outstanding balances have maturity dates between July 2026 and June 2028 with fixed rates ranging from 1.25% to 2.97%. The weighted average rate on outstanding advances was 2.56% at December 31, 2025. Outstanding advances are prepayable in whole or in part and could be subject to a termination fee.

Other borrowings totaled $4,090 at December 31, 2025, and included borrowings by the CLF division of Civista. The weighted average rate on these borrowings was 8.22% and the weighted average life was 23 months at December 31, 2025.

Scheduled principal reductions of FHLB advances outstanding at December 31, 2025 were as follows:

2026	469
2027	294
2028	92
Total	$ 855

In addition to FHLB borrowings, the Company had outstanding letters of credit with the FHLB totaling $132,700 and $128,400 at year-end 2025 and 2024, respectively, used for pledging to secure public funds. FHLB borrowings and the letters of credit were collateralized by FHLB stock and by $1,670,496 and $1,234,624 of residential mortgage loans under a blanket lien arrangement at year-end 2025 and 2024, respectively.

The Company had a FHLB maximum borrowing capacity of $1,004,533 as of December 31, 2025, with remaining borrowing capacity of approximately $695,978. The borrowing arrangement with the FHLB is subject to annual renewal. The maximum borrowing capacity is recalculated at least quarterly.

NOTE 12 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Effective in July 2023, the Company no longer sells securities under agreement to repurchase. Prior to that time, securities sold under agreements to repurchase were used to facilitate the needs of our customers as well as to facilitate our short-term funding needs. Securities sold under repurchase agreements were carried at the amount of cash received in association with the agreement.

(Amounts in thousands, except share data)

The Company no longer has securities pledged as collateral under repurchase agreements as of December 31, 2025 and 2024.

Information concerning securities sold under agreements to repurchase was as follows:

	2025	2024	2023
Outstanding balance at year end	$ —	$ —	$ —
Average balance during the year	—	—	8,685
Average interest rate during the year	$ —	$ —	0.05%
Maximum month-end balance during the year	—	—	$ 21,658
Weighted average interest rate at year end	$ —	$ —	—

NOTE 13 - SUBORDINATED DEBENTURES

The following table summarizes the Company's subordinated debentures at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Subordinated Note - fixed interest rate until November 30, 2026 then variable interest rate equal to 3-month CME Term SOFR plus 2.19%, the rate was 3.25% at December 31, 2025 and 2024, respectively - $75,000 maturing December 31, 2031; net of unamortized debt issuance costs of $1,115 and $1,260 as of December 31, 2025 and 2024, respectively	$ 73,885	$ 73,740
First Citizens Statutory Trust II - variable interest equal to 3-month CME Term SOFR plus 3.15%, which was 7.41% and 8.07% at December 31, 2025 and 2024, respectively - $7,732 maturing March 26, 2033	7,732	7,732
First Citizens Statutory Trust III - variable interest equal to 3-month CME Term SOFR plus 2.25%, which was 6.51% and 7.32% at December 31, 2025 and 2024, respectively - $12,887 maturing September 20, 2034	12,887	12,887
First Citizens Statutory Trust IV - variable interest equal to 3-month CME Term SOFR plus 1.60%, which was 5.90% and 6.81% at December 31, 2025 and 2024, respectively - $5,155 maturing March 23, 2037	5,155	5,155
Futura TPF Trust I - variable interest rate equal to 3-month CME Term SOFR plus 1.66%, which was 5.96% and 6.87% at December 31, 2025 and 2024, and respectively - $2,578 maturing June 15, 2035	2,578	2,578
Futura TPF Trust II - variable interest rate equal to 3-month CME Term SOFR plus 1.66%, which was 5.96% and 6.87% at December 31, 2025 and 2024, respectively - $2,070 maturing June 15, 2035; net of purchase discount of $73	1,997	1,997
Total subordinated debentures	$ 104,234	$ 104,089

On November 30, 2021, the Company entered into a Subordinated Note Purchase Agreement pursuant to which the Company sold and issued $75,000 aggregate principal amount of its 3.25% Fixed-to-Floating Rate Subordinated Notes due 2031(the "Notes"). The Notes have a stated maturity of December 31, 2031.

The Notes initially bear interest at a fixed rate of 3.25% per annum, from and including November 30, 2021, to but excluding December 1, 2026, with interest payable semi-annually in arrears. From and including December 1, 2026, to but excluding the stated maturity date or early redemption date, the interest rate will reset quarterly to an annual floating rate equal the then-current benchmark rate, which will initially be the three-month Secured Overnight Financing Rate (SOFR) plus 219 basis points, with interest during such period payable quarterly in arrears. If three-month SOFR cannot be determined during the applicable floating rate period, a different index will be determined and used in accordance with the terms of the Notes and underlying Indenture.

(Amounts in thousands, except share data)

Prior to December 1, 2026, the Company may redeem the Notes, in whole but not in part, only under certain limited circumstances as set forth in the Indenture. On or after December 1, 2026, the Company may, at its option, redeem the Notes, in whole or in part, on any interest payment date, subject to the receipt of any required regulatory approvals. Any redemption by the Company would be at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

On March 26, 2003, the Company formed First Citizens Statutory Trust II. The Company issued $7,700 of subordinated debentures to First Citizens Statutory Trust II in exchange for ownership of all the common securities of the First Citizens Statutory Trust II. The Company is not considered the primary beneficiary of First Citizens Statutory Trust II; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $232 and is included in Other assets.

On September 20, 2004, the Company formed First Citizens Statutory Trust III. The Company issued $12,900 of subordinated debentures to First Citizens Statutory Trust III in exchange for ownership of all the common securities of the First Citizens Statutory Trust III. The Company is not considered the primary beneficiary of First Citizens Statutory Trust III; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $387 and is included in Other assets.

On March 23, 2007, the Company formed First Citizens Statutory Trust IV. The Company issued $5,200 of subordinated debentures to First Citizens Statutory Trust IV in exchange for ownership of all the common securities of the First Citizens Statutory Trust IV. The Company is not considered the primary beneficiary of First Citizens Statutory Trust IV; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $155 and is included in Other assets.

In conjunction with the acquisition of Futura Banc Corp. ("Futura") on December 17, 2007, the Company assumed $4,700 of subordinated debentures that were recorded at a fair value of $4,600 at the time of acquisition. On June 15, 2005, Futura issued $2,600 of subordinated debentures to Futura TPF Trust I in exchange for ownership of all the common securities of the trust. On June 15, 2005, Futura issued $2,100 of subordinated debentures to Futura TPF Trust II in exchange for ownership of all the common securities of the trust. The Company is not considered the primary beneficiary of Futura TPF Trust I or Futura TPF Trust II; therefore, the trusts are not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trusts was $148 and is included in Other assets.

For all the debentures mentioned above, interest is payable quarterly. The debentures and the common securities issued by each of the trusts are redeemable in whole or in part on dates specified in the trust indenture document. All of the subordinated debentures mentioned above may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

NOTE 14 - INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows for the year ended December 31, 2025, in accordance with ASU 2023-09 (See Note 1 for additional details on adopting ASU 2023-09):

(Amounts in thousands, except share data)

	2025
Federal	
Current	$ 7,380
Deferred	1,171
Total federal	8,551
State	
Current	$ 455
Deferred	17
Total state	472
Total income taxes (1)	$ 9,023

(1) The Company does not have pretax income from continuing foreign operations or foreign tax expense.

Income tax expense (benefit) from continuing operations was as follows for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09:

	2024	2023
Current - federal	$ 6,498	$ 8,256
Current - state	246	68
Deferred	(1,853)	(675)
Income taxes	$ 4,891	$ 7,649

Effective tax rates differed from the statutory federal income tax rate of 21% in 2025 due to the following, in accordance with ASU 2023-09:

	2025	
	Amount	Percent
U.S. federal statutory tax rate	$ 11,599	21.0%
State and local income tax, net of federal income tax benefit (1)	373	0.7%
Tax Credits		
LIHTC and HTC investments, net (2)	(477)	-0.9%
Nontaxable or Nondeductible Items		
Tax-exempt income, net (3)	(2,336)	-4.2%
Other Adjustments	(136)	-0.3%
Effective Tax Rate	$ 9,023	16.3%

(Amounts in thousands, except share data)

(1) Indiana and Kentucky make up the majority (greater than 50%) of the state tax effect in this category.

(2) Low-income housing tax credits ("LIHTC") and historic rehabilitation tax credits ("HTC") equity investments. The tax credits category includes tax credits net of proportional amortization, and other tax benefits.

(3) Includes income from tax-exempt securities, net of disallowed interest expense, and income from the increase in cash surrender value of bank-owned life insurance.

Effective tax rates differed from the statutory federal income tax rate of 21% in 2024 and 2023 due to the following, prior to the adoption of ASU 2023-09:

	2024	2023
Income taxes computed at the statutory federal tax rate	$ 7,681	$ 10,629
Add (subtract) tax effect of:		
Tax-exempt interest income, net	(1,975)	(1,938)
Low income housing investments	(555)	(620)
Cash surrender value of BOLI	(471)	(233)
Other	211	(189)
Income tax expense	$ 4,891	$ 7,649

Year-end deferred tax assets and liabilities were due to the following:

	2025	2024
Deferred tax assets		
Allowance for credit losses	$ 9,109	$ 8,554
Unrealized loss on securities available for sale	9,549	13,104
Unrealized loss on minimum pension liability	1,259	1,198
Unrealized loss on interest rate swaps	16	—
Deferred compensation	1,323	1,241
Unfunded commitment liability	701	733
Deferred loan fees, net	—	583
Purchase accounting adjustments	(971)	524
Accrued compensation	840	674
Lease liability	517	231
Other	25	74
Deferred tax asset	22,368	26,916
Deferred tax liabilities		
Fixed assets depreciation	(2,236)	(1,968)
Prepaid pension	(1,680)	(1,602)
Loan servicing rights	(582)	(624)
Discount accretion on securities	(289)	(244)
FHLB stock dividends	(46)	(126)
Right of use asset	(517)	(231)
Prepaids	(308)	(297)
Other	(209)	(143)
Deferred tax liability	(5,867)	(5,235)
Net deferred tax asset	$ 16,501	$ 21,681

(Amounts in thousands, except share data)

Income taxes paid (net of refunds received):	**2025**
Federal	$ 7,600
State	457
Total	8,057

Income taxes paid (net of refunds) exceeding 5% of total income taxes paid (net of refunds) in the following jurisdictions:	**2025**
State	—
N/A (1)	

(1) There are no state jurisdictions exceeding 5% of total cash taxes paid.

At December 31, 2025, after considering all available positive and negative evidence, management concluded that a valuation allowance against deferred tax assets was not necessary because it is more likely than not that these tax benefits will be fully realized in future periods. While management continues to evaluate the need for a valuation allowance prospectively, it is not expected that a valuation allowance will be required based upon currently projected profitability.

At December 31, 2025 and 2024, the Company had no material unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company's policy is to recognize interest and penalties on income taxes in income tax expense.

The Company and its subsidiaries are subject to income tax within U.S. federal and various state jurisdictions. The Company remains subject to examination for income tax returns in all applicable federal and state jurisdictions for the years ending on or after December 31, 2022.

NOTE 15 - RETIREMENT PLANS

The Company sponsors a savings and retirement 401(k) plan, which covers all employees who meet certain eligibility requirements and who choose to participate in the plan. The matching contribution to the 401(k) plan was $1,674, $1,688 and $1,608 in 2025, 2024 and 2023, respectively. The Company’s matching contribution is 100% of an employee’s first three percent contributed and 50% of the next two percent contributed.

The Company also sponsors a pension plan which is a noncontributory defined benefit retirement plan for all employees who have attained the age of 20 1/2, completed six months of service and work 1,000 or more hours per year. Annual payments, subject to the maximum amount deductible for federal income tax purposes, are made to a pension trust fund. In 2006, the Company amended the pension plan to provide that no employee could be added as a participant to the pension plan after December 31, 2006. In April 2014, the Company amended the pension plan again to provide that no additional benefits would accrue beyond April 30, 2014.

In October 2015, the Company, on behalf of it and its subsidiaries, entered into Pension Shortfall Agreements (the “Shortfall Agreements”) with certain long-term employees of Civista. When the Company ceased accruals to its defined benefit pension plan on April 30, 2014, the circumstances of some participants with limited periods until their anticipated retirement dates would not permit them to use other available alternatives to make up for the shortfall in their expected pension. Accordingly, the Company entered into Shortfall Agreements with the affected employees to provide for an annual amount to be set aside so as to offset the shortfall in the amount to be paid out to the employees upon reaching retirement age. The Company calculated the total amount of the shortfall for each of the referenced individuals after considering its contributions to other retirement benefits. Pension shortfall expense was $53 in 2025, $82 in 2024 and $118 in 2023. Included in pension shortfall expense was interest expense, totaling

(Amounts in thousands, except share data)

$27, $36 and $36 in 2025, 2024 and 2023, respectively, which was also recorded in and credited to the accounts of the individuals covered by the Shortfall Agreements.

Information about the pension plan is as follows:

	2025	2024
Change in benefit obligation:		
Beginning benefit obligation	$ 6,932	$ 8,019
Service cost	—	—
Interest cost	348	360
Curtailment gain	—	—
Settlement loss	—	—
Actuarial (gain)/loss	801	(537)
Benefits paid	(1,315)	(910)
Settlement payments	—	—
Ending benefit obligation	6,766	6,932
Change in plan assets, at fair value:		
Beginning plan assets	9,273	9,953
Actual return	706	230
Employer contribution	—	—
Benefits paid	(1,315)	(910)
Settlement payments	—	—
Administrative expenses	—	—
Ending plan assets	8,664	9,273
Funded status at end of year	$ 1,898	$ 2,341

Amounts recognized in accumulated other comprehensive income (loss) at December 31, consist of unrecognized actuarial loss of $4,735, net of $1,259 tax in 2025 and $4,506, net of $1,198 tax in 2024.

The accumulated benefit obligation for the defined benefit pension plan was $6,766 at December 31, 2025 and $6,932 at December 31, 2024.

The components of net periodic pension expense were as follows:

	2025	2024	2023
Service cost	$ —	$ —	$ —
Interest cost	348	360	454
Expected return on plan assets	(195)	(767)	(605)
Net amortization and deferral	—	—	—
Net periodic pension cost (benefit)	153	(407)	(151)
Additional loss due to settlement	—	—	—
Total pension cost (benefit)	$ 153	$ (407)	$ (151)
Net loss (gain) recognized in other comprehensive income	$ 290	$ —	$ (972)
Total recognized in net periodic benefit cost and other comprehensive loss (before tax)	$ 443	$ (407)	$ (1,123)

The components of net periodic benefit cost other than the service cost component are included in the line item “Other operating expenses” in the Consolidated Statements of Operations.

(Amounts in thousands, except share data)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $58. The Company did not incur any settlement costs related to the pension plan in 2025, 2024 or 2023.

The weighted average assumptions used to determine benefit obligations at year-end were as follows:

	2025	2024	2023
Discount rate on benefit obligation	4.60%	5.54%	4.76%
Long-term rate of return on plan assets	5.00%	5.00%	5.53%
Rate of compensation increase	0.00%	0.00%	0.00%

The weighted average assumptions used to determine net periodic pension cost were as follows:

	2025	2024	2023
Discount rate on benefit obligation	5.54%	4.76%	4.95%
Long-term rate of return on plan assets	5.00%	5.53%	4.84%
Rate of compensation increase	0.00%	0.00%	0.00%

The Company uses long-term market rates to determine the discount rate on the benefit obligation. Declines in the discount rate lead to increases in the actuarial loss related to the benefit obligation.

The expectation for long-term rate of return on the pension assets and the expected rate of compensation increases are reviewed periodically by management in consultation with outside actuaries and primary investment consultants. Factors considered in setting and adjusting these rates are historic and projected rates of return on the portfolio and historic and estimated rates of increases of compensation. Since the pension plan is frozen, the rate of compensation increase used to determine the benefit obligation for 2025, 2024 and 2023 was zero.

The Company's pension plan asset allocation at year-end 2025 and 2024 and target allocation for 2025 by asset category are as follows:

Asset Category	Target Allocation 2025	Percentage of Plan Assets at Year-end 2025	2024
Equity securities	0-30%	10.0%	20.0%
Debt securities	70-100	90.0	80.0
Total		100.0%	100.0%

The Company developed the pension plan investment policies and strategies for plan assets with its pension management firm. The assets are currently invested in seven diversified investment funds, which include four equity funds and three bond funds. The long-term guidelines from above were created to maximize the return on portfolio assets while reducing the risk of the portfolio. The management firm may allocate assets among the separate accounts within the established long-term guidelines. Transfers among these accounts will be at the management firm's discretion based on their investment outlook and the investment strategies that are outlined at periodic meetings with the Company. The expected long-term rate of return on the plan assets was 5.00% in 2025 and 5.00% in 2024. This return is based on the expected return for each of the asset categories, weighted based on the target allocation for each class.

The Company did not make any contributions to its pension plan in 2025 and 2024, and the Company does not expect to make any contribution to its pension plan in 2026. A larger decrease in plan assets compared to the decrease in the benefit obligation led to a decrease in the funded status from $2,341 at December 31, 2024 to a funded status of $1,898 at December 31, 2025.

Common/Collective Trust Funds

(Amounts in thousands, except share data)

Common/Collective Trust Funds are valued at the daily net asset value ("NAV") as reported by the funds. These funds are not traded in an active market or exchange, and the NAV per unit is calculated by dividing the net assets of the fund by the number of units outstanding, which includes observable inputs. The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables.

Fair Value of Investments in Entities That Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2025 and 2024, respectively:

December 31, 2025	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/collective trust funds	$ 8,664	N/A	Daily	Daily

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/collective trust funds	$ 9,273	N/A	Daily	Daily

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected benefit payments over the next ten years, which reflect expected future service, are as follows:

2026	$ 190
2027	200
2028	205
2029	230
2030	347
2031 through 2035	2,343

Supplemental Executive Retirement Plan

Civista established a supplemental executive retirement plan (“SERP”) in 2011, which covers key members of management. The SERP was amended and restated effective January 1, 2024 and amended effective June 6, 2025 for one executive officer. Under the SERP, participants will receive annually, following retirement, a percentage of their base compensations at the time of their retirement for a maximum of ten years. The SERP liability recorded at December 31, 2025 was $5,269, compared to $4,593 at December 31, 2024. The expense related to the SERP was $992, $779 and $233 for 2025, 2024 and 2023, respectively. Distributions to participants made in 2025, 2024 and 2023 totaled $317, $270 and $176, respectively.

NOTE 16 - EQUITY INCENTIVE PLAN

At the Company’s 2014 annual meeting, the shareholders adopted the Company’s 2014 Incentive Plan (“2014 Incentive Plan”). The 2014 Incentive Plan authorized the Company to grant options, stock awards, stock units and

(Amounts in thousands, except share data)

other awards for up to 375,000 common shares of the Company. The 2014 Incentive Plan expired in accordance with its terms on April 16, 2024, and no further awards may be granted under the 2014 Incentive Plan after April 16, 2024. On February 20, 2024, the Company's Board of Director's adopted the Civista Bancshares, Inc. 2024 Incentive Plan (the "2024 Incentive Plan"), which was subsequently approved by the shareholders of the Company at the Annual Meeting of Shareholders held on April 16, 2024. The 2024 Incentive Plan authorizes the Company to grant options, stock awards, stock units and other awards for up to 450,000 common shares of the Company. There were 391,755 shares remaining available for grants under this plan at December 31, 2025.

No options were granted under the 2014 Incentive Plan or the 2024 Incentive Plan during the years ended December 31, 2025 and 2024.

Annually, the Board of Directors has awarded restricted common shares to senior officers of the Company. The restricted shares vest ratably over a three-year or five-year period following the grant date. The product of the number of restricted shares granted and the grant date market price of the Company's common shares determines the fair value of restricted shares under the Company's incentive plans. Management recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period for the entire award.

During the twelve months ended December 31, 2025, 2024 and 2023, directors of the Company's banking subsidiary, Civista, were paid a retainer in the form of non-restricted common shares of the Company. An aggregate of 10,270, 10,626 and 11,817 common shares were issued to Civista directors in 2025, 2024 and 2023, respectively, as payment of their retainer for their service on the Civista Board of Directors. The issuances were expensed in their entirety when the shares were issued in the amounts of $200, $154 and $189, respectively.

The Company includes share-based compensation for employees as "Compensation expense" in the Consolidated Statements of Operations.

The following is a summary of the status of the Company's restricted shares, and changes therein during the twelve months ended December 31, 2025:

	December 31, 2025	
	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	90,331	$ 19.14
Granted	39,587	21.46
Vested	(34,718)	20.21
Forfeited	(5,045)	19.62
Nonvested at end of period	90,155	19.72

The following is a summary of the status of the unvested restricted shares outstanding as of December 31, 2025:

At December 31, 2025			
Date of Award	Shares	Remaining Expense	Remaining Vesting Period (Years)
March 3, 2021	2,095	$ —	0.00
March 3, 2022	3,983	49	1.00
March 14, 2023	8,702	129	2.00
March 14, 2023	8,817	—	0.00
March 12, 2024	18,723	222	3.00
March 12, 2024	9,185	70	1.00
September 9, 2024	858	12	1.75
March 11, 2025	19,692	346	4.00
March 11, 2025	18,100	259	2.00
	90,155	$ 1,087	2.25

(Amounts in thousands, except share data)

During the twelve months ended December 31, 2025, 2024 and 2023, the Company recorded share-based compensation expense of $652, $718 and $801, respectively, for restricted shares granted to employees under the Company's incentive plans. At December 31, 2025, the total compensation cost related to unvested awards not yet recognized was $1,087, which is expected to be recognized over the weighted average remaining life of the grants of 2.25 years.

NOTE 17 - FAIR VALUE MEASUREMENT

GAAP establishes a hierarchal disclosure framework associated with the level of observable pricing utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows: Level 1: Quoted prices for identical assets in active markets that are identifiable on the measurement date; Level 2: Significant other observable inputs, such as quoted prices for similar assets, quoted prices in markets that are not active and other inputs that are observable or can be corroborated by observable market data; Level 3: Significant unobservable inputs that reflect the Company’s own view about the assumptions that market participants would use in pricing an asset.

Securities available for sale: The fair values of securities available for sale are based on quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Equity securities: The Company’s equity securities are not actively traded in an open market. The fair value of these equity securities not actively traded in an open market is determined by using market data inputs for similar securities that are observable (Level 2 inputs).

Swap assets/liabilities: The fair values of interest rate swap positions, both assets and liabilities, are based on valuation pricing models using an income approach reflecting readily observable market parameters such as interest rate yield curves (Level 2).

Collateral Dependent Loans: The Company generally measures the fair value of collateral dependent loans based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. Additionally, management makes estimates about expected costs to sell the property which are also included in the net realizable value. If the fair value of the collateral dependent loan is less than the carrying amount of the loan, a specific reserve for the loan is made in the allowance for credit losses or a charge-off is taken to reduce the loan to the fair value of the collateral (less estimated selling costs) and the loan is included in the table below as a Level 3 measurement.

Appraisals for individually analyzed collateral-dependent loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Company’s asset quality or collections department reviews the assumptions and approaches utilized in the appraisal. Appraisal values are discounted from 0% to 30% to account for other factors that may impact the value of collateral.

(Amounts in thousands, except share data)

Assets and liabilities measured at fair value are summarized below.

Fair Value Measurements at December 31, 2025 using:

	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:			
Securities available for sale			
U.S. Treasury securities	$ 33,902	$ —	$ —
Obligations of U.S. Government agencies	—	27,115	—
Obligations of states and political subdivisions	—	324,798	—
Mortgage-backed securities in government sponsored entities	—	296,093	—
Total securities available for sale	33,902	648,006	—
Equity securities	—	2,692	—
Swap asset	—	3,494	—
Liabilities measured at fair value on a recurring basis:			
Swap liability	—	5,748	—
Assets measured at fair value on a nonrecurring basis:			
Collateral-dependent loans	$ —	$ —	$ 13,140

Fair Value Measurements at December 31, 2024 using:

	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:			
Securities available for sale			
U.S. Treasury securities	$ 64,571	$ —	$ —
Obligations of U.S. Government agencies	—	32,816	—
Obligations of states and political subdivisions	—	325,119	—
Mortgage-backed securities in government sponsored entities	—	225,561	—
Total securities available for sale	64,571	583,496	—
Equity securities	—	2,421	—
Swap asset	—	5,308	—
Liabilities measured at fair value on a recurring basis:			
Swap liability	—	11,638	—
Assets measured at fair value on a nonrecurring basis:			
Collateral-dependent loans	$ —	$ —	$ 19,177

(Amounts in thousands, except share data)

The following tables present quantitative information about the Level 3 significant unobservable inputs for assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2025 and 2024.

	Quantitative Information about Level 3 Fair Value Measurements				
December 31, 2025	**Fair Value**	**Valuation Technique**	**Unobservable Input**	**Range**	**Weighted Average**
Collateral-dependent loans	$ 13,140	Appraisals which utilize sales comparison, net income and cost approach	Discounts for collection issues and changes in market conditions	10% - 61%	42%

	Quantitative Information about Level 3 Fair Value Measurements				
December 31, 2024	**Fair Value**	**Valuation Technique**	**Unobservable Input**	**Range**	**Weighted Average**
Collateral-dependent loans	$ 19,177	Appraisals which utilize sales comparison, net income and cost approach	Discounts for collection issues and changes in market conditions	10 - 75%	25%

Fair Value of Financial Instruments

Much of the information used to arrive at "fair value" is highly subjective and judgmental in nature and therefore the results may not be precise. Subjective factors include, among other things, estimated cash flows, risk characteristics and interest rates, all of which are subject to change. With the exception of investment securities, the Company's financial instruments are not readily marketable and market prices do not exist. Since negotiated prices for the instruments, which are not readily marketable, depend greatly on the motivation of the buyer and seller, the amounts that will actually be realized or paid per settlement or maturity of these instruments could be significantly different.

The carrying amount of cash and cash equivalents and accrued interest receivable, as a result of their short-term nature, is considered to be equal to fair value and are classified as Level 1.

The carrying amounts of investments in time deposits are based on commitments per the contractual agreement and are classified as Level 2.

The carrying amount of other securities, which consist of FHLB and other bank stock, approximates fair value as the stock is nonmarketable and has restrictions placed on its transferability are classified as Level 2.

The fair value of loans held for sale is based on commitments on hand from investors or prevailing market prices and are classified as Level 2.

The Company uses an exit price income approach to determine the fair value of the loan and lease portfolio. The model utilizes a discounted cash flow approach to estimate the fair value of the loans using assumptions for the coupon rates, remaining maturities, prepayment speeds, projected default probabilities, losses given defaults, and estimates of prevailing discount rates. The discounted cash flow approach models the credit losses directly in the projected cash flows. The model applies various assumptions regarding credit, interest, and prepayment risks for the loans based on loan types, payment types and fixed or variable classifications. For all periods presented, the estimated fair value of individually analyzed loans is based on the fair value of the collateral, less estimated cost to sell, or the present value of the loan's expected future cash flows (discounted at the loan's effective interest rate). All individually analyzed loans are classified as Level 3 within the valuation hierarchy.

The fair values of noninterest-bearing deposits are considered equal to the amount payable on demand at the reporting date (i.e., carrying value) and are classified as Level 1. The fair value of savings, NOW and certain money

(Amounts in thousands, except share data)

market accounts are equal to their carrying amounts and are a Level 1 classification. Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 3 classification.

The fair values of subordinated debentures are estimated using a discounted cash flow calculation that applies interest rates currently being offered on subordinated debentures to the schedule of maturities on the subordinated debt tranches resulting in a Level 3 classification.

FHLB advances with maturities greater than 90 days are valued based on discounted cash flow analysis, using interest rates currently being quoted for similar characteristics and maturities resulting in a Level 3 classification.

The carrying amount and fair value of financial instruments carried at amortized cost were as follows:

December 31, 2025	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash and due from financial institutions	$ 77,320	$ 77,320	$ 77,320	$ —	$ —
Investments in time deposits	1,165	1,165	—	1,165	—
Other securities	25,942	25,942	—	25,942	—
Loans held for sale	7,180	7,180	—	7,180	—
Loans and leases, net of allowance for credit losses	3,228,026	3,134,413	—	—	3,134,413
Accrued interest receivable	14,436	14,436	14,436	—	—
Financial Liabilities:					
Nonmaturing deposits	2,339,170	2,339,170	2,339,170	—	—
Time deposits	1,127,294	1,129,549	—	—	1,129,549
Short-term FHLB advances	175,000	175,000	175,000	—	—
Long-term FHLB advances	855	838	—	—	838
Subordinated debentures	104,234	102,843	—	—	102,843
Other borrowings	4,090	4,090	—	—	4,090
Accrued interest payable	5,393	5,393	5,393	—	—

December 31, 2024	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash and due from financial institutions	$ 63,155	$ 63,155	$ 63,155	$ —	$ —
Investments in time deposits	1,450	1,450	—	1,450	—
Other securities	30,352	30,352	—	30,352	—
Loans held for sale	665	665	—	665	—
Loans and leases, net of allowance for credit losses	3,041,561	2,919,899	—	—	2,919,899
Accrued interest receivable	13,453	13,453	13,453	—	—
Financial Liabilities:					
Nonmaturing deposits	2,266,916	2,266,916	2,266,916	—	—
Time deposits	944,954	948,734	—	—	948,734
Short-term FHLB advances	339,000	339,000	339,000	—	—
Long-term FHLB advances	1,501	1,418	—	—	1,418
Subordinated debentures	104,089	101,175	—	—	101,175
Other borrowings	6,293	6,293	—	—	6,293
Accrued interest payable	9,518	9,518	9,518	—	—

(Amounts in thousands, except share data)

NOTE 18 - COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows as of December 31, 2025 and December 31, 2024:

	2025		2024	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit:				
Lines of credit and construction loans	$ 34,580	$ 652,725	$ 31,940	$ 657,401
Overdraft protection	10	51,961	10	55,085
Letters of credit	16	82	782	244
	$ 34,606	$ 704,768	$ 32,732	$ 712,730

Commitments to make loans are generally made for a period of one year or less. Fixed-rate loan commitments included above had interest rates ranging from 3.1% to 8.0% at December 31, 2025 and 3.1% to 8.9% at December 31, 2024. Maturities extend up to 30 years.

CBI and Civista are parties to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated balance sheet or results of operations.

(Amounts in thousands, except share data)

NOTE 19 - CAPITAL REQUIREMENTS AND RESTRICTION ON RETAINED EARNINGS

CBI and Civista (collectively, the “Companies”) are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary -actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Companies must meet specific capital guidelines that involve quantitative measures of the Companies’ assets, liabilities, and certain off-balance-sheet items as calculated under U.S. GAAP, regulatory reporting requirements, and regulatory capital standards. The Companies’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulatory capital standards to ensure capital adequacy require the Companies to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets, common equity Tier 1 capital to total risk-weighted assets, and Tier 1 capital to average assets. Management believes, as of December 31, 2025, that the Companies met all capital adequacy requirements to which they were subject.

As of December 31, 2025, and 2024, the most recent notification from the Federal Reserve Bank categorized Civista as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Civista must maintain minimum total risk-based capital, Tier 1 risk-based capital, common equity Tier 1 risk-based capital, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Civista’s category.

The Company’s and Civista’s actual capital levels and minimum required capital levels at December 31, 2025 and 2024 were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2025						
Total Risk Based Capital						
Consolidated	$ 589,331	18.0%	$ 261,383	8.0%	n/a	n/a
Civista	554,829	17.0%	261,033	8.0%	$ 326,291	10.0%
Tier I Risk Based Capital						
Consolidated	474,550	14.5%	196,037	6.0%	n/a	n/a
Civista	513,987	15.8%	195,775	6.0%	261,033	8.0%
CET1 Risk Based Capital						
Consolidated	445,123	13.6%	147,028	4.5%	n/a	n/a
Civista	513,987	15.8%	146,831	4.5%	212,089	6.5%
Leverage						
Consolidated	474,550	11.3%	167,690	4.0%	n/a	n/a
Civista	513,987	12.3%	167,300	4.0%	209,125	5.0%
2024						
Total Risk Based Capital						
Consolidated	$ 456,499	13.9%	$ 261,904	8.0%	n/a	n/a
Civista	420,363	12.9%	261,693	8.0%	$ 327,116	10.0%
Tier I Risk Based Capital						
Consolidated	341,811	10.4%	196,428	6.0%	n/a	n/a
Civista	379,447	11.6%	196,270	6.0%	261,693	8.0%
CET1 Risk Based Capital						
Consolidated	312,384	9.5%	147,321	4.5%	n/a	n/a
Civista	379,447	11.6%	147,202	4.5%	212,626	6.5%
Leverage						
Consolidated	341,811	8.6%	158,679	4.0%	n/a	n/a
Civista	379,447	9.6%	157,823	4.0%	197,278	5.0%

(Amounts in thousands, except share data)

CBI's primary source of funds for paying dividends to its shareholders and for operating expense is the cash accumulated from dividends received from Civista. Payment of dividends by Civista to CBI is subject to restrictions by Civista's regulatory agencies. These restrictions generally limit dividends to the current and prior two years retained earnings as defined by the regulations. In addition, dividends may not reduce capital levels below minimum regulatory capital requirements. At December 31, 2025, Civista had $31,647 of net profits available to pay dividends to CBI without requiring regulatory approval.

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of CBI follows:

Condensed Balance Sheets	**December 31, 2025**	**2024**
Assets:		
Cash	$ 23,796	$ 8,879
Equity securities	2,692	2,421
Investment in bank subsidiary	617,072	460,070
Investment in nonbank subsidiaries	3,928	4,041
Other assets	2,348	18,841
Total assets	$ 649,836	$ 494,252
Liabilities:		
Other liabilities	$ 2,128	$ 1,661
Subordinated debentures	104,234	104,089
Total liabilities	106,362	105,750
Shareholders' Equity:		
Common stock	419,769	312,037
Accumulated earnings	239,784	205,408
Treasury stock	(75,764)	(75,586)
Accumulated other comprehensive loss	(40,315)	(53,357)
Total shareholders' equity	543,474	388,502
Total liabilities and shareholders' equity	$ 649,836	$ 494,252

Condensed Statements of Operations	**For the years ended December 31, 2025**	**2024**	**2023**
Dividends from bank subsidiaries	$ 54,299	$ 20,300	$ 28,100
Dividends from non-bank subsidiaries	1,125	1,350	1,390
Interest expense	(4,636)	(4,931)	(4,849)
Pension benefit	(153)	407	150
Other expense, net	(2,266)	(2,223)	(1,518)
Income before equity in undistributed net earnings of subsidiaries	48,369	14,903	23,273
Income tax benefit	1,481	1,418	1,309
Equity in undistributed net earnings of subsidiaries	(3,638)	15,362	18,382
Net income	$ 46,212	$ 31,683	$ 42,964
Comprehensive income (loss)	$ 59,254	$ 25,856	$ 53,489

(Amounts in thousands, except share data)

	For the years ended December 31,		
Condensed Statements of Cash Flows	**2025**	**2024**	**2023**
Operating activities:			
Net income	$ 46,212	$ 31,683	$ 42,964
Adjustment to reconcile net income to net cash from operating activities:			
Change in other assets and other liabilities	(31,827)	(5,546)	(12,836)
Equity in undistributed net earnings of subsidiaries	3,638	(15,362)	(18,382)
Net cash provided by operating activities	18,023	10,775	11,746
Investing activities:			
Acquisition and additional capitalization of subsidiary, net of cash acquired	(66,758)	—	(14,000)
Net cash used in investing activities	(66,758)	—	(14,000)
Financing activities:			
Purchase of treasury stock	(178)	(164)	(1,628)
Proceeds from issuance of common stock	75,666	—	—
Cash dividends paid	(11,836)	(10,063)	(9,599)
Net cash used in financing activities	63,652	(10,227)	(11,227)
Net change in cash and cash equivalents	14,917	548	(13,481)
Cash and cash equivalents at beginning of year	8,879	8,331	21,812
Cash and cash equivalents at end of year	$ 23,796	$ 8,879	$ 8,331

(Amounts in thousands, except share data)

NOTE 21 - EARNINGS PER COMMON SHARE

The factors used in the earnings per share computation follow.

	2025	2024	2023
Basic			
Net income	$ 46,212	$ 31,683	$ 42,964
Less allocation of earnings and dividends to participating securities	166	671	1,583
Net income available to common shareholders—basic	$ 46,046	$ 31,012	$ 41,381
Weighted average common shares outstanding	17,507,836	15,724,768	15,734,624
Less average participating securities	86,436	333,029	579,857
Weighted average number of shares outstanding used in the calculation of basic earnings per common share	17,421,400	15,391,739	15,154,767
Basic earnings per share	$ 2.64	$ 2.01	$ 2.73
Diluted			
Net income available to common shareholders—basic	$ 46,046	$ 31,012	$ 41,381
Net income available to common shareholders—diluted	$ 46,046	$ 31,012	$ 41,381
Weighted average common shares outstanding used in the calculation of earnings per common share basic	17,421,400	15,391,739	15,154,767
Average shares and dilutive potential common shares outstanding—diluted	17,421,400	15,391,739	15,154,767
Diluted earnings per share	$ 2.64	$ 2.01	$ 2.73

Basic earnings per common share are calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share include the dilutive effect, if any, of additional potential common shares issuable under the equity incentive plan, computed using the treasury stock method.

NOTE 22 - DERIVATIVE HEDGING INSTRUMENTS

Risk Management Objective Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments.

Interest Rate Swaps Designated as Cash Flow Hedge

The Company's objectives in using interest rate derivatives are to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. In September 2025, the Company entered into a derivative instrument designated as a cash flow hedge. For a derivative instrument that is designated as a cash flow hedge, the aggregate fair value of the swaps is recorded in swap assets or swap liabilities with changes in fair value recorded in other comprehensive income (loss), net of tax. The amount included in other comprehensive income would be reclassified to current earnings should all or a portion of the hedge no longer be considered effective. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income (loss) and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

An interest rate swap with a notional amount totaling $100.0 million as of December 31, 2025 was designated as a cash flow hedge to hedge the risk of variability in cash flows (future interest payments) attributable to changes in the contractually specified benchmark interest rate on the Company's short-term fixed rate FHLB advances. The gross aggregate fair value of the swap was ($74) and is recorded in Swap liabilities in the Consolidated Balance Sheets at December 31, 2025, with changes recorded in other comprehensive income (loss). Amounts reported in accumulated other comprehensive income related to this derivative will be reclassified to interest expense as interest payments are paid on the Company's short-term fixed rate FHLB advances. The hedge was executed to pay fixed and receive variable rate cash flows. The hedge was determined to be effective during the period and the Company expects the hedge to remain effective during the remaining term of the swap. A summary of the interest rate swap designated as a cash flow hedge is presented below (dollars in thousands):

	December 31, 2025
Notional amount Cash Flow Hedge	$ 100,000
Weighted average fixed pay rates	3.81%
Weighted average variable SOFR receive rates	3.69%
Weighted average remaining maturity (in years)	1.2
Fair Value	$ (74)

Non-designated Hedges

Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. To accommodate customer need and to support the Company's asset/liability positioning, on occasion the Company enters into interest rate swaps with a customer and a bank counterparty. The interest rate swaps are free-standing derivatives and are recorded at fair value. The Company enters into a floating rate loan and a fixed rate swap with our customer. Simultaneously, the Company enters into an offsetting fixed rate swap with a bank counterparty. In connection with each swap transaction, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay a bank counterparty the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. These transactions allow the Company's customer to effectively convert variable rate loans to fixed rate loans. Since the Company acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts offset each other and do not significantly impact the Company's results of operations. These derivatives are not designated as hedging instruments and changes in fair value are recognized directly in earnings.

The Company presents non-designated derivative positions gross on the balance sheet for customers and net for financial institution counterparty positions subject to master netting arrangements. The fair value on the asset side was reduced by the margin call adjustment per the Company's netting arrangement in the amounts of $2,180 and $6,330 as of December 31, 2025 and December 31, 2024, respectively.

(Amounts in thousands, except share data)

The following table reflects the derivative instruments not designated as hedging instruments recorded on the Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024:

	2025		2024	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Swap assets				
Interest rate swaps with loan customers in an asset position	$ 114,463	$ 2,792	$ 68,621	$ 1,169
Counterparty positions with financial institutions in an asset position	244,495	2,882	247,727	10,469
Total before netting adjustments		5,674		11,638
Netting adjustments - cash collateral posted by counterparties*		(2,180)		(6,330)
Total Swap assets		$ 3,494		$ 5,308
Swap liabilities				
Interest rate swaps with loan customers in a liability position	$ 130,032	$ 5,674	$ 179,106	$ 11,638
Counterparty positions with financial institutions in a liability position	—	—	—	—
Total before netting adjustments		5,674		11,638
Netting adjustments - cash collateral posted to counterparties**		—		—
Total Swap liabilities		$ 5,674		$ 11,638

*Cash collateral posted by counterparties represents the obligation to return cash collateral received from counterparties.

**Cash collateral posted to counterparties represents the right to reclaim cash collateral that was paid to counterparties.

	2025	2024
Gross notional positions with customers	$ 244,495	$ 247,727
Gross notional positions with financial institution counterparties	$ 244,495	$ 247,727

The Company monitors and controls all derivative products with a comprehensive Board of Director approved commercial loan swap policy. All hedge transactions must be approved in advance by the Lenders Loan Committee or the Directors Loan Committee of the Board of Directors. The Company classifies changes in the fair value of derivative instruments not designated as hedging instruments with "Other" in the Consolidated Statements of Operation. Any fees paid to enter the swap contract at inception are recognized in earnings when received. Such fees amounted to $275 and $232 during the years ended December 31, 2025 and 2024, respectively.

The Company did not have any cash or securities pledged as collateral on its interest rate swaps with third party financial institutions at December 31, 2025 or 2024.

(Amounts in thousands, except share data)

NOTE 23 – QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company invests in qualified affordable housing projects. At December 31, 2025 and 2024, the balance of the Company's investments in qualified affordable housing projects was $16,386 and $15,850, respectively. These balances are reflected in the Other assets line on the Consolidated Balance Sheets. The unfunded commitments related to the investments in qualified affordable housing projects totaled $5,113 and $5,668 at December 31, 2025 and 2024, respectively. These balances are reflected in the Accrued expenses and other liabilities line on the Consolidated Balance Sheets.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized amortization expense with respect to its investments in qualified affordable housing projects of $1,464, $1,273 and $1,035, respectively, which was included within pre-tax income on the Consolidated Statements of Operations.

Additionally, during the years ended December 31, 2025, 2024 and 2023, the Company recognized tax credits and other benefits from its investments in affordable housing tax credits of $1,664, $1,562 and $1,655, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company did not incur impairment losses related to its investment in qualified affordable housing projects.

NOTE 24 – REVENUE RECOGNITION

The Company accounts for revenues from contracts with customers under ASC 606, Revenue from Contracts with Customers. Revenue associated with financial instruments, including revenue from loans and securities are outside the scope of the new standard and accounted for under existing GAAP. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives and certain credit card fees are also not in scope of the new guidance. Noninterest revenue streams in-scope of ASC 606 are discussed below.

Service Charges

Service charges consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

ATM/Interchange Fees

Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Mastercard. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. The Company's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.

Wealth Management Fees

Wealth management fees are primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received in the following month through a direct charge to customers' accounts. The Company does not earn performance-based incentives.

Tax Refund Processing Fees

(Amounts in thousands, except share data)

The Company facilitates the payment of federal and state income tax refunds in partnership with a third-party vendor. Refund Transfers ("RTs") are fee-based products whereby a tax refund is issued to the taxpayer after the Company has received the refund from the federal or state government. As part of this agreement the Company earns fee income, the majority of which is received in the first quarter of the year. The Company's fee income revenue is recognized based on the estimated percent of business completed by each date. The Company exited this line of business in 2023 resulting in no fee income in 2025 or 2024.

Other

Other noninterest income consists of other recurring revenue streams such as check order fees, wire transfer fees, safety deposit box rental fees, item processing fees and other miscellaneous revenue streams. Check order income mainly represents fees charged to customers for checks. Wire transfer fees represent revenue from processing wire transfers. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Item processing fee income represents fees charged to other financial institutions for processing their transactions. Payment is typically received in the following month.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,		
	2025	2024	2023
Noninterest Income			
In-scope of Topic 606:			
Service charges	$ 6,461	$ 6,114	$ 7,206
ATM/Interchange fees	5,902	5,841	5,880
Wealth management fees	5,540	5,519	4,767
Tax refund processing fees	—	-	2,375
Other	1,120	1,649	10,220
Noninterest Income (in-scope of Topic 606)	19,023	19,123	30,448
Noninterest Income (out-of-scope of Topic 606)	14,944	18,625	6,715
Total Noninterest Income	$ 33,967	$ 37,748	$ 37,163

NOTE 25 - LEASES

We have operating leases for several branch locations and office space. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. We also lease certain office equipment under operating leases. Many of our leases include both lease (e.g., minimum rent payments) and non-lease (e.g., common-area or other maintenance costs) components. The Company accounts for each component separately based on the standalone price of each component. In addition, we have several operating leases with lease terms of less than one year and therefore, we have elected the practical expedient to exclude these short-term leases from our right-of-use ("ROU") assets and lease liabilities.

Most leases include one or more options to renew. The exercise of lease renewal options is typically at our sole discretion. Renewals to extend the lease terms are only included in our ROU assets and lease liabilities when it is reasonably certain they will be exercised.

As most of our leases do not provide an implicit rate, we use the fully collateralized FHLB borrowing rate, commensurate with the lease terms based on the information available at the lease commencement date in determining the present value of the lease payments.

(Amounts in thousands, except share data)

The balance sheet information related to our operating leases was as follows as of December 31, 2025 and 2024:

	Classification on the Consolidated Balance Sheet	December 31, 2025	December 31, 2024
Assets:			
Operating lease	Other assets	$ 2,387	$ 1,063
Liabilities:			
Operating lease	Accrued expenses and other liabilities	$ 2,387	$ 1,063

The cost components of our operating leases were as follows for the periods ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
Lease cost			
Operating lease cost	$ 816	$ 631	$ 499
Short-term lease cost	40	220	160
Sublease income	(28)	(28)	(26)
Total lease cost	$ 828	$ 823	$ 633

Maturities of our lease liabilities for all operating leases for each of the next five years and thereafter is as follows:

2026	$ 754
2027	740
2028	584
2029	395
2030	78
Thereafter	—
Total lease payments	$ 2,551
Less: Imputed Interest	164
Present value of lease liabilities	$ 2,387

The weighted average remaining lease terms and discount rates for all of our operating leases were as follows as of December 31, 2025:

Weighted-average remaining lease term - operating leases (years)	3.40
Weighted-average discount rate - operating leases	3.88%

The Company is the lessor of equipment under operating leases to a wide variety of customers, from commercial and industrial to government and healthcare. The operating lease assets are presented on the balance sheet as Premises and equipment. The Company records lease revenue over the term of the lease and retains ownership of the related assets which are depreciated over the estimated useful life, normally two to six years.

The Company also leases equipment to customers under direct financing leases. At the inception of each lease, the lease receivables, together with the present value of the estimated unguaranteed residual values are presented on the balance sheet as Loans. The excess of the lease receivables and residual values over the cost of the equipment is recorded as unearned lease income and will be recognized over the lease term, normally two to six years as well.

NOTE 26 - SEGMENT REPORTING

The Company conducts its operations through one single business segment, which is determined by the Chief Financial Officer, who is the designated chief operating decision maker ("CODM").

This decision is based upon information provided about the Company's products and services offered. The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar. The CODM evaluates revenue streams, significant expenses, and budget to actual results in assessing the Company's segment and in the determination of allocating resources. The CODM uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The CODM uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessing performance and in establishing compensation. Loans and investments provide the majority of revenues in the banking operation. Interest expense, provision for credit losses, and compensation expense provide the significant expenses in the banking operation.

The Company's segment assets represent its total assets as presented in the Consolidated Balance Sheets.

All of the Company's earnings relate to its operations within the United States.

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Shareholder Information

Annual Meeting of the Civista Bancshares, Inc. Shareholders

Tuesday, May 19, 2026 | 10:00 AM EDT
Sawmill Creek Resort
400 Sawmill Creek Drive | Huron, OH 44839

Investor Information

Corporate and investor information, including news releases, investor presentations, corporate responsibility report, governance documents, proxy statements and SEC filings are available from our investor relations site at www.civb.com.

NASDAQ Exchange | Symbol CIVB

Stock Registrar and Transfer Agent

We encourage you to access your account(s) online at www.equiniti.com. Here you can easily initiate a number of transactions and inquires as well as access important details about your portfolio and general stock transfer information.

- Update your mailing address
- Access statement information
- Print a duplicate 1099 form
- Consolidate accounts
- Enroll in our Direct Stock Purchase Plan
- Request a replacement dividend check
- Download stock transfer form

By mail or phone, contact our Transfer Agent:

Civista Bancshares, Inc.
c/o Equiniti Trust Company, LLC
6201 15th Avenue | Brooklyn, NY 11219
800.937.5449; outside of U.S. 718.921.8124

Corporate Headquarters

Civista Bancshares, Inc.
100 East Water Street
Sandusky, OH 44870
800.604.9368
NASDAQ: CIVB
civb.com | civista.bank





Civista Bancshares, Inc.
100 East Water Street
Sandusky, Ohio 44870
800.604.9368

NASDAQ: CIVB
civb.com | civista.bank

Investor information available at civb.com